SingTel

13 November 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 6 November 2006 to 10 November 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Nov-2006 06:32:44
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the Second Quarter and Half Year Ended 30 September 2006 - Financial Results Presentation
Description	
Attachments:	2ndqtr-slides.pdf Total size = **726K** (2048K size limit recommended)

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Financial results presentation

Q2 FY07: quarter ended 30 September 2006

8th November 2006

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Asia Pacific's Best Communications Group



Lee Hsien Yang

Group CEO

SingTel

Group Q2 FY07: NPAT up 19% to S$956m

Group performance	Underlying[1] NPAT up 20%	S$899m	Free cash flow[2]	S$938m
SingTel – cash flow engine	Operating revenue	Stable	Free cash flow[3]	S$285m
Optus – investing for growth	Revenue[4]	6%	EBITDA margin[4]	26.0%
Regional mobile – earnings driver	Customers[5]	101m	Earnings up[6]	43%

1. Excluding exceptionals and FX on interco loan, net of hedging
2. Group operating cash less cash capex (including associates dividends)
3. Singapore operating cash less cash capex (excluding associates dividends)
4. In A$ terms, including impact of acquisitions
5. Group mobile subscribers, including SingTel, Optus and Regional Mobile associates
6. Before tax and exceptionals

SingTel

S$731m interim dividend for FY2007

Interim dividend	4.6¢
Total payout[1]	S$731m
Payment Date	Jan 07
Section 44 tax credits utilised	Move to one-tier tax system

Dividend policy	
Ordinary dividend	40-50% underlying profits
Revised frequency	Semi-annual payment

1. Gross dividends

SingTel

Group Q2 FY07 highlights

Proportionate EBITDA outside Singapore[1] — 68%



1%
Others
Australia
30%
36%
Regional Mobile
32%
Singapore

1. Based on three months to Sep 06

Recent significant developments

- Record mobile net adds in Singapore — **81K**
- Optus EBITDA margin stable vs. June 06 qtr — **26.0%**
- Sale of Robinson Road property — **S$163m cash**
- Completion of capital reduction — **S$2.3bn returned**

SingTel

Group Q2 FY07: NPAT S$956m – up 19%

S$m	3 months to Sep 06	3 months to Sep 05	% increase/ (decrease)
Operating revenue	3,277	3,301	(0.7%)
Operational EBITDA	1,090	1,122	(2.8%)
Operational EBITDA margin	33.3%	34.0%	N/M
Associates - excluding EI	510	371	37.4%
EBITDA[1]	1,703	1,570	8.5%
NPAT	956	806	18.6%
Earnings per share	5.77 cents	4.84 cents	19.2%
NPAT – underlying[2]	899	752	19.6%
Earnings per share – underlying[2]	5.43 cents	4.51 cents	20.4%

1. Operational EBITDA+IDA compensation+share of results of associates
2. Excluding exceptionals and FX on interco loan, net of hedging

SingTel

SingTel


hello

SingTel

SingTel Q2 FY07: robust telco growth & improved margin

➢ revenue impacted by C2C deconsolidation and lower IT revenues

S$m	3 months to Sep 06	3 months to Sep 05	YOY % change	3 months to Jun 06	Sequential % change
Operating revenue	1,047	1,057	(1.0%)	995	5.3%
- Singapore telecoms[1]	900	891	1.0%	859	4.7%
- NCS (IT business)	148	167	(11.5%)	136	8.5%
Operating expenses	560	590	(5.1%)	532	5.4%
Operational EBITDA	510	483	5.5%	472	8.0%
Operational EBITDA margin	48.7%	45.7%	NM	47.5%	NM
- Singapore telecoms[1]	54.8%	52.5%	NM	53.3%	NM
- NCS (IT business)	11.6%	9.4%	NM	10.7%	NM

1. Excluding NCS

SingTel

Telco business wins share in growth segments …

Mobile - record quarterly net adds — 81K

Broadband – Q2 share of net adds — 71%


Market share of customers
Postpaid
share stable
43%
43.4%
43.7%
Q2
net adds
15K
33%
28.6%
29.5%
Q2
net adds
66K
Prepaid share
recovering
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07


Broadband market share
56.6%
55.6%
54.6%
54.0%
53.3%
53.5%
54.1%
54.7%
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07

SingTel

… while protecting leadership in corp data & postpaid mobile

Data and Internet up — 10%
- **excluding capacity sales**

Corporate data[1] — 7%
- Managed services up 27%
- LLC up 2%
- ILC up 1%

Broadband revenue — 21%

Mobile revenue — 8%

3G subscribers — 259K

Postpaid ARPU — 2%

Postpaid churn — 0.9%

Data as % ARPU — 26%

1. Corporate data consists of LLC, ILC, managed services and others

SingTel

We are also minimising decline of fixed voice products

DEL market share — 97%
- ➢ primary lines stable
- ➢ res 2nd line down from 14% to 12%[1]

International telephone — 3% (down)
- ➢ slower pace of decline



National tel revenue (S$m)
S$124m
-7%
S$115m
Q2 FY06
Q2 FY07
DEL traffic
13%
DEL rental
3%
Other[2]
7%

Contribution to Singapore revenue — 14%

Int'l call revenue[3] — Stable
- due to higher volume growth

Inpayments & net transit — 15% (down)

1. As a percentage of total residential DEL lines
2. Includes enhanced services and payphones
3. Outgoing call revenue

SingTel

… as well as optimising costs and increasing free cash flow

Operating costs ↓ 5%
> **strong cost control**

Cost of sales ↓ 19%
- in line with lower IT revenues

Staff costs ↓ 5%
- telecom staff down 10%

Selling & admin expenses ↑ 7%
- higher marketing costs help to win market share

Free cash flow[1] **S$285m**
> **excluding assoc. dividends**

S$m	Q2 FY07	Q2 FY06
Operating cash before interest[2]	363	346
Cash capex	(78)	(113)
Free cash flow[1]	**285**	**233**
Cash capex as % revenue	7%	11%

1. Operating cash less cash capex (excluding associates dividends)
2. Excluding associates dividends

SingTel

Optus



yes'
OPTUS



SingTel

Optus Q2 FY07: resilient in an intensely competitive market

- EBITDA margin stable at 26% on sequential quarter

A$m	3 months to Sep06	3 months to Sep 05[2]	Y-O-Y % change	3 months to Jun 06	Sequential % change
Operating revenue	1,865	1,763	5.8%	1,834	1.7%
- op revenue excl acquisitions[1]	1,803	1,763	2.3%	1,766	2.1%
Operating expenses	1,396	1,267	10.2%	1,370	1.9%
- op costs excl acquisitions	1,332	1,267	5.1%	1,298	2.6%
Operational EBITDA	485	501	(3.2%)	478	1.4%
Operational EBITDA margin	26.0%	28.4%	NM	26.1%	NM
- margin excl acquisitions[1]	27.0%	28.4%	NM	27.3%	NM
Free cash flow	176	242	(27.1%)	54	228%
Cash capex	291	229	27.4%	301	(3.3%)
Cash capex:revenue	16%	13%	NM	16%	NM

1. Excluding Alphawest and incremental portion of Virgin Mobile Australia revenues
2. Optus Sep 05 results include impact of realigning accounting treatment for operating lease expenditure, as disclosed in Mar 06 results

SingTel

Optus Mobile successfully defends market position

➢ 7% increase in outgoing revenue – offsets lower termination rates

Service revenue growth ↑ 5%


Mobile revenue (A$m)
996
+5%
1,043
127
130
Equip
3%
649
697
Outgoing
7%
220
216
Incoming
2%
Q2 FY06
Q2 FY07

Highlights

EBITDA margin up from 35% on sequential quarter	36%
Mobile market share up[1] ▪ Q2 net adds 46k	33%
3G subs	184K
Business Mobile subscribers up	↑ 11%
Data as % of ARPU	23%

1 Optus estimates

SingTel

Optus Mobile: stabilising postpaid ARPU

➢ usage increases mitigate ARPU and margin erosion

Postpaid ARPU — stable


Sequential quarter margin improvement
Postpaid mobile ARPU (A$)
38%
Sep 05
35%
June 06
36%
Sep 06
76
stable
75
MoU[1]
6%
Rev/ min[2]
4%
Q2 FY06
Q2 FY07

Caps as % of postpaid base — 24%


Q2: 32% of postpaid gross adds chose caps[3]
% of postpaid cust on caps
2
5
7
10
14
19
21
24
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06
Q1 FY07
Q2 FY07

1. Outgoing minutes of use per subscriber per month for postpaid
2. Outgoing revenue per minute for postpaid
3. Percentage of postpaid gross adds and recontracts choosing capped plans

SingTel

Optus Business gaining share

➢ EBITDA margin down from 21% to 18% due to higher ICT revenues

Optus Business & Wholesale fixed revenue

14%



+14%
380
434
OB
OB[1]
23%
OW&S[2]
OW&S[2]
1%
Q2 FY06
Q2 FY07
OB/OW revenue (A$ m)

Highlights

OB Voice
- A$107m

Minutes 14% | Revenue 7%

OB Data & IP revenue
- A$96m

3%

OB ICT revenue[3] incl. Alphawest
- A$78m

127%

Wholesale revenue
- growth in Data/IP offset voice decline

Stable

1. Including A$48m of Alphawest revenue
2. Optus Wholesale & Satellite
3. Previously Managed and Professional services

SingTel

Consumer and SMB – Broadband growth offset weakness in traditional products

➢ EBITDA margin down from 12% to 7%- reflecting lower voice revenues

Consumer Broadband revenues up 36%



Broadband customers ('000s)
53
39
52
54
58
676
Bus b'band[1]
Cons & SMB DSL
Cable modem
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06
Q1 FY07
Q2 FY07

Consumer/SMB offnet & ULL voice customers 8% (up)

Consumer voice revenue 8% (down)
- 66% of Consumer revenue

EBITDA margin 7%
- Sep 05 qtr 12%

175 ULL exchanges 44k subs
- 340 ULL exchanges completed during 2007

1. Includes business grade retail broadband customers

SingTel

Associates and joint ventures


Pacific Bangladesh
Telecom
bharti
AIS
Singapore
TELKOMSEL

SingTel

Associates Q2 FY07: overview

	Telkomsel	bharti	AIS	Globe Telecom	PBTL
SingTel effective shareholding (%)	35.0%	30.5%	21.4%	44.6%	45.0%
Mobile penetration (%)	26%	11%	58%	44%	12%
Market position	#1	#1	#1	#2	#4
Market share (%)	55%	21%	50%	36%	4%
Mobile subs (m)	32.5	27.1	17.7	14.5	0.8
Sub growth (yoy)	38%	92%	10%	17%	138%

SingTel

Associates Q2 FY07: NPAT S$395m – up 48%

Associates pre-tax earnings[1]
➢ **Q2 FY07 vs Q2 FY06**

37%

Associates PBT S$m	Q2 FY07	Q2 FY06	%
Regional Mobile	498	347	43%
SingPost	12	12	(2%)
Others	1	12	(94%)
Ordinary results	**510**	**371**	**37%**
Exceptional results	19	(7)	NM
Total	**529**	**364**	**46%**

Associate dividends
➢ **H1 FY07 vs. H1 FY06**

39%



Assoc dividends (S$m)
415
579
Others
Globe
AIS
Telkomsel
H1 FY06
H1 FY07

Dividends as % of earnings[2] 77%

Divestment of BSI (Oct 06) 14% IRR

1. Excluding exceptional items
2. Based on share of associates post tax earnings for 6 months to 30 Sep 06

SingTel

Aggregate mobile customer base: up 36% to 101m

➢ growth driven by India and Indonesia

Largest base outside China

101m



Aggregate subs (m)[1]
Telkomsel 32m – up 38%
Bharti 27m – up 92%
20
24
31
52
101
139
287
SKT
Telekom M'sia
Telenor [2]
NTT DoCoMo
SingTel Group
China Unicom
China Mobile

Q2 regional mobile pre-tax earnings[3]

43%

PBT S$m	3 mths to Sep 06[3]	% change[3] (S$)	% change[3] (local curr)
Telkomsel	261	45%	41%
Bharti	110	62%	83%
AIS[4]	57	(3%)	(6%)
Globe	74	94%	88%
PBTL	(4)	NM	NM
Total	**498**	**43%**	**44%**

1. Mobile subscriber numbers as at Sep 06 (TM numbers as at Jun 06)
2. Telenor numbers only reflect Asian subscribers
3. Excluding exceptional items – compared to 3 months to Sep 05
4. SingTel accounts for AIS Jun 06 quarter results in these results. Period ends for all other associates are now aligned to Group.

SingTel

Cash flow, balance sheet & summary



Group free cash flow S$938m[1]

Group free cashflow[1] — 24% (up)


Group free cashflow[1] (S$m)
755
309
214
938
211
442
Optus
Associate dividends
SingTel
Q2 FY06
Q2 FY07

Net debt up in Q2 — S$2.5bn (up)

S$m	Q2 FY07	Q2 FY06
Group free cash flow[1]	938	755
Interest payment	(73)	(95)
Capital reduction/dividend	(3,608)	(1,734)
Others	283	209
Net debt increase	**(2,460)**	**(865)**

1. Operating cash less cash capex

SingTel

Improved capital structure with significant financial flexibility

➢ net debt increased post capital reduction & dividend payout

Net debt

S$7.1bn


S$1.3bn dividend payment
S$2.3bn capital reduction
C2C debt S$1.1bn
Net debt (S$bn)
7.7
7.6
6.6
7.2
8.1
7.4
5.0
4.7
7.1
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

More efficient capital structure

Net gearing	27%
Net debt:EBITDA	1.1x
EBITDA:net interest expense	24x
Moody's rating	Aa2
S&P's rating	A+

SingTel

SingTel: guidance re-affirmed

Strategies	FY07 Targets	H1
SingTel: • Grow market share while maintaining cost disciplines	Revenue – comparable to FY06	Stable
	Maintain telecoms margin above 50%	54%
Optus: • Protect & grow mobile core • Breakthrough in fixed on-net • Restructure cost base	Exceed overall market growth	↑ 6%
	EBITDA margin declines but exceeds 26%	26%
Regional Mobile: • Strong profitable growth	Double digit growth in regional mobile earnings contribution[1]	↑ 37%

1. Before tax and exceptionals

SingTel

SingTel: double digit profit growth

SingTel	"cashflow engine"
'yes' OPTUS	"resilience in a competitive market"
Regional mobile	"strong and profitable growth"

H1 Trends

Underlying EPS growth[1]	15%
Group free cash flow[2]	S$1.4bn
Regular interim dividend declared	4.6¢ per share

1. Excluding exceptionals and FX on interco loan, net of hedging
2. Operating cash including associates dividends less cash capex

SingTel

SingTel

Asia Pacific's Best Communications Group


OPTUS

www.singtel.com

Supplementary slide

SingTel

Optus cost initiatives beginning to make positive contribution

➢ FY07 margin benefit equivalent to approx 1% of revenue

Initiative	Outcome	EBITDA margin impact FY06	FY07	H1FY07
Joint 3G network	Estimated capex: over A$500m • estimated capex savings: A$100m	Capex	Capex	Capex in place
Mobile commissions	Reduce to offset mobile margin pressure	NA	+	Rates ↓
Customer service	Approx 500 positions offshored at March 06	-	+	On track
Staff costs	Average headcount down 4% at H1 FY07 vs. H1 FY06 excl. acquisitions	-	+	Headcount ↓ by 380
ULL rollout	Net EBITDA benefits from FY08 • migration costs >A$10m per 100K subs	-	-	44,000 subscribers
Move HQ in 2007	Rental savings of A$20m p.a. from FY09 • significant fitout capex in FY07	NA	Capex	In progress
Customer experience	Multi-year project to simplify products & IT • up to A$100m investment in FY07	NA	Capex	In progress

SingTel

Lorinda Leung

From: Lim Li Ching
Sent: Wednesday, November 08, 2006 6:31 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, November 08, 2006 6:31:18 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00009
Submission Date & Time :: 08-Nov-2006 06:30:47
Broadcast Date & Time :: 08-Nov-2006 06:31:18
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/11/2006

TIME: 09:45:42

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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Financial Results Presentation

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Nov-2006 06:31:18
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the Second Quarter and Half Year Ended 30 September 2006 - Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows
Description	
Attachments:	2ndqtr-MDA.pdf Total size = **759K** (2048K size limit recommended)

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SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2006

The financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards, which are the same, in material respects, to International Financial Reporting Standards. The financial statements for the period ended, and as at, 30 September 2006 are unaudited.

For all pages, "@" denotes more than +/- 500%, "" denotes less than +/- S$500,000 or A$500,000 and "**" denotes less than +/- 0.05%, unless otherwise indicated.*

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2006

- Operating revenue was stable at S$3.28 billion.

- Optus' operating revenue was up 5.8% to A$1.87 billion. In Singapore Dollar terms, Optus' operating revenue was stable at S$2.23 billion as the Australian Dollar fell 6% against the Singapore Dollar.

- Pre-tax profit from associates grew 46% to S$529 million.

- The Group's underlying net profit was up 20% to S$899 million.

- Free cash flow of S$938 million, with S$285 million from Singapore's operations, S$442 million from the associates and S$211 million (A$176 million) from the Australian' operations.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2006

- Operating revenue was stable at S$6.45 billion.

- Pre-tax profit from associates grew 37% to S$1.02 billion.

- Underlying net profit increased 15% to S$1.74 billion.

- Free cash flow was stable at S$1.40 billion.

SECTION I : GROUP

	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Operating revenue	**3,277**	**3,301**	**-0.7**	**6,448**	**6,516**	**-1.0**
Operating expenses	(2,229)	(2,202)	1.2	(4,386)	(4,300)	2.0
Operating expenses (ex-Cost of Sales)	*(1,749)*	*(1,736)*	0.8	*(3,422)*	*(3,417)*	0.1
Operational EBITDA	**1,090**	**1,122**	**-2.8**	**2,130**	**2,252**	**-5.4**
Operational EBITDA margin	***33.3%***	***34.0%***		***33.0%***	***34.6%***	
Share of associates' pre-tax profit	**529**	**364**	**45.5**	**1,025**	**748**	**37.0**
- ordinary operations	**510**	**371**	**37.4**	**1,005**	**747**	**34.6**
- exceptional items	**19**	**(7)**	**nm**	**19**	**1**	**@**
EBITDA	**1,703**	**1,570**	**8.5**	**3,323**	**3,168**	**4.9**
Exceptional gains	**57**	**1**	**@**	**60**	**36**	**67.7**
Underlying net profit	**899**	**752**	**19.6**	**1,736**	**1,511**	**14.9**
Net profit	**956**	**806**	**18.6**	**1,796**	**1,600**	**12.3**
Free cash flow	**938**	**755**	**24.2**	**1,399**	**1,349**	**3.7**
Underlying earnings per share (S cents)	**5.43**	**4.51**	**20.4**	**10.44**	**9.08**	**15.0**
Basic earnings per share (S cents)	**5.77**	**4.84**	**19.2**	**10.80**	**9.61**	**12.4**

	As at 30 Sep 2006 S$ m	As at 30 Jun 2006 S$ m	As at 31 Mar 2006 S$ m
Total assets	**31,572**	**34,106**	**33,606**
Shareholders' funds	**19,239**	**21,849**	**21,091**
Net debt [1]	**7,116**	**4,656**	**5,006**
Net debt gearing ratio [2]	***27.0%***	***17.6%***	***19.2%***
Net debt to EBITDA [3]	***1.08X***	***0.72X***	***0.78X***
Interest cover:			
- EBITDA/ net interest expense [4]	***24.4X***	***23.4X***	***17.0X***

Notes:

(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedging balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net debt to EBITDA is defined as net debt to annualised EBITDA (excluding exceptional items).
(4) Net interest refers to interest expense less interest income.

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)

For The Second Quarter And Half Year Ended 30 September 2006

	Quarter					Half Year		
	30 Sep					30 Sep		
	2006 SingTel S$ m	2006 Optus S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Operating revenue	**1,047**	**2,230**	**3,277**	**3,301**	**-0.7**	**6,448**	**6,516**	**-1.0**
Operating expenses	(560)	(1,669)	(2,229)	(2,202)	1.2	(4,386)	(4,300)	2.0
	487	560	1,047	1,099	-4.7	2,062	2,216	-6.9
Other income	23	20	42	23	87.6	68	36	86.5
Operational EBITDA	**510**	**580**	**1,090**	**1,122**	**-2.8**	**2,130**	**2,252**	**-5.4**
EBITDA margin	***48.7%***	***26.0%***	***33.3%***	***34.0%***		***33.0%***	***34.6%***	
Compensation from IDA	84	-	84	84	-	169	169	-
Share of results of associates								
-ordinary operations	510	-	510	371	37.4	1,005	747	34.6
-exceptional items	4	16	19	(7)	nm	19	1	@
	513	16	529	364	45.5	1,025	748	37.0
EBITDA	**1,108**	**596**	**1,703**	**1,570**	**8.5**	**3,323**	**3,168**	**4.9**
Depreciation & amortisation	(125)	(351)	(477)	(493)	-3.3	(942)	(996)	-5.3
EBIT	**982**	**244**	**1,227**	**1,077**	**13.9**	**2,380**	**2,173**	**9.6**
Net finance expense								
-net interest expense	(35)	(32)	(67)	(107)	-37.5	(136)	(211)	-35.4
-other finance (expense)/income	(9)	(1)	(10)	58	nm	(10)	64	nm
	(43)	(33)	(76)	(49)	55.9	(146)	(147)	-1.0
Profit before EI	**939**	**211**	**1,150**	**1,028**	**11.9**	**2,235**	**2,026**	**10.3**
Exceptional items	57	-	57	1	@	60	36	67.7
Profit before tax	**996**	**211**	**1,207**	**1,029**	**17.3**	**2,295**	**2,061**	**11.3**
Tax expense	(195)	(56)	(251)	(224)	12.0	(499)	(464)	7.6
Profit after tax	**801**	**155**	**957**	**805**	**18.8**	**1,796**	**1,598**	**12.4**
Minority interests	*	-	*	1	nm	*	2	nm
Net profit	**801**	**155**	**956**	**806**	**18.6**	**1,796**	**1,600**	**12.3**
Net profit	**801**	**155**	**956**	**806**	**18.6**	**1,796**	**1,600**	**12.3**
Exclude :								
Exceptional items	(57)	-	(57)	(1)	@	(60)	(36)	67.7
Exchange difference [(2)]	-	-	-	(53)	nm	-	(53)	nm
Underlying net profit	**744**	**155**	**899**	**752**	**19.6**	**1,736**	**1,511**	**14.9**

Notes:

(1) Unless otherwise stated, the presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with FRS 1 (revised 2004), ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement".

(2) The exchange difference arose from the A$ denominated short term loan to Optus, net of hedging, if any.

SECTION I : GROUP

DIVIDEND

On 7 November 2006, the directors approved an interim ordinary dividend of 4.6 cents per share less tax at 20% amounting to S$585 million in respect of the financial year ending 31 March 2007. No interim dividend was declared in the previous financial year.

The financial statements for the period ended, and as at, 30 September 2006 do not reflect this interim dividend. The dividend will be accounted for in the shareholders' equity as an appropriation of Retained Earnings in the quarter ending 31 December 2006.

REVIEW OF GROUP OPERATING PERFORMANCE

For The Second Quarter Ended 30 September 2006

For the second quarter ended 30 September 2006, the Group reported a 19% increase in net profit to S$956 million, or earnings per share of 5.77 cents. This was up from S$806 million, or earnings per share of 4.84 cents, in the same quarter last year. Excluding exceptional items, the underlying net profit was up 20% to S$899 million, or earnings per share of 5.43 cents, from S$752 million, or earnings per share of 4.51 cents.

The increase in profits was driven primarily by the continued robust growth from the associates, which contributed S$395 million (2Q 2005:S$268 million) in post-tax profit, representing 44% of total Group's underlying net profit, up from 36% a year ago. The Group has also benefited from lower depreciation and interest costs as the loss-making C2C was deconsolidated with effect from 1 January 2006 following the loss of control[1].

The Group's operating revenue was stable at S$3.28 billion. Compared to the preceding quarter, however, it rose 3.3% attributable mainly to higher Mobile Communications revenue.

SingTel's operating revenue increased 5.3% against the preceding quarter, and was stable compared to the same quarter last year.

In Australia, Optus' operating revenue in Australian Dollar terms was up 5.8%, partly reflecting the contributions from Alphawest and Virgin Mobile which were acquired in November 2005 and January 2006 respectively. With a significant 6% depreciation of the Australian Dollar against the Singapore Dollar, operating revenue in Singapore Dollar terms was stable from a year ago. Compared to the preceding quarter, Optus' revenue grew 2.5% in Singapore Dollar terms and 1.7% in Australian Dollar terms.

Operational EBITDA fell 2.8% to S$1.09 billion and operational EBITDA margin declined 0.7 percentage points to 33.3%. The lower margin in Australia caused by continued difficult operating conditions had more than offset the improved margin in Singapore.

[1] On 8 August 2006, SingTel no longer has any equity interest in C2C following the completion of the sale of C2C's shares to a company controlled by the majority secured creditors of C2C.

SECTION I : GROUP

Propelled by continued strong operational performance from rapid subscriber growth, the Group's share of pre-tax profit from associates was up strongly by 46% year-on-year to S$529 million. Bharti, Telkomsel and Globe continued to post strong profits. Consequently, the Group's EBITDA was up 8.5% to S$1.70 billion, with Optus accounting for a lower 35% compared to 41% in the same quarter last year.

Net finance expense rose 56% to S$76 million as a non-recurring translation gain on the inter-company loan to Optus of S$53 million was recorded in the same quarter last year.

In this quarter, the Group recorded an exceptional gain on disposal of land and buildings at West Coast and Hillcrest in Singapore of S$66 million.

In the quarter, free cash flow increased 24% to S$938 million as the operating cash flow, boosted by higher dividend from associates, rose 18% from a year ago.

Net debt gearing ratio increased to 27% from 17.6% a quarter ago as cash balance was significantly lower after the payment for the capital reduction of S$2.27 billion and the final dividend of S$1.34 billion in respect of the previous financial year ended 31 March 2006. The capital reduction exercise cancelled 1 out of every 20 issued shares of the Company at S$2.74 per share.

On a proportionate basis, operations outside Singapore accounted for 76% (Q2 2005: 74%) of the Group's enlarged revenue and 68% (Q2 2005: 67%) of the enlarged EBITDA.

For The Half Year Ended 30 September 2006

For the half year ended 30 September 2006, the Group's operating revenue was largely flat. Operational EBITDA margin was 33.0%, down 1.6 percentage points from 34.6% recorded a year ago.

EBITDA grew 4.9% to S$ 3.32 billion, driven mainly by higher contributions from associates which rose 35%. In the preceding quarter ended 30 June 2006, the results of Globe for its second financial quarter ended 30 June 2006 were equity accounted so as to align the financial period of Globe to that of the Group's for consolidation purpose. On a comparable basis, i.e. excluding the additional quarter's results, the Group's share of pre-tax profit from associates was S$979 million, representing an increase of 31% from a year ago.

The Group's underlying profit increased 15% to S$1.74 billion.

SECTION I : GROUP

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 June 2006 were as follows -

	Quarter		QOQ Chge %
	30 Sep 2006 S$ m	30 Jun 2006 S$ m	
Operating revenue	**3,277**	**3,171**	**3.3**
Operating expenses	(2,229)	(2,156)	3.4
Operational EBITDA	**1,090**	**1,040**	**4.8**
Operational EBITDA margin	***33.3%***	***32.8%***	
Profit before exceptional items and tax	**1,150**	**1,085**	**6.0**
Net profit	**956**	**840**	**13.9**
Underlying net profit	**899**	**837**	**7.4**
Free cash flow	**938**	**462**	**103.1**

The operational performance and cash flow of the Group generally improved against the preceding quarter.

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

The guidance issued earlier with the results for the financial year ended 31 March 2006 is affirmed. See Appendix 6 for highlights of the guidance.

SECTION I : GROUP

GROUP OPERATING REVENUE

	Quarter				YOY	Half Year		YOY
	30 Sep					30 Sep		
	2006	2006	2006	2005	YOY	2006	2005	YOY
	SingTel	Optus	Group	Group	Chge	Group	Group	Chge
By Products And Services	S$ m	S$ m	S$ m	S$ m	%	S$ m	S$ m	%
Mobile communications	230	1,059	1,290	1,280	0.8	2,520	2,513	0.3
Data and Internet	313	335	648	633	2.5	1,274	1,255	1.5
National telephone	115	456	571	636	-10.3	1,145	1,274	-10.1
IT and engineering	148	104	252	214	17.6	493	404	22.2
Sale of equipment	61	159	220	227	-2.9	432	431	0.4
International telephone	147	62	210	229	-8.6	408	469	-13.0
Cable television	-	36	36	37	-2.7	73	77	-4.7
Others (1)	33	18	50	46	9.4	103	94	9.1
Operating revenue	**1,047**	**2,230**	**3,277**	**3,301**	**-0.7**	**6,448**	**6,516**	**-1.0**
Associates' proportionate revenue (2)			1,210	1,002	20.7	2,577	1,976	30.4
Enlarged revenue			**4,487**	**4,304**	**4.3**	**9,025**	**8,492**	**6.3**

Notes:

(1) Comprises revenue from lease of satellite transponders and miscellaneous income.

(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

	Quarter		Half Year	
	30 Sep		30 Sep	
	2006	2005	2006	2005
Revenue Mix By Services	**Mix**	**Mix**	**Mix**	**Mix**
Mobile communications	39.4%	38.8%	39.1%	38.6%
Data and Internet	19.8%	19.2%	19.8%	19.3%
National telephone	17.4%	19.3%	17.8%	19.6%
IT and engineering	7.7%	6.5%	7.6%	6.2%
Sale of equipment	6.7%	6.9%	6.7%	6.6%
International telephone	6.4%	6.9%	6.3%	7.2%
Cable television and others	2.6%	2.5%	2.7%	2.6%
	100.0%	**100.0%**	**100.0%**	**100.0%**

The Group's operating revenue was stable at S$3.28 billion with both Optus (in Singapore Dollar terms) and SingTel reporting stable revenues. Operating revenue from Australia accounted for 68% of the Group's total operating revenue, unchanged from a year ago.

Mobile communications, the largest revenue stream of the Group, contributed 39% to the Group's operating revenue. National Telephone revenue fell 10% and became the third largest revenue stream, down from being the second largest revenue stream a year ago. IT and engineering grew 18% following new contributions from Alphawest in Australia, and accounted for 7.7% of total revenue, up 1.2 percentage points from a year ago.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 4.3% to S$4.49 billion.

SECTION I : GROUP

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 30 Sep					Half Year 30 Sep		
	2006 SingTel S$ m	2006 Optus S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Selling & administrative	147	496	643	606	6.0	1,236	1,213	1.9
Traffic expenses	115	509	624	643	-2.9	1,229	1,259	-2.4
Cost of sales	126	354	480	466	3.0	964	884	9.1
Staff costs	153	269	422	426	-1.0	837	829	1.0
Repairs & maintenance	24	42	66	73	-10.1	131	149	-11.7
Others	(4)	(1)	(5)	(12)	-59.5	(11)	(33)	-66.9
Total	**560**	**1,669**	**2,229**	**2,202**	**1.2**	**4,386**	**4,300**	**2.0**

	Quarter 30 Sep		Half Year 30 Sep	
As a percentage of operating revenue	2006	2005	2006	2005
Selling & administrative	19.6%	18.4%	19.2%	18.6%
Traffic expenses	19.0%	19.5%	19.1%	19.3%
Cost of sales	14.7%	14.1%	15.0%	13.6%
Staff costs	12.9%	12.9%	13.0%	12.7%
Repairs & maintenance	2.0%	2.2%	2.0%	2.3%
Others	-0.1%	-0.4%	-0.2%	-0.5%
	68.0%	**66.7%**	**68.0%**	**66.0%**

The Group's operating expenses increased 1.2% to S$2.23 billion. SingTel recorded a decline of 5.1% in operating expenses whereas Optus registered an increase of 3.5%. Operating expenses as a percentage of operating revenue increased to 68% from 67% a year ago.

Excluding cost of sales, the Group's operating expenses were stable.

Selling and administrative expenses grew 6.0% and overtook Traffic Expenses to become the largest expense item in the quarter, accounting for 19.6% of operating revenue. Traffic expenses fell 2.9% in the quarter due mainly to lower interconnection costs in Australia.

SECTION I : GROUP

GROUP OPERATIONAL EBITDA MARGINS

The operational EBITDA margins of the Group are summarised as follows -

	Quarter		Half year	
	30 Sep		30 Sep	
	2006	2005	2006	2005
Group	33.3%	34.0%	33.0%	34.6%
SingTel	48.7%	45.7%	48.1%	46.7%
Telco businesses	*54.8%*	*52.5%*	*54.0%*	*53.3%*
IT business	*11.6%*	*9.4%*	*11.2%*	*10.1%*
Optus (in S$ terms)	26.0%	28.4%	26.0%	29.0%
- excluding Alphawest and Virgin Mobile	*27.0%*	*28.4%*	*27.2%*	*29.0%*

The Group's operational EBITDA margin in the quarter fell 0.7 percentage points to 33.3% from 34.0% a year ago. With good cost controls, SingTel's margin was up 3.0 percentage points to 48.7%. Optus' margin, however, fell 2.4 percentage points to 26.0% attributable mainly to the intense market competition and the acquisition of Alphawest and Virgin Mobile businesses.

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Sep 2006 S$ m	30 Jun 2006 S$ m	31 Mar 2006 S$ m
Current assets (excluding cash)	3,247	3,607	3,164
Cash and bank balances	746	3,079	2,770
Non-current assets	27,580	27,420	27,672
Total assets	**31,572**	**34,106**	**33,606**
Current liabilities	4,234	4,789	5,128
Non-current liabilities	8,097	7,465	7,385
Total liabilities	**12,330**	**12,254**	**12,513**
Net assets	**19,242**	**21,851**	**21,093**
Share capital	2,525	4,781	4,775
Reserves	16,714	17,067	16,316
Share capital and reserves	**19,239**	**21,849**	**21,091**
Minority interest	3	3	3
	19,242	**21,851**	**21,093**

Share capital fell S$2.26 billion from a quarter ago, attributable mainly to the capital reduction exercise in September 2006.

SECTION I : GROUP

GROUP LIQUIDITY AND GEARING

	As at		
	30 Sep 2006 S$ m	30 Jun 2006 S$ m	31 Mar 2006 S$ m
Gross debt [1] :			
Current debt	936	1,427	1,494
Non-current debt	6,519	5,743	5,907
Gross debt as reported in balance sheet	**7,455**	**7,170**	**7,401**
Related net hedging liability	407	565	376
	7,862	**7,735**	**7,777**
Less : cash and bank balances	(746)	(3,079)	(2,770)
Net debt	**7,116**	**4,656**	**5,006**
Gross debt gearing ratio [2]	***29.0%***	***26.1%***	***26.9%***
Net debt gearing ratio	***27.0%***	***17.6%***	***19.2%***

Notes:

(1) With effect from 1 April 2005, borrowings and related derivatives are revalued to market values at each balance sheet date in accordance with FRS 39.

(2) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt (net of hedging) as at 30 September 2006 amounted to S$7.86 billion, S$127 million higher than a quarter ago due mainly to net additional short term borrowings of S$81 million in the quarter, with the balance movement due mainly to translation and fair value adjustments of bonds and related derivative instruments under FRS 39.

The net debt gearing increased 9.4 percentage points to 27.0% from 17.6% a quarter ago as net debt increased significantly by 53% due mainly to the reduction in cash balance following the payments for capital reduction of S$2.27 billion and final dividend of S$1.34 billion.

SECTION I : GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY
	30 Sep	30 Sep	30 Jun	30 Sep		
	2006	2005	2006	2006	2005	Chge
	S$ m	S$ m	S$ m	S$ m	S$ m	%
Net cash inflow from operating activities						
Profit before tax	1,207	1,029	1,087	2,295	2,061	11.3
Non-cash items	(108)	93	(36)	(144)	199	nm
Operating cashflow before working capital changes	1,100	1,122	1,051	2,150	2,261	-4.9
Changes in operating assets and liabilities	(61)	(34)	(254)	(315)	(325)	-3.3
	1,038	1,087	797	1,836	1,935	-5.1
Cash paid to employees under performance share plans	*	-	(5)	(5)	-	nm
Tax paid - other operating activities	(116)	(142)	(5)	(121)	(151)	-20.0
	922	**946**	**788**	**1,710**	**1,784**	**-4.2**
Dividends received from associates	492	236	87	579	415	39.4
Tax paid - withholding tax on dividend	(50)	(22)	(8)	(57)	(39)	46.4
	442	**214**	**79**	**521**	**376**	**38.6**
	1,364	**1,159**	**867**	**2,231**	**2,160**	**3.3**
Net cash outflow from investing activities						
Payment for purchases of property, plant and equipment	(427)	(404)	(406)	(832)	(812)	2.5
Net sale/ (purchase) of trading investments	159	(55)	27	185	(55)	nm
Proceeds from disposal of property, plant and equipment	136	57	2	137	58	138.2
Investment in associates	-	(1)	(3)	(3)	(611)	-99.5
Deposit refunded in respect of bid for Pakistan Telecom	-	67	-	-	-	-
Proceeds from disposal of available for sale investments	*	*	11	11	*	nm
Others	34	(26)	48	81	(6)	nm
	(98)	**(362)**	**(323)**	**(421)**	**(1,425)**	**-70.5**
Net cash outflow from financing activities						
Payment for share capital reduction	(2,272)	-	-	(2,272)	-	nm
Dividends paid to SingTel shareholders	(1,336)	(1,734)	-	(1,336)	(1,734)	-22.9
Net increase/(decrease) in borrowings	81	(81)	(82)	(1)	(154)	-99.7
Net interest paid on borrowings and swaps	(73)	(95)	(135)	(208)	(220)	-5.5
Proceeds from share issue in respect of share options	15	58	7	22	79	-72.0
Purchase of performance shares	(14)	(7)	(28)	(42)	(11)	278.6
Others	-	(1)	-	-	(1)	nm
	(3,598)	**(1,859)**	**(239)**	**(3,837)**	**(2,042)**	**87.9**
Net (decrease)/ increase in cash & cash equivalents	**(2,333)**	**(1,062)**	**306**	**(2,027)**	**(1,307)**	**55.1**
Exchange effects of cash and cash equivalents	*	2	2	2	3	-33.3
Group cash and cash equivalents at beginning	**3,079**	**3,060**	**2,770**	**2,770**	**3,303**	**-16.1**
Group cash and cash equivalents at end	**745**	**1,999**	**3,079**	**745**	**1,999**	**-62.7**
Free cash flow	**938**	**755**	**462**	**1,399**	**1,349**	**3.7**
Cash capex to operating revenue	***13%***	***12%***	***13%***	***13%***	***12%***	

Boosted by higher dividends received from associates, particularly from Telkomsel, the Group's operating cash flow increased 18% to S$1.36 billion. Telkomsel paid its first dividend of S$343 million in September quarter this year, compared to the dividends of S$100 million and S$98 million in the first and second quarters of last year respectively.

SECTION I : GROUP

Net cash outflow from investing activities for the quarter was S$98 million. The cash capital expenditure of S$427 million was partially offset by the net proceeds on disposal of trading investments of S$159 million and the proceeds on disposal of property, plant and equipment (mainly land and buildings) of S$136 million. Cash capital expenditure was up 5.5% compared to a year ago, attributable mainly to Optus, whose capital expenditure increased due to continuing expenditure on the new mobile and fixed line networks, D series satellites and the new Sydney office. The cash capital expenditure to operating revenue ratio was 13%, stable compared to the preceding quarter and up 1 percentage point compared to a year ago.

With higher dividends received from the associates, free cash flow rose 24% or S$183 million to S$938 million.

Net cash outflow from financing activities for the quarter amounted to S$3.60 billion, comprising mainly the payments to the shareholders for the capital reduction of S$2.27 billion and for the final dividend in respect of the previous financial year ended 31 March 2006 of S$1.34 billion.

Ending cash balance decreased by S$2.33 billion to S$745 million.

Please refer to Sections II and III for more information on cash flows.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2006

- **Operating revenue was stable at S$1.05 billion.**
- **Operational EBITDA margin at 48.7%.**
- **Pre-tax profit from associates up 42% to S$513 million.**
- **EBITDA increased 19% to S$1.11 billion.**
- **Underlying net profit increased 32% to S$744 million.**

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2006

- **Operating revenue was stable at S$2.04 billion.**
- **Operational EBITDA margin at 48.1%.**
- **Pre-tax profit from associates up 37% to S$ 1.02 billion.**
- **EBITDA increased 16% to S$2.17 billion.**
- **Underlying net profit increased 28% to S$1.45 billion.**

SECTION II : SINGTEL

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2006 S$ m	2005 S$ m	Chge %	2006 S$ m	2005 S$ m	Chge %
Operating revenue	**1,047**	**1,057**	**-1.0**	**2,042**	**2,052**	**-0.5**
Operating expenses	*(560)*	*(590)*	**-5.1**	*(1,092)*	*(1,115)*	**-2.1**
Operating expenses (ex-Cost of Sales)	*(434)*	*(435)*	**-0.2**	*(851)*	*(852)*	**-0.2**
Operational EBITDA	**510**	**483**	**5.5**	**982**	**959**	**2.4**
Operational EBITDA margin	***48.7%***	***45.7%***		***48.1%***	***46.7%***	
Share of associates' pre-tax profit	**513**	**363**	**41.6**	**1,016**	**743**	**36.8**
- ordinary operations	**510**	**370**	**37.9**	**1,013**	**742**	**36.5**
- exceptional items	**4**	**(7)**	**nm**	**4**	**1**	**250.0**
EBITDA	**1,108**	**930**	**19.1**	**2,167**	**1,870**	**15.9**
Exceptional items	**57**	**1**	**@**	**60**	**36**	**69.1**
Underlying net profit	**744**	**563**	**32.0**	**1,454**	**1,134**	**28.2**
Net profit	**801**	**618**	**29.7**	**1,514**	**1,223**	**23.8**
Free cash flow	**727**	**446**	**62.9**	**1,124**	**856**	**31.3**

Note:

(1) SingTel figures as stated under Section II are after elimination of inter-company transactions and cash flows within the Group except for transactions and cash flows with Optus. Material inter-company transactions, cash flows and balances between SingTel and Optus are eliminated in the Group's financials under Section I.

SECTION II : SINGTEL

SINGTEL
SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Second Quarter And Half Year Ended 30 September 2006

	Quarter		YOY	Half Year		YOY
	30 Sep		Chge	30 Sep		Chge
	2006 S$ m	2005 S$ m	%	2006 S$ m	2005 S$ m	%
Operating revenue	**1,047**	**1,057**	**-1.0**	**2,042**	**2,052**	**-0.5**
Operating expenses	(560)	(590)	-5.1	(1,092)	(1,115)	-2.1
	487	467	4.3	951	937	1.4
Other income	23	16	42.5	32	22	45.0
Operational EBITDA	**510**	**483**	**5.5**	**982**	**959**	**2.4**
-EBITDA margin	*48.7%*	*45.7%*		*48.1%*	*46.7%*	
Compensation from IDA	84	84	-	169	169	-
Share of results of associates						
- ordinary operations	510	370	37.9	967	742	30.3
- ordinary operations of Globe's Jun qtr	-	-	-	46	-	nm
- exceptional items	4	(7)	nm	4	1	250.0
	513	363	41.6	1,016	743	36.8
EBITDA	**1,108**	**930**	**19.1**	**2,167**	**1,870**	**15.9**
Depreciation & amortisation	(125)	(165)	-24.2	(248)	(331)	-25.1
EBIT	**982**	**765**	**28.5**	**1,919**	**1,539**	**24.7**
Net finance expense						
- net interest expense	(35)	(61)	-42.9	(66)	(114)	-41.7
- other finance income	(9)	57	nm	(7)	63	nm
	(43)	(4)	@	(74)	(51)	44.1
Profit before EI	**939**	**761**	**23.4**	**1,846**	**1,488**	**24.0**
Exceptional items ("EI")	57	1	@	60	36	69.1
Profit before tax	**996**	**762**	**30.7**	**1,906**	**1,524**	**25.1**
Taxation	(195)	(146)	33.8	(391)	(303)	29.2
Profit after tax	**801**	**616**	**30.0**	**1,514**	**1,221**	**24.0**
Minority interests	*	1	nm	*	2	nm
Net profit	**801**	**618**	**29.7**	**1,514**	**1,223**	**23.8**
Net profit	**801**	**618**	**29.7**	**1,514**	**1,223**	**23.8**
Exclude:						
Exceptional items	(57)	(1)	@	(60)	(36)	69.1
Exchange difference on loan to Optus	-	(53)	nm	-	(53)	nm
Underlying net profit	**744**	**563**	**32.0**	**1,454**	**1,134**	**28.2**

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For The Second Quarter Ended 30 September 2006

For the second quarter ended 30 September 2006, operating revenue was stable at S$1.05 billion. On a sequential quarter basis, operating revenue increased by 5.3% largely due to higher Data and IT revenues.

Mobile communications was up 8.1% from a year ago and grew 4.3% against the preceding quarter. Data and Internet revenue grew 2.1% year-on-year in spite of the cessation of C2C's capacity revenue from 1 January 2006. It grew at a higher 5.7% when compared to the preceding quarter. IT revenue was up 8.5% from a quarter ago but fell 12% from a year ago.

Operational EBITDA margin for the quarter rose to 48.7%, compared to 45.7% a year ago and 47.5% a quarter ago. Margins for both the telco and IT businesses improved (see Section I – page 9). The margin for the telco business benefited from lower staff cost as headcount declined. The margin for the IT business improved primarily due to lower billings for IT network integration projects which generally enjoy lower margins, and the closure of a China IT subsidiary in late December 2005.

Contributions from associates continued to drive earnings growth for SingTel. In the quarter, the associates contributed S$513 million in pre-tax profit, representing a robust increase of 42% from a year ago, and accounted for 55% of SingTel's profit before exceptional items and tax up from 48% a year ago.

A net finance expense of S$43 million was recorded this quarter, substantially higher than the S$4 million recorded in the same quarter last year. The finance expense in the September 2005 quarter included a non-recurring foreign exchange gain of S$53 million arising from the translation of an Australian dollar denominated inter-company loan to Optus.

With the deconsolidation of C2C, depreciation and interest expenses fell 25% and 21% respectively.

Exceptional item for the period included a net gain on disposal of land and buildings at West Coast and Hillcrest of S$66 million.

Net profit after tax was S$801 million. On a comparable basis, i.e. excluding exceptionals and exchange gain on loan to Optus, underlying net profit grew 32% to S$744 million.

Free cash flow generated in the quarter amounted to S$727 million, up 63% from a year ago attributable to higher dividend received from associates.

For The Half Year Ended 30 September 2006

Operating revenue for the first half year ended 30 September 2006 was stable at S$2.04 billion. With lower operating expenses, operational EBITDA was up 2.4% to S$982 million. Operational EBITDA margin was 48.1%, up 1.4 percentage points from the same period last year.

SECTION II : SINGTEL

The associates' pre-tax contribution grew strongly by 37% to S$1.02 billion, accounting for 55% of profit before tax and exceptionals, up 5 percentage points from a year ago. In the June 2006 quarter, SingTel accounted for an additional quarter of Globe's results of S$46 million in order to align Globe's accounting period to that of the Group's for consolidation purpose. Excluding this alignment, the share of pre-tax profit from associates would be S$970 million, representing an increase of 31% from a year ago.

Underlying net profit rose 28% to S$1.45 billion.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 June 2006 are as follows:

	Quarter		QOQ
	30 Sep 2006 S$ m	30 Jun 2006 S$ m	Chge %
Operating revenue	**1,047**	**995**	**5.3**
Operating expenses	(560)	(532)	5.4
Operational EBITDA	**510**	**472**	**8.0**
Operational EBITDA margin	***48.7%***	***47.5%***	
Profit before exceptional items and tax	**939**	**907**	**3.6**
Net profit	**801**	**713**	**12.3**
Underlying net profit	**744**	**710**	**4.7**
Free cash flow	**727**	**397**	**83.3**

OPERATING REVENUE

SINGTEL	Quarter 30 Sep 2006 S$ m	Mix %	Quarter 30 Sep 2005 S$ m	Mix %	YOY Chge %	Half Year 30 Sep 2006 S$ m	Mix %	Half Year 30 Sep 2005 S$ m	Mix %	YOY Chge %
Data and Internet	313	30	307	29	2.1	610	30	607	30	0.4
Mobile communications	230	22	213	20	8.1	451	22	420	21	7.4
IT and engineering	148	14	167	16	-11.5	284	14	312	15	-9.0
International telephone	147	14	152	14	-3.3	294	14	305	15	-3.5
National telephone	115	11	124	12	-7.1	230	11	248	12	-7.3
Sale of equipment	61	6	66	6	-6.5	111	5	98	5	12.5
Others [1]	33	3	29	3	12.8	64	3	62	3	1.8
Total	**1,047**	**100**	**1,057**	**100**	**-1.0**	**2,042**	**100**	**2,052**	**100**	**-0.5**

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders and miscellaneous income.

SECTION II : SINGTEL

Operating revenue was flat at S$1.05 billion during the quarter. The growth in Data and Mobile Communications revenues was offset by the decline in the other streams of revenue.

Data and Internet services remained the largest revenue stream, contributing 30% to total operating revenue, up 1 percentage point from a year ago. The next largest revenue stream, Mobile Communications, grew 8.1% and its contribution rose 2 percentage points to 22%. IT continued to be the third largest revenue stream, though its contribution fell 2 percentage points to 14% of total operating revenue.

Data and Internet

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Data services						
Local leased circuits [1]	94	93	1.5	183	183	0.2
Managed services [2]	50	39	26.6	95	78	22.3
International leased circuits ("ILC")	45	45	1.1	87	89	-2.5
Others [3]	33	31	5.5	66	58	15.3
	222	**208**	**6.7**	**432**	**407**	**6.0**
Internet related						
Broadband	68	56	21.4	132	111	18.3
SingTel Internet Exchange ("STiX") [4]	10	7	34.2	19	15	22.4
Narrowband and others	14	15	-6.8	28	30	-8.3
	92	**78**	**17.3**	**178**	**157**	**13.6**
Data and Internet related	**313**	**286**	**9.6**	**610**	**564**	**8.1**
Capacity sales revenue	**-**	**21**	**nm**	**-**	**43**	**nm**
Total	**313**	**307**	**2.1**	**610**	**607**	**0.4**

Key Drivers - Internet related	Quarter 30 Sep 2006	Quarter 30 Jun 2006	Quarter 30 Sep 2005	Half Year 30 Sep 2006	Half Year 30 Sep 2005	YOY Chge %
Number of broadband lines (000s) [5]	**391**	**372**	**323**	**391**	**323**	**21.0**
Singapore broadband penetration rate [6]	***58.9%***	***56.7%***	***49.3%***	***58.9%***	***49.3%***	
Broadband market share [7]	***54.7%***	***54.1%***	***54.0%***	***54.7%***	***54.0%***	
Number of paying Internet dial up customers (000s)	**65**	**71**	**93**	**65**	**93**	**-30.6**

Notes:

(1) Include resale of overseas local leased circuits.

(2) Include ATM, MEG@POP, Global Corporate IP, Frame Relay, Facility Management and Managed Hosting Services.

(3) Include ISDN, VSAT, DTE/ DCE, digital video broadcasting etc.

SECTION II : SINGTEL

(4) Include inter-company sales to Optus of S$3 million (Q2 2005: S$2 million) and S$5 million (H1 2005: S$4 million) for the quarter and half year ended 30 September 2006 respectively.
(5) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(6) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(7) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. Market share information based on IDA's published statistics.

Overall Data and Internet revenue for the quarter amounted to S$313 million, registering increases of 2.1% from a year ago and 5.7% from a quarter ago. On a comparable basis, if C2C's capacity sales revenue is excluded, the revenue grew at a higher 9.6% from a year ago.

Data revenue for the quarter amounted to S$222 million, 6.7% higher compared to the same quarter last year and 5.5% higher than the preceding quarter.

Local leased circuit revenue, the largest component at 43% (Q2 2005: 45%) of Data services, was largely stable year-on-year. Against the preceding quarter, it grew 5.8%.

Managed services grew 27% and was the next largest component at 22% (Q2 2005: 19%) of Data services. The increase was attributable mainly to higher sales of Global Corporate IP services.

ILC revenue, the third largest component at 20% (Q2 2005: 22%) of Data services, was stable year-on-year but grew 8.4% against the preceding quarter. While demand for bandwidth continued to be robust, with sales volume increasing by more than 40% from a year ago, average prices continued to fall steeply in the quarter.

Internet revenue for the quarter grew 17% to S$92 million. Compared to the preceding quarter, it grew 6.3%.

Broadband revenue rose 21% to S$68 million year-on-year and increased 7.4% against the preceding quarter. As at 30 September 2006, the number of broadband lines increased 5.0% or 19,000 lines to 391,000 lines from 372,000 lines a quarter ago. Compared to a year ago, the increase was 68,000 or 21%.

The strong growth in the quarter was due to a combination of factors including continued success of the "knockout" price plans, premium-bundled plans and successful online promotions.

Despite intense market competition, SingTel retained its lead in the broadband Internet market with a 54.7% share as at 30 September 2006, up slightly from 54.1% a quarter ago.

The IDA has accepted SingTel's proposal to provide Wireless Fidelity (WiFi) services in the North region of Singapore. This is part of the Infocomm Development Authority's national wireless initiative under its iN2015 blueprint, which aims to grow the infocomm sector and to use infocomm technology to build a well connected society. The North zone includes Orchard Road, Novena, Woodlands and Bishan. From May 2007, SingTel's new wireless network will provide over 2,400 access points.

SECTION II : SINGTEL

Mobile Communications

SINGTEL	Quarter 30 Sep 2006	Quarter 30 Sep 2005	YOY Chge %	Half Year 30 Sep 2006	Half Year 30 Sep 2005	YOY Chge %
Cellular service [(1)]	230	213	8.1	451	420	7.4

Key Drivers	Quarter 30 Sep 2006	Quarter 30 Jun 2006	Quarter 30 Sep 2005	Half Year 30 Sep 2006	Half Year 30 Sep 2005	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	475	409	435	475	435	9.2
Postpaid	1,225	1,210	1,165	1,225	1,165	5.2
Total	**1,700**	**1,619**	**1,599**	**1,700**	**1,599**	**6.3**
MOUs per subscriber per month [(2)]						
Prepaid	103	89	55	90	45	100.2
Postpaid	380	368	366	373	361	3.5
Average revenue per subscriber per month [(2)] (S$ per month)						
Prepaid [(3)]	15	14	12	13	12	11.7
Postpaid [(4)]	72	71	71	71	70	1.3
Blended	**57**	**56**	**55**	**55**	**55**	**1.5**
Data services as % of ARPU [(5)]	***26%***	***25%***	***22%***	***25%***	***22%***	
Acquisition cost per postpaid subscriber (S$)	**215**	**231**	**180**	**223**	**184**	**21.2**
Postpaid external churn per month [(6)]	*0.9%*	*0.8%*	*1.0%*	*0.9%*	*1.1%*	
Singapore mobile penetration rate [(7)(8)]	***101.5%***	***96.9%***	***98.7%***	***101.5%***	***98.7%***	
Singapore mobile subscribers (000s) [(8)]	***4,416***	***4,218***	***4,185***	***4,416***	***4,185***	***5.5***
Market share [(8)]						
Prepaid	*29.5%*	*28.6%*	*29.3%*	*29.5%*	*29.3%*	
Postpaid	*43.7%*	*43.4%*	*43.1%*	*43.7%*	*43.1%*	
Overall	***38.5%***	***38.4%***	***38.2%***	***38.5%***	***38.2%***	

Notes:
(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods. Bill rebates are charged against mobile communications revenue.
(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.
(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.
(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.
(5) Include revenue from SMS, *SEND, MMS and other data services.
(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and the Company's initiated churn) as a percentage of the average subscribers.
(7) The penetration rates for 2005 are based on previously published figures by IDA, not updated with subsequent changes in population base.
(8) Source: IDA.

SECTION II : SINGTEL

Mobile communications revenue grew 8.1% on a year-on-year basis and was up 4.3% from a quarter ago.

The number of prepaid subscribers in the quarter grew strongly by 66,000 to 475,000 as at 30 September 2006. SingTel's prepaid market share increased to 29.5% as at 30 September 2006, up nearly 1 percentage point from 30 June 2006. This increase followed the completion of the compulsory deregistration exercise in June 2006, and was boosted by the good response to SingTel's "Hot $100" promotion whereby subscribers pay S$28 to get S$100 worth of call value.

Together with the net addition of 15,000 postpaid mobile subscribers, the total number of subscribers rose by 81,000 or 5.0% to 1.70 million from a quarter ago.

As at 30 September 2006, the number of 3G subscribers increased to 259,000 from 191,000 a quarter ago.

Driven by termination of low or no usage prepaid cards in the preceding quarter, prepaid ARPU increased by 11% to S$15 from a quarter ago. With postpaid ARPU increasing by 1.8% due to higher usage, blended ARPU rose to S$57 from S$56 in the preceding quarter.

Data services continued to grow steadily, reaching 26% of ARPU.

The postpaid churn remained low at 0.9% in the quarter. Subscriber acquisition cost increased 19% compared to the same quarter last year due mainly to higher 3G connections, but was 6.9% lower than a quarter ago.

To date, SingTel has invested approximately S$157 million on its 3G network rollout and S$98 million on the licence fee.

SECTION II : SINGTEL

IT and Engineering [1]

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
IT & Engineering	148	167	-11.5	284	312	-9.0

Note:

(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$14 million (Q2 FY2005: S$15 million) and S$25 million (H1 FY2005: S$ 26 million) for the second quarter and half year ended 30 September 2006 respectively.

Growth outside Singapore continued to gain momentum, with overseas revenue for the first half year ended 30 September 2006 growing by 33%. This regionalisation strategy has helped to mitigate the effect of structural changes in the Singapore market.

IT & Engineering revenue for the quarter grew 8.5% over the preceding quarter, though it fell 12% year-on-year. Excluding the contribution from IPACS in the same quarter last year, operating revenue was lower by 8.1%. The decline was attributed mainly to a decline in network integration revenue in the Singapore market. This market has seen an aggregation in demand for IT services, particularly in the public sector. This has resulted in fewer projects, albeit with the value of each contract getting larger, causing the revenue streams to become more volatile and "lumpy".

Order books continued to remain at healthy levels. In the quarter, major project contracts were signed with Singapore Sports Council, Civil Aviation Authority of Singapore and the Ministry of Home Affairs. The quarter also saw wins from countries such as Australia, Qatar, Malaysia and Sri Lanka. In Qatar, NCS won a PeopleSoft integration contract with the College of North Atlantic. NCS Malaysia won commercial contracts with building materials supplier, Lafarge, to maintain Data Centre equipment and provide ERP hardware.

SECTION II : SINGTEL

International Telephone [(1)]

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
International (incl Malaysia) call revenue	118	119	-0.1	235	238	-1.3
Inpayments and net transit	29	34	-14.7	59	66	-11.6
Total	**147**	**152**	**-3.3**	**294**	**305**	**-3.5**
Outpayments (see page 27)	46	52	-11.6	91	102	-10.5
Net	**101**	**101**	**0.9**	**203**	**203**	**
Margin %	*69%*	*66%*		*69%*	*67%*	

Key drivers	Quarter 30 Sep 2006	Quarter 30 Jun 2006	Quarter 30 Sep 2005	Half Year 30 Sep 2006	Half Year 30 Sep 2005	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia)	278	263	225	541	446	21.5
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	0.370	0.388	0.449	0.379	0.458	-17.3

Note:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

International Telephone revenue declined 3.3% to S$147 million in this quarter largely due to lower inpayments and net transit revenue. International call revenue was stable year-on-year and against the preceding quarter. The impact on revenue from the 23% increase of international telephone outgoing traffic was offset by the continued fall in call collection rates caused mainly by change in sales mix.

International Telephone revenue was stable compared to the preceding three quarters.

Margins increased from 66% to 69% year-on-year.

The decline in inpayment and outpayment rates continued to outpace the increases in the volume of inpayments and outpayments.

SECTION II : SINGTEL

National Telephone

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Direct exchange lines ("DEL")						
- rental	46	47	-2.6	92	94	-2.3
- traffic	30	35	-13.0	61	70	-12.5
	76	82	-7.0	153	164	-6.7
Others [1]	43	46	-6.8	84	92	-8.1
	118	127	-6.9	237	255	-7.2
Intercompany eliminations	(4)	(4)	**	(7)	(7)	-1.4
	115	**124**	**-7.1**	**230**	**248**	**-7.3**

Key Drivers	Quarter 30 Sep 2006	Quarter 30 Jun 2006	Quarter 30 Sep 2005	Half Year 30 Sep 2006	Half Year 30 Sep 2005	YOY Chge %
DEL working lines (000s)						
Residential	1,036	1,045	1,073	1,036	1,073	-3.5
Business	755	753	755	755	755	-0.1
Total	**1,791**	**1,798**	**1,828**	**1,791**	**1,828**	**-2.1**
Singapore DEL penetration rate [2]	***42%***	***42%***	***44%***	***42%***	***44%***	
Singapore DEL working lines (000s) [2]	**1,847**	**1,843**	**1,848**	**1,847**	**1,848**	**-0.1**
DEL market share [2]	***97.0%***	***97.5%***	***98.9%***	***97.0%***	***98.9%***	

Notes:
(1) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services and Telepoll.
(2) Source: IDA

National Telephone revenue declined 7.1% to S$115 million in the quarter, reflecting a decline of 2.1% or 37,000 in the number of DEL lines and lower fixed line and payphone traffic due to increasing broadband usage, mobile substitution and competition.

On a sequential quarter, National Telephone revenue was stable.

SECTION II : SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Staff costs	153	161	-4.9	309	314	-1.5
Selling & administrative	147	137	7.0	279	267	4.8
Cost of sales	126	155	-18.8	241	263	-8.3
Traffic expenses	115	113	1.6	223	224	-0.8
Repairs & maintenance	24	30	-20.5	48	60	-20.4
Others (1)	(4)	(6)	-31.7	(8)	(13)	-36.2
Total	**560**	**590**	**-5.1**	**1,092**	**1,115**	**-2.1**

As a percentage of operating revenue	Quarter 30 Sep 2006	Quarter 30 Sep 2005	Half Year 30 Sep 2006	Half Year 30 Sep 2005
Staff costs	14.6%	15.2%	15.1%	15.3%
Selling & administrative	14.0%	13.0%	13.7%	13.0%
Cost of sales	12.0%	14.7%	11.8%	12.8%
Traffic expenses	10.9%	10.7%	10.9%	10.9%
Repairs & maintenance	2.3%	2.9%	2.4%	2.9%
Others	-0.4%	-0.6%	-0.4%	-0.6%
Total	**53.5%**	**55.8%**	**53.4%**	**54.3%**

Note:
(1) Included government grants and recoveries of costs.

Operating expenses fell 5.1% or S$30 million year-on-year attributable mainly to lower Cost of Sales. Excluding Cost of Sales, operating expenses were stable. Cost of Sales declined 19%, faster than the decline in IT and Sale of Equipment revenues, as sales mix improved with lower billings for network integration projects.

SECTION II : SINGTEL

Staff Costs

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Gross staff costs	148	153	-3.5	289	298	-3.0
Performance share cost [1]	8	7	8.3	14	14	1.4
Retrenchment costs	1	3	-73.1	13	7	86.8
	156	163	-4.0	316	319	-0.8
Capitalisation of staff costs	(4)	(3)	52.0	(7)	(5)	39.6
Total, net	**153**	**161**	**-4.9**	**309**	**314**	**-1.5**

Key Drivers	Quarter 30 Sep 2006	Quarter 30 Jun 2006	Quarter 30 Sep 2005	Half Year 30 Sep 2006	Half Year 30 Sep 2005	YOY Chge %
SingTel average number of staff	9,456	9,593	10,063	9,524	10,048	-5.2
Revenue per staff (S$'000) [2]	111	104	105	215	204	5.2
As at end of period:						
Number of staff						
IT (NCS group) [3]	3,158	3,043	3,014	3,158	3,014	4.8
Telco (SingTel and other subsi)	6,258	6,350	6,977	6,258	6,977	-10.3
SingTel	**9,416**	**9,393**	**9,991**	**9,416**	**9,991**	**-5.8**
Optus	10,029	9,988	9,848	10,029	9,848	1.8
- excluding Alphawest and Virgin Mobile Australia	*9,245*	*9,272*	*9,848*	*9,245*	*9,848*	*-6.1*
Total Group	**19,445**	**19,381**	**19,839**	**19,445**	**19,839**	**-2.0**

Notes:

(1) Performance share expense for a share grant is amortised and recognised in income statement on a straight line basis over the vesting period of 3 years from the date of the grant.

(2) Based on average employee numbers.

(3) Headcount as at 30 September 2005 included the 233 headcount of a China IT subsidiary which has since closed.

SingTel's headcount was stable from a quarter ago, with the decline in headcount in the telco business offset by the higher IT headcount due to expansion in overseas activities. Compared to a year ago, headcount declined by 575 or 5.8%.

The decline in headcount was attributable mainly to staff retrenchments, which had resulted in S$13 million (H1 2005: S$7 million) of ex-gratia payments in the first half year ended 30 September 2006.

SECTION II : SINGTEL

Selling & Administrative Expenses

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Selling & administrative	147	137	7.0	279	267	4.8

Selling & Administrative expenses increased 7.0% attributable mainly to higher mobile and broadband subscriber acquisition and re-contract costs, which were partly offset by lower property rental and bad debt expenses.

Traffic Expenses

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
International outpayments	46	52	-11.6	91	102	-10.5
Leases [(1)]	55	48	15.2	106	98	8.4
Interconnect	13	13	3.9	26	25	3.2
	115	113	1.6	223	224	-0.8

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 23 for an analysis of outpayments relative to inpayments.

Lease expenses rose 15% in line with the higher volume of bandwidth sold and the increased sales of end-to-end corporate data services, which had resulted in higher demand for leases of overseas local loops and overseas half-end circuits in countries where SingTel does not have direct connectivity. The expenses for this quarter had included some price adjustments for leases relating to the preceding quarter.

SECTION II : SINGTEL

OTHER INCOME STATEMENT ITEMS

Other Income

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Other income	**23**	**16**	**42.5**	**32**	**22**	**45.0**

Other income comprises mainly rental income from properties, foreign exchange differences for trade related balances, routine gain or loss on disposal of property, plant and equipment and miscellaneous receipts.

In the current quarter, SingTel recorded a receipt of S$17 million from a Business Cooperation project in Vietnam which had been terminated in 1998. This debt has been fully provided for in prior years.

In the September 2005 quarter, a capital gain of S$11 million on disposal of land and building at Yio Chu Kang was booked as other income. In the current quarter, SingTel disposed the land and buildings at West Coast and Hillcrest at a net gain of S$66 million. The gain has been recognised as an exceptional item in view of its materiality (see page 30).

Depreciation And Amortisation

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	(123)	(131)	-5.8	(244)	(262)	-7.0
- C2C	-	(33)	nm	-	(66)	nm
	(123)	(164)	-24.8	(244)	(328)	-25.6
Amortisation	(2)	(1)	50.0	(4)	(3)	30.0
	(125)	**(165)**	**-24.2**	**(248)**	**(331)**	**-25.1**
Depreciation as a percentage of operating revenue	***12%***	***16%***		***12%***	***16%***	

Depreciation fell 25% or S$41 million mainly attributable to the deconsolidation of C2C in the March 2006 quarter. Consequently, depreciation as a percentage of operating revenue fell 4 percentage points to 12%.

SECTION II : SINGTEL

Net Finance Expense

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Net interest expense						
Interest income from third parties	30	18	65.9	61	38	60.0
Interest expense to third parties	(63)	(82)	-24.0	(125)	(160)	-21.7
	(32)	**(64)**	**-49.5**	**(64)**	**(122)**	**-47.3**
Interest income from Optus	-	4	nm	-	8	nm
Interest expense to Optus	(2)	-	nm	(2)	-	nm
	(2)	**4**	**nm**	**(2)**	**8**	**nm**
	(35)	**(61)**	**-42.9**	**(66)**	**(114)**	**-41.7**
Other finance (loss)/ income						
FRS 39 fair value adjustments (1)	*	*	nm	*	1	nm
Investment gain (2)	2	2	9.5	4	3	48.1
Foreign exchange (loss)/ gain (net)	(11)	54	nm	(11)	59	nm
	(9)	**57**	**nm**	**(7)**	**63**	**nm**

Notes:

(1) Adjustment arose from the revaluation of trading investments at fair values at balance sheet date under FRS 39, ***Financial Instruments: Recognition and Measurement***.

(2) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

Interest income earned from third parties during the quarter increased by 66%, benefiting from the rise in average interest rates.

Interest expenses were down 24% in spite of the increase in interest rates. This was due mainly to lower borrowings following the deconsolidation of C2C's borrowings from January 2006.

In March 2006, the remaining S$515 million Singapore Dollar bond was redeemed. In September 2006, US$350 million (S$636 million) of bond borrowings matured and was refinanced with bank loans.

SECTION II : SINGTEL

Exceptional Items [1]

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Exceptional gains on disposal of land and buildings	66	-	nm	66	-	nm
Provision for impairment of PT Bukaka	(11)	-	nm	(11)	-	nm
Dilution gain on Bharti	2	-	nm	4	34	-87.2
Dilution gains on SingPost, AIS and Globe	-	1	nm	-	1	nm
Others	*	-	nm	1	-	nm
Total	**57**	**1**	**@**	**60**	**36**	**69.1**

Note:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

In the quarter, SingTel disposed the land and buildings at West Coast and Hillcrest, reaping a total gain of S$66 million. The exceptional gain on the sale of land and building at the Central Business District (known as "Crosby House") will be booked upon legal completion in December 2006.

PT Bukaka, a 40% owned associate, was disposed at a net loss of S$11 million in October 2006. As at 30 September 2006, the investment in PT Bukaka had been written down to its recovery value, resulting in an exceptional charge of S$11 million.

SECTION II : SINGTEL

Taxation

SINGTEL	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Taxation						
Withholding taxes on dividend income from associates [(1)]						
- Telkomsel	-	-	-	35	20	73.6
- Globe	8	5	55.8	8	5	55.8
- AIS	7	7	4.3	7	7	4.3
- BSI	*	-	nm	*	1	nm
	15	12	27.3	50	33	51.5
Current and deferred taxes (a)	76	67	13.8	143	121	17.5
Tax benefit of inter-company interest expense	(31)	(30)	3.4	(72)	(59)	22.0
	61	49	23.3	121	95	26.6
Share of taxes of associates						
- share of ordinary tax (b)	134	97	39.2	271	188	43.7
- reversal of Bharti deferred tax benefit	-	-	-	-	19	nm
Total	**195**	**146**	**33.8**	**391**	**303**	**29.2**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				***20.5%***	***19.9%***	
SingTel profits (ex-Optus and associates)						
Profit before tax				**1,906**	**1,524**	
Exclude :						
Compensation from IDA				(169)	(169)	
Share of associates' profits				(1,016)	(743)	
Exceptional items				(60)	(36)	
Exchange differences on loans to Optus				-	(53)	
C2C losses which have no tax benefit				-	80	
Adjusted pre-tax profits (c)				661	604	
Effective tax rate (a)/ (c)				***21.6%***	***20.1%***	
Applicable statutory tax rate in period				***20.0%***	***20.0%***	
Share of associates' profits						
Share of ordinary results (d)				1,013	742	
Effective tax rate (b)/(d)				***26.7%***	***25.4%***	

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

SECTION II : SINGTEL

In this quarter, a deferred tax asset of S$31 million (2Q 2005: S$30 million) was recognised on the current quarter's interest expense provided by Singapore Telecom Australia Investments Pty Limited (the investment holding company of Optus) on its loan from SingTel.

The inter-company interest income/expenses and loans are eliminated at Group.

SECTION II : SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY
	30 Sep	30 Sep	30 Jun	30 Sep		Chge
	2006	2005	2006	2006	2005	
	S$ m	S$ m	S$ m	S$ m	S$ m	%
Net cash inflow from operating activities						
Profit before tax	996	762	910	1,906	1,524	25.1
Non-cash items	(475)	(280)	(428)	(904)	(560)	61.5
Operating cash flow before working capital changes	521	482	481	1,002	964	3.9
Changes in operating assets and liabilities	(42)	6	(106)	(148)	(141)	5.0
	479	488	375	854	823	3.7
Cash paid to employees under performance share plans	*	-	(5)	(5)	-	nm
Tax paid - other operating acitivites	(116)	(142)	(4)	(121)	(151)	-19.9
Operating cash flow before dividends from associates	363	346	365	728	672	8.3
Dividends received from associates	492	236	87	579	415	39.4
Tax paid - withholding tax on dividends	(50)	(22)	(8)	(57)	(39)	46.4
	442	214	79	521	376	38.6
	805	560	445	1,249	1,048	19.2
Net cash inflow/ (outflow) from investing activities						
Payment for purchases of property, plant and equipment	(78)	(113)	(48)	(126)	(193)	-34.7
Proceeds from sale of property, plant and equipment	136	57	2	137	58	138.2
Net sale/ (purchase) of trading investments	159	(55)	27	185	(55)	nm
Repayment of loans by Optus	-	163	-	-	163	nm
Net investment in associates	-	(1)	-	-	(608)	nm
Deposit refunded in respect of bid for Pakistan Telecom	-	67	-	-	-	-
Proceeds from disposal of available for sale investments	*	*	11	11	*	nm
Others *(dividends and interest received etc)*	34	25	31	65	48	33.5
	250	144	22	272	(586)	nm
Net cash outflow from financing activities						
Payment for share capital reduction	(2,272)	-	-	(2,272)	-	nm
Dividends paid to shareholders	(1,336)	(1,734)	-	(1,336)	(1,734)	-22.9
Net decrease/ (increase) in borrowings	125	4	*	125	(2)	nm
Proceeds from share issue in respect of share options	15	58	7	22	79	-72.0
Net interest paid on borrowings and swaps	(32)	(35)	(92)	(123)	(116)	6.1
Others *(purchase of performance shares etc)*	(14)	(8)	(15)	(29)	(12)	138.0
	(3,514)	(1,715)	(100)	(3,614)	(1,785)	102.5
Net (decrease)/ increase in cash and cash equivalents	(2,459)	(1,011)	367	(2,092)	(1,322)	58.2
Cash and cash equivalents at beginning	2,997	2,813	2,631	2,631	3,123	-15.8
Cash and cash equivalents at end	539	1,801	2,997	539	1,801	-70.1
Free cash flow	727	446	397	1,124	856	31.3
Free cash flow (excluding dividends from associates)	285	233	317	602	480	25.6
Cash capex to operating revenue	*7.4%*	*11%*	*4.8%*	*6.2%*	*9.4%*	

SECTION II : SINGTEL

For the second quarter ended 30 September 2006, operating cash flow for SingTel was up 44% to S$805 million due mainly to dividends received from associates, which more than doubled to S$492 million. Telkomsel paid its first dividend of S$343 million in the current quarter, compared to the dividends of S$100 million and S$98 million in the first and second quarters of last year respectively. Excluding dividends from associates, the operating cash rose by a smaller 4.7%.

Net cash inflow from investing activities amounted to S$250 million, comprising the sale of trading investments of S$159 million and the proceeds on disposal of property, plant and equipment (mainly land and buildings at West Coast and Hillcrest) of S$136 million.

Cash capital expenditure for the quarter amounted to S$78 million, 31% lower than the same quarter last year due mainly to lower capital spending. With higher operating cash and lower cash capital expenditure, free cash flow for the current quarter was up 63% to S$727 million.

Net cash outflow in financing activities was S$3.51 billion, comprising mainly S$2.27 billion paid in respect of the capital reduction and S$1.34 billion paid in respect of the final dividend for the previous financial year ended 31 March 2006.

With the significant payments to the shareholders, cash and cash equivalents for the quarter decreased sharply by S$2.46 billion from a quarter ago, resulting in an ending cash balance of S$539 million as at 30 September 2006.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2006

- **Operating revenue up 5.8%.**
- **Operational EBITDA down 3.2%.**
- **Operational EBITDA margin at 26.0% -- down 2.4 percentage points.**
- **Net profit of $130 million – down 12%.**
- **Free cash flow of A$176 million -- down 27%.**

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2006

- **Operating revenue up 5.6%.**
- **Operational EBITDA down 5.1%.**
- **Operational EBITDA margin at 26.0% -- down 3.0 percentage points.**
- **Underlying net profit of A$239 million – down 19% (excluding the impact of exceptional items).**
- **Net profit of A$515 million – up 74% (including net exceptional gain on intra-group divestments).**
- **Free cash flow of A$230 million -- down 40%.**

	Quarter 30 Sept 2006 A$ m	Quarter 30 Sept 2005 A$ m	YOY Chge %	Half Year 30 Sept 2006 A$ m	Half Year 30 Sept 2005 A$ m	YOY Chge %
Operating revenue	1,865	1,763	5.8	3,699	3,504	5.6
- excluding Alphawest and Virgin Mobile	*1,803*	*1,763*	*2.3*	*3,569*	*3,504*	*1.9*
Operational EBITDA	485	501	-3.2	963	1,014	-5.1
Operational EBITDA margin	*26.0%*	*28.4%*		*26.0%*	*29.0%*	
- excluding Alphawest and Virgin Mobile	*27.0%*	*28.4%*		*27.2%*	*29.0%*	
EBIT	204	245	-16.6	387	497	-22.1
Underlying net profit	130	148	-12.1	239	296	-19.3
Net profit	130	148	-12.1	515	296	74.0
Free cash flow	176	242	-27.1	230	386	-40.4

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – SINGAPORE GAAP (UNAUDITED)
For The Second Quarter And Half Year Ended 30 September 2006

	Quarter 30 Sept 2006 A$ m	Quarter 30 Sept 2005 A$ m	YOY Chge %	Half Year 30 Sept 2006 A$ m	Half Year 30 Sept 2005 A$ m	YOY Chge %
Operating revenue	**1,865**	**1,763**	**5.8**	**3,699**	**3,504**	**5.6**
Operating expenses	(1,396)	(1,267)	10.2	(2,766)	(2,501)	10.6
	469	496	-5.5	933	1,003	-7.0
Other income	16	5	221.6	30	11	168.1
Operational EBITDA	**485**	**501**	**-3.2**	**963**	**1,014**	**-5.1**
- EBITDA margin	***26.0%***	***28.4%***		***26.0%***	***29.0%***	
Share of results of joint ventures						
- ordinary operations	-	1	nm	(6)	4	nm
- exceptional items	13	-	nm	13	-	nm
	13	1	@	7	4	73.2
EBITDA	**498**	**502**	**-0.7**	**970**	**1,018**	**-4.7**
Depreciation & amortisation	(294)	(257)	14.4	(583)	(521)	11.8
EBIT	**204**	**245**	**-16.6**	**387**	**497**	**-22.1**
Net finance expense	(27)	(36)	-22.8	(58)	(75)	-22.3
Profit before exceptional items	**177**	**209**	**-15.6**	**329**	**422**	**-22.1**
Exceptional items	-	-	-	276	-	nm
Profit before tax	**177**	**209**	**-15.6**	**605**	**422**	**43.3**
Tax expense	(47)	(61)	-23.9	(90)	(126)	-28.6
Net profit after tax	**130**	**148**	**-12.1**	**515**	**296**	**74.0**
Net profit	**130**	**148**	**-12.1**	**515**	**296**	**74.0**
Exclude:						
Exceptional items	-	-	nm	(276)	-	nm
Underlying net profit	**130**	**148**	**-12.1**	**239**	**296**	**-19.3**

Optus Mobile results continued to be disclosed as a division, consistent with general industry practice. Optus fixed line revenues have been presented in accordance with the organisational structure by customer segments.

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE

For The Second Quarter Ended 30 September 2006

Operating revenue grew 5.8% in the second quarter, with contributions from the recent acquisitions of Alphawest and Virgin Mobile adding A$62 million.

Excluding the impact of acquisitions, Optus' operating revenue grew 2.3%, as it shows its resilience in an intensely competitive environment. This growth was achieved notwithstanding increased mobile cap penetration, decline in fixed telephony and the negative impact of mobile termination rates that were reduced from 18 cents to 15 cents per minute effective 1 January 2006.

As previously indicated, the ACCC mandatory reduction in mobile termination rates has a greater negative impact on the revenue growth in this second quarter and the subsequent third quarter of the current financial year, due to higher commercially negotiated rates in the respective quarters of the previous financial year.

Optus stays committed to its strategy of maintaining market share, managing costs and investing for growth. In the quarter, Optus successfully defended its subscriber market share in Mobile, which increased to 33.3% (as updated for other carriers' adjustments). Optus has recently expanded its Turbocharge products to offer a broader range of prepaid capped plans and greater value to its prepaid customers. Strong uptake of on-net offers including 'My Time' continued, rewarding customers with lower cost calls.

To grow market share in Fixed, Optus continued the migration of resale customers to the ULL network and from dial-up to broadband, and further increased its DSL broadband customer base. In the quarter, broadband growth offset the decline in the traditional products, however the lower telephony revenues diluted margins.

Operational EBITDA declined by 3.2%, with the decline mainly from the lower consumer fixed line earnings. Operational EBITDA margin decreased to 26.0%, affected by the higher uptake of mobile caps, decline in fixed line margins and the impact of acquisitions.

To mitigate the margin pressures, Optus continued the implementation of various cost management and productivity initiatives, such as lower commission rates, reduced headcount and call centre offshoring. The positive impact of these initiatives on EBITDA margins is now crystallising.

Net profit for the quarter fell 12% to A$130 million.

Free cash flow amounted to A$176 million, down 27% primarily due to higher cash capital expenditure related to the continuing rollout of 3G mobile and the ULL network, expenditure on D-series satellites and the new Sydney office premises fitout. The ratio of cash capital expenditure to operating revenue was 16%, compared to 13% a year ago.

SECTION III : OPTUS

For The Half Year Ended 30 September 2006

For the half year under review, Optus recorded a 5.6% increase in operating revenue to A$3.70 billion.

Operational EBITDA declined 5.1% to A$963 million and operational EBITDA margin contracted 3.0 percentage points to 26.0%.

Underlying net profit after tax fell 19% to A$239 million.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 June 2006 were as follows -

	Quarter		
	30 Sept 2006 A$ m	30 June 2006 A$ m	QOQ Chge %
Operating revenue	**1,865**	**1,834**	**1.7**
Operating expenses	(1,396)	(1,370)	1.9
Operational EBITDA	**485**	**478**	**1.4**
Operational EBITDA margin	***26.0%***	***26.1%***	
Mobile	*36%*	*35%*	
Optus Business & Wholesale Fixed	*18%*	*20%*	
Consumer & SMB Fixed	*7%*	*9%*	
Profit before exceptional items and tax	**177**	**152**	**16.3**
Underlying net profit	**130**	**109**	**19.6**
Free cash flow	**176**	**54**	**227.9**

Revenue, operational EBITDA and free cash flow improved compared to the preceding quarter. The increase in the free cash flow was primarily due to positive working capital movements.

Operational EBITDA margin on an overall basis remained stable, reflecting the positive impact of cost management initiatives, the slowing rate of ARPU erosion from capped plans and growth in mobile data revenues, offset by lower margins from Consumer and SMB Fixed telephony.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 30 Sept		YOY Chge	Half year 30 Sept		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Operating revenue by division						
Mobile	1,043	996	4.8	2,057	1,961	4.9
Optus Business Fixed	281	228	23.1	569	461	23.4
Optus Wholesale Fixed	153	152	0.9	295	311	-5.0
Consumer and SMB Fixed	398	401	-0.9	797	798	-0.1
Less inter-divisional revenue (1)	(10)	(14)	-31.2	(19)	(27)	-27.1
Total	**1,865**	**1,763**	**5.8**	**3,699**	**3,504**	**5.6**
Operational EBITDA by division						
Mobile	379	374	1.4	734	750	-2.1
Optus Business & Wholesale Fixed	78	79	-2.4	164	168	-2.3
Consumer and SMB Fixed	28	48	-41.1	65	96	-33.2
Total	**485**	**501**	**-3.2**	**963**	**1,014**	**-5.1**
Operational EBITDA margins by division						
Mobile	*36%*	*38%*		*36%*	*38%*	
Optus Business & Wholesale Fixed	*18%*	*21%*		*19%*	*22%*	
Consumer and SMB Fixed	*7%*	*12%*		*8%*	*12%*	
Total	***26.0%***	***28.4%***		***26.0%***	***29.0%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and SMB Fixed, and Optus Business Fixed and preselected customers.

In the quarter, the Mobile division contributed 56% to total revenue, consistent with the corresponding quarter. Its contribution to operational EBITDA increased to 78% from 75% a year ago.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 Sept 2006 A$ m	Quarter 30 Sept 2005 A$ m	YOY Chge %	Half Year 30 Sept 2006 A$ m	Half Year 30 Sept 2005 A$ m	YOY Chge %
Mobile communications revenue (1)						
Outgoing service revenue	697	649	7.4	1,361	1,287	5.8
Incoming service revenue	216	220	-2.1	428	420	1.9
Service revenue	913	869	5.0	1,789	1,707	4.8
Equipment	130	127	3.2	268	254	5.6
	1,043	**996**	**4.8**	**2,057**	**1,961**	**4.9**
Operational EBITDA (2)	**379**	**374**	**1.4**	**734**	**750**	**-2.1**
- EBITDA margin	*36%*	*38%*		*36%*	*38%*	

Key Drivers	Quarter 30 Sept 2006	Quarter 30 Jun 2006	Quarter 30 Sept 2005	Half Year 30 Sept 2006	Half Year 30 Sept 2005	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	3,675	3,647	3,244	3,675	3,244	13.3
Postpaid	2,926	2,908	2,841	2,926	2,841	3.0
Total	**6,601**	**6,555**	**6,085**	**6,601**	**6,085**	8.5
Mobile penetration rate (3)	***96%***	***98%***	***92%***	***96%***	***92%***	
MOUs per subscriber per month (4)						
Prepaid	64	61	60	62	59	5.4
Postpaid	165	160	156	162	153	6.1
ARPU per month (A$) (4)						
Prepaid	23	22	22	23	21	10.4
Postpaid	75	71	76	73	75	-1.9
Blended	**46**	**44**	**47**	**46**	**46**	-1.7
Data revenue as a percentage of service revenue	***23%***	***21%***	***17%***	***22%***	***17%***	
Market (000s) (5)	**19,809**	**20,177**	**18,782**	**19,809**	**18,782**	**5.5**
Market share - total (5)	***33.3%***	***32.5%***	***32.4%***	***33.3%***	***32.4%***	
Retail postpaid churn rate per month (6)	***1.4%***	***1.3%***	***1.5%***	***1.4%***	***1.5%***	
% users through wholesale (7)	***6%***	***9%***	***19%***	***6%***	***19%***	
Acquisition cost per subscriber	**A$146**	**A$146**	**A$133**	**A$146**	**A$144**	

Notes:

(1) Includes international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total mobile market, as estimated by Optus, divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates taking into account other carriers' disclosures and adjustments.
(6) Churn excluded customers transferring from postpaid to prepaid.
(7) As previously reported, Optus consolidated Virgin Mobile as a wholly owned subsidiary with effect from January 2006. Prior to acquisition, Optus had been accounting for a substantial proportion of Virgin Mobile service revenue through the wholesale arrangement.

SECTION III : OPTUS

Optus Mobile revenue grew by 4.8% to A$1.04 billion. Excluding the impact of Virgin Mobile, which was consolidated from January 2006, Mobile revenue grew 3.3%, primarily driven by higher outgoing service revenue. Virgin Mobile contributed A$14 million to Optus Mobile revenue in the quarter.

Although negatively impacted by caps, outgoing service revenue grew by 7.4% in the current quarter, as a result of the continuing prepaid growth, solid SMS traffic and the inclusion of Virgin Mobile's results. ARPU increased compared to the preceding June quarter and remained relatively stable compared to the same quarter last year.

Incoming service revenue decreased by 2.1% as a result of the lower termination rates as mandated by ACCC. Average inbound mobile termination rates fell 22% from a year ago, reflecting the reduction in mandated termination rates to 15 cents and higher commercially negotiated rates last year which have expired. Optus has applied the 15 cent rate in 2006 with many other carriers (either commercially or under an ACCC arbitration) and expects this rate to be implemented across all carriers in the market. Subscriber growth, strong voice and SMS terminating traffic partially mitigated the sharp decline in mobile termination rates.

Equipment revenue increased by 3.2% due to increased volumes.

Despite lower termination rates, EBITDA increased by 1.4% attributed largely to usage increases. Compared to the preceding quarter, EBITDA margin was up 1 percentage point, mainly reflecting the growth in post-paid ARPU from increasing data volumes and slowing revenue erosion from mobile caps. Year-on-year, however, operational EBITDA margin was down 2 percentage points to 36%.

The number of mobile subscribers in the second quarter increased by 46,000, and subscriber base grew 8.5% compared to a year ago. As at 30 September 2006, Optus' subscriber market share, updated for other carriers' disclosures and adjustments, increased to 33.3%. Optus had 184,000 subscribers provisioned with 3G services in end September.

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. In this quarter, around 32% of new and recontracted customers chose capped plans, a trend consistent with the two preceding quarters. Approximately 24% of the total Optus postpaid mobile base were under capped plans, up from 21% a quarter ago and 10% a year ago.

Acquisition costs of A$146 per subscriber were 9.8% higher than a year ago, but in line with the preceding quarter.

Optus Mobile continues to focus on three strategies to drive growth.

Firstly, it is growing its market share in the business mobile market, with business mobile subscribers increasing by 11%.

Secondly, Optus is stimulating SMS and other data revenue, which increased to 23% of ARPU from 21% in the preceding quarter.

The third strategy is to leverage Optus' scale in the consumer segment. In the quarter, Optus successfully defended its market position with strong prepaid revenue growth as well as an increase in postpaid customers.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE FIXED DIVISIONS

	Quarter 30 Sept 2006 A$ m	Quarter 30 Sept 2005 A$ m	YOY Chge %	Half Year 30 Sept 2006 A$ m	Half Year 30 Sept 2005 A$ m	YOY Chge %
Business revenue						
Voice	107	100	6.8	214	196	9.0
Data and IP	96	94	2.7	198	190	3.9
ICT and Managed Services	78	34	126.9	157	75	111.0
Total Business fixed revenue	**281**	**228**	**23.1**	**569**	**461**	**23.4**
- excluding Alphawest	***233***	***228***	***2.0***	***468***	***461***	***1.5***
Wholesale revenue						
Voice	49	58	-16.5	88	127	-30.6
Data and IP	46	36	28.1	89	72	23.6
Satellite	58	56	4.1	118	111	6.5
Other	*	2	nm	*	1	nm
Total Wholesale fixed revenue	**153**	**152**	**0.9**	**295**	**311**	**-5.0**
Total revenue	**434**	**380**	**14.2**	**864**	**772**	**11.9**
- excluding Alphawest	***386***	***380***	***1.6***	***763***	***772***	***-1.1***
Operational EBITDA (1)	**78**	**79**	**-2.4**	**164**	**168**	**-2.3**
- EBITDA margin	***18%***	***21%***		***19%***	***22%***	
- EBITDA margin excluding Alphawest	***21%***	***21%***		***22%***	***22%***	

Key Drivers	Quarter 30 Sept 2006	Quarter 30 Jun 2006	Quarter 30 Sept 2005	Half Year 30 Sept 2006	Half Year 30 Sept 2005	YOY Chge %
Business voice minutes (m min)	1,442	1,376	1,266	2,819	2,491	13.2
Wholesale voice minutes (m min)	430	618	723	1,048	1,420	-26.2
As at end of period:						
Buildings connected (2)	15,411	15,204	14,734	15,411	14,734	4.6

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

Total Business and Wholesale fixed revenue grew 14%. Excluding Alphawest, operating revenue for the combined division grew by 1.6%, with Optus Business fixed revenue increasing by 2.0% and Optus Wholesale returning to positive growth this quarter. Alphawest, which Optus acquired in November 2005, added A$48 million in revenue for the quarter.

Optus Business fixed voice revenue grew 6.8% with higher voice traffic, reflecting increased market share in a declining voice revenue environment. Wholesale voice revenue, however, declined.

Business Data & IP revenue increased by 2.7% to A$96 million, with IP growth offsetting decline in traditional data. Uecomm delivered a strong 19% revenue increase in the quarter.

SECTION III : OPTUS

Growth in Wholesale Data and IP revenue of 28% was largely driven by increasing internet bandwidth sales and higher transmission capacity.

ICT and Managed Services revenue, which included Alphawest, more than doubled to A$78 million for the quarter.

Satellite revenues grew 4.1% in the quarter with higher VSAT sales. Optus launched its D1 satellite into orbit on 14 October 2006.

Optus continued to win new businesses including Insurance Australia Group, National Foods and Medibank Private.

Operational EBITDA for the combined division decreased slightly to A$78 million. Excluding Alphawest, EBITDA margins were stable at 21%.

SECTION III : OPTUS

OPTUS CONSUMER AND SMB FIXED DIVISION

	Quarter 30 Sept		YOY	Half Year 30 Sept		YOY
	2006 A$ m	2005 A$ m	Chge %	2006 A$ m	2005 A$ m	Chge %
HFC voice revenue	91	101	-10.1	183	203	-9.5
Cable Internet revenue	43	36	20.3	83	70	18.4
Pay TV revenue	30	29	3.4	61	60	1.8
HFC	**164**	**166**	**-1.1**	**327**	**333**	**-1.6**
Dial up Internet revenue	12	18	-36.5	25	38	-35.3
DSL Internet revenue	33	20	65.8	63	36	72.5
Off network voice revenue	134	144	-6.9	273	287	-5.0
Total Consumer fixed revenue	**343**	**348**	**-1.5**	**688**	**694**	**-1.0**
Voice	48	48	-0.4	95	95	1.1
Data and IP	7	5	40.4	14	9	49.5
Total SMB fixed revenue	**55**	**53**	**3.6**	**109**	**104**	**5.4**
Total Consumer and SMB fixed revenue	**398**	**401**	**-0.9**	**797**	**798**	**-0.1**
Operational EBITDA (1)	**28**	**48**	**-41.1**	**65**	**96**	**-33.2**
- EBITDA margin	*7%*	*12%*		*8%*	*12%*	

Key Drivers	Quarter			Half Year		YOY Chge
	30 Sept 2006	30 Jun 2006	30 Sept 2005	30 Sept 2006	30 Sept 2005	%
HFC						
HFC ARPU per month (A$)	107	106	106	107	106	0.7
Local telephony customers (2)	462	467	485	462	485	-4.8
Other customers (2)	47	43	34	47	34	39.8
Total HFC customers (000s)	**509**	**510**	**519**	**509**	**519**	**-1.8**
Local telephony bundling rate (3)	*75%*	*74%*	*70%*	*75%*	*70%*	
HFC penetration (4)	*36%*	*36%*	*37%*	*36%*	*37%*	
Internet customers						
DSL	333	291	196	333	196	69.5
HFC broadband	323	307	262	323	262	23.3
Business grade broadband (4)	20	20	16	20	16	26.9
Broadband subtotal	**676**	**618**	**474**	**676**	**474**	**42.5**
Dial-up delivered over HFC network	21	26	46	21	46	-54.1
Dial-up delivered off network	298	313	361	298	361	-17.3
Total Internet customers (000s)	**995**	**957**	**881**	**995**	**881**	**13.0**
Off Network (5)						
Total local call resale and ULL customers	695	682	644	695	644	7.9
Total long distance customers	756	751	729	756	729	3.8
Local call resale bundling rate (5)	*73%*	*85%*	*61%*	*73%*	*61%*	

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) Local telephony customers include all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable internet.

SECTION III : OPTUS

(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable internet, dial-up internet or pay TV).
(4) Business grade retail broadband customers were not reported prior to June 2006 quarter. Related revenue has been included within Optus Business Fixed segment.
(5) Residential only. Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial up internet).

Revenue for the Consumer and SMB Fixed segments was stable compared to the last corresponding quarter as growth in broadband revenue[2] offset declines in the traditional products. SMB Fixed segment showed a 3.6% increase, reflecting continuing focus on growing Optus' share of the small and medium business market. Total SMB revenues (fixed and mobile) grew 4.5% to A$255 million, compared to the same quarter last year.

Broadband revenue grew strongly by 36%. As at 30 September 2006, Optus had 676,000 broadband customers (including business grade customers), an increase of 202,000 customers or 43% from a year ago, and 58,000 higher than a quarter ago.

Local Call Resale customers (including ULL) grew by 7.9%, however, voice usage and price declines led to an overall decrease in fixed voice revenue.

Dial-up internet revenue fell 37%, reflecting migration of customers to broadband.

Optus has continued its ULL network rollout which, together with the existing HFC network, will cover approximately 3.9 million Australian homes. This has the potential to improve margins significantly after passing through the initial phase of start up costs and achieving scale in ULL subscriber base. As at 30 September 2006, there were 175 exchanges and approximately 44,000 subscribers provisioned with services on ULL.

Optus is currently in dispute with Telstra regarding the price of ULL services. The ACCC is arbitrating this dispute. The ACCC recently announced its interim determination to reduce the price that Optus pays in other metropolitan areas (also known as "Band 2" areas) from A$22.00 per line per month to A$17.70 per month.

This development has not been reflected in Optus' results for the half year ended 30 September 2006, pending final determination from the ACCC which is expected in the first part of 2007. This price adjustment will improve the economics of the ULL-based services. Optus expects that there may be a further reduction in pricing when the final determination is made.

EBITDA for the quarter was down by A$20 million on the same quarter last year largely due to declining revenues in both HFC and offnet with lower call volumes in local and long distance voice. The lower operational EBITDA margin reflected revenue mix changes as the proportion of revenue from higher margin voice products declined.

---

[2] Broadband revenue comprises cable and DSL Internet revenues.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 Sept		YOY Chge	Half Year 30 Sept		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Interconnect	361	361	-0.1	719	698	3.1
Outpayments & other leases	65	55	18.5	126	114	9.9
Traffic expenses	426	416	2.4	845	812	4.0
Selling & administrative	415	368	12.6	803	743	8.1
Cost of sales	296	244	21.2	608	488	24.6
Staff costs	250	237	5.4	492	458	7.4
Repair & maintenance and others	41	36	13.7	81	72	13.3
Capitalisation of costs [1]	(32)	(34)	-8.1	(63)	(72)	-12.6
Total	**1,396**	**1,267**	**10.2**	**2,766**	**2,501**	**10.6**
As a percentage of operating revenue						
Traffic expenses	23%	24%		23%	23%	
Selling & administrative	22%	21%		22%	21%	
Cost of sales	16%	14%		16%	14%	
Staff costs	13%	13%		13%	13%	
Repair & maintenance and others	2%	2%		2%	2%	
Capitalisation of costs [1]	-2%	-2%		-2%	-2%	
	75%	72%		75%	71%	

	Quarter			Half Year		YOY Chge
	30 Sept 2006	30 June 2006	30 Sept 2005	30 Sept 2006	30 Sept 2005	%
Staff statistics						
Number of employees, at end of period	10,029	9,988	9,848	10,029	9,848	1.8
- excluding Alphawest and Virgin Mobile	*9,245*	*9,272*	*9,848*	*9,245*	*9,848*	-6.1
Average number of employees	10,017	10,028	9,775	10,023	9,660	3.8
- excluding Alphawest and Virgin Mobile	*9,246*	*9,322*	*9,775*	*9,284*	*9,660*	-3.9
Revenue per employee (A$'000) [2]	186	183	180	369	363	1.8

Notes:

(1) The bulk of the capitalisation relates to staff costs.

(2) Based on average employee numbers.

Excluding Alphawest and Virgin Mobile, operating expenses increased by 5.1% in the current quarter, with growth mainly in Cost of Sales and Selling and Administrative expenses.

Traffic expenses rose by 2.4%, driven by strong mobile traffic. The increase in this quarter was partially mitigated by lower mobile termination rates from a year ago.

Selling and Administrative expenses, including Virgin Mobile, increased by 13% largely due to higher customer acquisition and retention costs. Excluding acquisitions, selling and administrative costs grew by 6.5%, driven by the higher outsourcing charges and mobile base station lease costs from 3G network sites.

SECTION III : OPTUS

Excluding Alphawest, cost of sales increased by 5.2%, attributable mainly to higher satellite costs and higher equipment sales.

Total staff costs, excluding Alphawest and Virgin Mobile, were flat, and average headcount excluding acquisitions declined by 5.4%.

SHARE OF RESULTS OF JOINT VENTURES

	Quarter 30 Sept		YOY Chge	Half Year 30 Sept		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Share of ordinary (loss)/profit						
Southern Cross Cable Consortium	-	1	nm	(6)	4	nm
Bridge Mobile Alliance	*	*	nm	*	*	nm
	*	1	nm	(6)	4	nm
Share of exceptional item						
Pacific Carriage Holdings Limited	13	-	nm	13	-	nm
Total	13	1	@	7	4	73.2

As reported in the preceding quarter, in the quarter ended 30 June 2006, Optus sold its interest in Southern Cross Cables Holdings Limited (part of the Southern Cross Cable Consortium) to a subsidiary of SingTel, recording an exceptional accounting gain of A$276 million.

Optus continues to hold a 39.99% interest in Pacific Carriage Holdings Limited ("PCHL"), a US-based legal entity of the Southern Cross Cable Consortium. Included in the share of results of joint ventures in this quarter was an exceptional credit of A$13 million relating to a write-back of losses previously recognised for PCHL in excess of the cost of investment.

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 Sept		YOY Chge	Half Year 30 Sept		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Depreciation of property, plant & equip	281	255	10.1	557	518	7.7
Other amortisation	13	2	@	26	3	@
	294	257	14.4	583	521	11.8
Depreciation as a percentage of operating revenue	*15%*	*14%*		*15%*	*15%*	

Optus commenced amortisation of its 3G licence on the commercial launch of 3G services in November 2005. The cost of the licence of A$292 million, including capitalised interest, is amortised over the remaining licence term ending October 2017.

SECTION III : OPTUS

Net Finance Expense

	Quarter 30 Sept 2006 A$ m	Quarter 30 Sept 2005 A$ m	YOY Chge %	Half Year 30 Sept 2006 A$ m	Half Year 30 Sept 2005 A$ m	YOY Chge %
Interest expense to SingTel	-	(3)	nm	-	(6)	nm
Interest expense to others	(37)	(38)	-4.7	(74)	(82)	-9.6
Gross interest on borrowings	(37)	(41)	-11.1	(74)	(88)	-16.0
Interest capitalised	5	2	96.0	9	5	100.0
Net interest expense	(32)	(39)	-18.3	(65)	(83)	-22.3
Interest income from SingTel	2	-	nm	2	-	nm
Interest income from others	3	3	-18.2	5	8	-43.4
Total interest income	5	3	36.4	7	8	-21.7
Total	(27)	(36)	-22.8	(58)	(75)	-22.3

Net interest expense fell 23% to A$27 million primarily due to lower average debt levels.

Taxation

	Quarter 30 Sept 2006 A$ m	Quarter 30 Sept 2005 A$ m	YOY Chge %	Half Year 30 Sept 2006 A$ m	Half Year 30 Sept 2005 A$ m	YOY Chge %
Optus' Australian income tax expense	47	59	-21.3	90	124	-27.4
Share of joint venture income tax expense	*	2	nm	*	2	nm
	47	61	-23.9	90	126	-28.6

The income tax expense reflected primarily the Australian statutory tax rate of 30% together with minor variations between accounting and taxable income.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY
	30 Sept	30 Sept	30 June	30 Sept		Chge
	2006	2005	2006	2006	2005	%
	A$ m	A$ m	A$ m	A$ m	A$ m	
Net cash inflow from operating activities						
Profit before tax	**177**	**209**	**428**	**605**	**422**	**43.4**
Depreciation and amortisation	294	257	289	583	521	11.8
Share of results of joint ventures	(13)	(1)	6	(7)	(4)	73.2
Exceptional items	-	-	(276)	(276)	-	nm
Other non-cash items	26	34	33	59	78	-24.0
Non cash items	307	290	52	359	595	-39.6
Operating cashflow before working capital changes	484	499	480	964	1,017	-5.2
Changes in operating assets and liab	(16)	(28)	(125)	(141)	(144)	-2.1
	468	**471**	**355**	**823**	**873**	**-5.7**
Tax paid	*	*	*	*	*	nm
Net cash inflow from operating activities	**467**	**471**	**355**	**822**	**873**	**-5.8**
Net cash outflow from investing activities						
Purchases of property, plant and equipment	(291)	(229)	(301)	(592)	(486)	21.8
Purchase of subsidiary	*	-	*	*	-	nm
Others	*	(37)	11	12	(39)	nm
	(291)	**(266)**	**(290)**	**(580)**	**(525)**	**10.6**
Net cash outflow from financing activities						
Net decrease in loans from SingTel	-	(128)	-	-	(128)	nm
Net decrease in bank borrowings	(36)	(52)	(68)	(104)	(105)	-1.0
Finance lease payments (excluding interest)	-	(14)	-	-	(14)	nm
Purchase of SingTel shares	-	-	(12)	(12)	-	nm
	(36)	(194)	(80)	(116)	(247)	-53.2
Net interest paid on borrowings and swaps (including finance lease interest)	(34)	(50)	(37)	(72)	(88)	-18.1
	(70)	**(244)**	**(117)**	**(188)**	**(335)**	**-44.0**
Net change in cash and cash equivalents	**106**	**(39)**	**(52)**	**54**	**13**	**305.2**
Cash and cash equivalents at beginning	69	193	121	121	141	-14.4
Cash and cash equivalents at end	**175**	**154**	**69**	**175**	**154**	**13.4**
Free cash flow	**176**	**242**	**54**	**230**	**386**	**-40.4**
Cash flow before borrowings [(1)]	**142**	**155**	**28**	**170**	**260**	**-34.8**
Cash capital expenditure to operating revenue	***16%***	***13%***	***16%***	***16%***	***14%***	

Note:
(1) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

In the quarter, operating cash flow was at A$467 million, consistent with the same quarter last year and higher than the preceding quarter due to favourable working capital movements.

Cash capital expenditure was higher as Optus rolled out new mobile and fixed line networks, continued construction of the D series satellites and increased spend on the fitout of the new Sydney office. Cash capital expenditure for the quarter was A$291 million, up 27% or A$62 million year-on-year.

With higher cash capital expenditure, free cash flow generated was A$176 million in the quarter, down by A$66 million from A$242 million a year ago.

Cash capital expenditure by division

	Quarter 30 Sept		YOY Chge	Half Year 30 Sept		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Mobile	62	89	-31.1	156	193	-18.9
Business and Wholesale Fixed	99	64	55.6	187	147	27.3
Consumer and SMB Fixed	40	46	-12.2	83	68	21.0
Other	90	30	204.4	166	78	112.9
Total	**291**	**229**	**27.4**	**592**	**486**	**21.8**

In the quarter, cash capital expenditure for the Mobile division was A$62 million or 21% of the Optus' total capital expenditure. Of this amount, A$33 million was in relation to the expansion of Optus' 3G network.

The cash capital expenditure for the Optus Business and Wholesale Fixed division of A$99 million for the quarter accounted for 34% of Optus' total. The expenditure was largely for the construction of the D series satellites and investment in customer access network.

For the Consumer and SMB Fixed division, cash capital expenditure of A$40 million primarily represents investment in the ULL network rollout.

The significant increase in other cash capital expenditure is largely attributable to the new Sydney office project. Optus will move to new Sydney headquarter premises during 2007.

SECTION IV: ASSOCIATES/ JOINT VENTURES

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2006

- Pre-tax ordinary results from associates up 37% to S$510 million.

- On a post tax basis, earnings from associates up 48% to S$395 million.

- Strong profit contributions from Telkomsel, Bharti and Globe.

- Group's regional mobile subscriber (including SingTel and Optus) grew 8.4 million in the quarter. Year-on-year, Group's regional mobile subscriber was up 36% or 27 million to 101 million. On a proportionate share basis, the increase was 31% to 38 million subscribers.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2006

- Group's share of pre-tax ordinary results from associates up 35% to S$1.01 billion.

- Post-tax profit from associates up 39% to S$754 million.

SECTION IV : ASSOCIATES/ JOINT VENTURES

		Quarter			Half Year		
		30 Sep		YOY	30 Sep		YOY
	Equity Int %	2006 S$ m	2005 S$ m	Chge %	2006 S$ m	2005 S$ m	Chge %
Regional mobile associates							
Telkomsel	35.0	261	180	45.1	486	353	37.9
Bharti Telecom / Bharti Airtel [3][4]	30.5						
- operating results		105	71	47.2	206	133	55.2
- fair value adjustments on financial items		5	(4)	nm	(5)	1	nm
		110	68	62.3	200	133	50.1
AIS [2]	21.4	57	59	-2.7	130	134	-3.4
Globe	44.6						
- operating results		56	34	65.3	120	72	67.8
- fair value adjustments		18	4	311.4	18	8	133.8
- additional quarter operating results (Apr-Jun 2006)		-	-	-	57	-	nm
- additional quarter fair value adjustments (Apr-Jun 2006)		-	-	-	(11)	-	nm
		74	38	93.7	184	79	132.2
Pacific Bangladesh Telecom Ltd ("PBTL")	45.0	(4)	3	nm	(13)	3	nm
		498	**347**	**43.3**	**987**	**703**	**40.4**
Other SingTel associates							
Singapore Post [5]	25.8	12	12	-1.7	22	24	-7.7
PT Bukaka ("BSI")	40.0	3	9	-69.1	5	15	-64.0
New Century InfoComm ("NCIC") [2]	24.5	(8)	(6)	22.6	(12)	(9)	25.8
Others		5	8	-28.0	11	10	5.0
SingTel share of ordinary results (pre-tax)		**510**	**370**	**37.9**	**1,013**	**742**	**36.5**
Optus share of ordinary results (pre-tax)		-	1	nm	(7)	5	nm
Group share of ordinary results (pre-tax)		**510**	**371**	**37.4**	**1,005.2**	**747**	**34.6**
Exceptional items							
NCIC - reversal of impairment on investment recorded in prior period		4	-	nm	4	-	nm
Bharti Telecom/ Bharti Airtel / Globe [6]		-	-	-	-	8	nm
TeleTech Park - asset impairment charge	40.0	-	(7)	nm	-	(7)	nm
SingTel share of exceptional items		**4**	**(7)**	**nm**	**4**	**1**	**250.0**
Optus share of exceptional items		**16**	-	nm	**16**	-	nm
Group share of exceptional items		**19**	**(7)**	**nm**	**19**	**1**	**@**
Group share of pre-tax profit		**529**	**364**	**45.5**	**1,025**	**748**	**37.0**

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of the associates have been restated to ensure compliance with the Group's accounting policies.

(2) These associates have December financial year ends and SingTel equity accounted for its share of results of these companies based on the financials for the six-month period ended 30 June 2006. One-off transactions between 1 July 2006 and 30 September 2006 which are material are also accounted by the Group in the current quarter.

(3) Bharti Airtel (**"Bharti"**) was previously known as Bharti Tele-Ventures Limited.

(4) As at 30 September 2006, the Group's equity interest in Bharti Telecom Limited (**"BTL"**) was 32.81% and its equity interest in Bharti (an associated company of BTL) was diluted from 15.61% in March 2006 to 15.60% in September 2006 following Bharti's conversion of certain USD denominated bonds into equity shares. This resulted in the overall effective interest in Bharti of 30.49% as at 30 September 2006. The Group's effective interest in Bharti was 30.67% a year ago.

(5) The Group's equity interest in SingPost was diluted to 25.80% as at 30 September 2006 following partial disposal by SingTel of its equity interest in December 2005 and the exercise of SingPost employee stock options. The Group's equity interest in SingPost was 30.88% a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

(6) These items relate to one-off GAAP and other adjustments of individually insignificant values relating to prior periods.

	Quarter				YOY	Half Year				YOY
	30 Sep				Chge	30 Sep				Chge
	2006		2005			2006		2005		
	S$m.	%(1)	S$m	%(1)	%	S$m	%(1)	S$m	%(1)	%
Group share of net profit after tax of associates										
Telkomsel	183	20.3	126	16.8	45.2	339	19.5	247	16.4	37.0
Bharti Telecom/ Bharti Airtel										
- ordinary profit	97		62		56.7	177		120		47.1
- exceptional items	-		-		-	-		3		nm
- reversal of deferred tax benefit	-		-		-	-		(19)		nm
	97	10.7	62	8.2	56.7	177	10.2	104	6.9	69.7
AIS	40	4.5	41	5.5	-2.2	90	5.2	94	6.2	-4.3
Globe Telecom										
- ordinary results	49		27		82.8	93		62		49.4
- additional quarter results (Apr-Jun 2006)	-		-		-	31		-		nm
- exceptional items	-		-		-	-		5		nm
	49	5.4	27	3.6	82.8	124	7.1	67	4.5	84.4
PBTL	(2)	(0.2)	3	0.3	nm	(6)	(0.4)	3	0.2	nm
Regional mobile associates	**367**	**40.8**	**258**	**34.3**	**42.3**	**722**	**41.6**	**515**	**34.1**	**40.2**
Others	28	3.1	10	1.3	191.8	32	1.9	26	1.7	24.8
Group share of net profit	**395**	**44.0**	**268**	**35.6**	**47.7**	**754**	**43.4**	**541**	**35.8**	**39.4**

Note:
(1) This denotes the post-tax contribution of the associate to the Group's underlying net profit.

The Group's share of pre-tax profit from its associates amounted to S$529 million in the quarter, accounting for 46% of the Group's profit before exceptionals and tax, up 11 percentage points from 35% a year ago.

Excluding exceptional items, the Group's share of pre-tax profit of associates increased by 37% or S$139 million, largely due to higher contributions from Telkomsel, Bharti and Globe.

The exceptional items in the quarter comprised mainly a write back of the equity accounted losses in excess of the cost of investment in Pacific Carriage Holdings Limited, a 39.99% associate of Optus (see page 47). The corresponding quarter's exceptional item relates to the Group's share of an impairment charge for building recorded by TeleTech Park, a 40% owned associate.

On a post-tax basis, profit from associates grew significantly by 48% to S$395 million in the current quarter. The associates contributed 44% to the Group's underlying net profit for the quarter, up 8 percentage points from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

For the half year ended 30 September 2006, the Group's share of results of associates was boosted by the inclusion of an additional quarter of Globe's results so as to align Globe's financial period to that of the Group's for consolidation purpose. Excluding the additional pre-tax contribution of S$46 million and post-tax contribution of S$31 million, the Group's share of pre-tax profit of associates was up by 31% or S$231 million, and its share of post-tax profit of associates rose 34% or S$182 million.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with over 14,000 radio base stations providing nationwide coverage.

In the quarter ended 30 September 2006, the pre-tax contribution from Telkomsel increased by 45% to S$261 million on the back of robust operational performance, and partly benefiting from the Rupiah which appreciated 3.0% in the quarter compared to a year ago.

Telkomsel added a record 3.2 million in net new subscribers in the current quarter, compared to 2.3 million net additions in the preceding quarter. With its superior coverage, strong brand and wide distribution, Telkomsel maintained its market leader position with a market share of 55%. Its total mobile subscriber base of 32.5 million, comprising 30.9 million prepaid and 1.6 million postpaid, increased by 9.0 million or 38% from a year ago.

Telkomsel launched its 3G service in September 2006, marking it the first to commercially introduce 3G in Indonesia.

Bharti Airtel Group ("Bharti")

Bharti is India's leading private sector provider of telecommunications services, offering mobile, fixed line, long distance, broadband and enterprise services. It is listed on the National Stock Exchange and the Stock Exchange, Mumbai and is the only private telecom operator with an "all India" presence offering mobile services in all 23 licenced circles. Bharti is the market leader in India with 30% of the GSM market and 21.4% of the total wireless market.

In the current quarter ended 30 September 2006, in spite of the India Rupee depreciating by 12% from a year ago, Bharti continued to report very strong earnings growth. Bharti's operating revenue grew 61% and its pre-tax operating contribution rose significantly by 47% to S$105 million. Including the share of fair value gain on financial liabilities and derivatives of S$5 million, the pre-tax profit for the quarter grew at a higher 62% from a year ago.

A new record of 4.0 million net mobile subscribers were added in the quarter, compared to 3.5 million net additions recorded in the June 2006 quarter. As at 30 September 2006, Bharti's total subscriber base was 27.1 million, or 28.7 million if its 1.6 million fixed line subscribers were included.

In this quarter, Bharti signed an estimated USD1 billion network expansion contract with Ericsson. The three-year service contract, covering design, planning, supply and installation commissioning of the network, will enable Bharti to rapidly expand its mobile network footprint further.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

With higher revenue driven by increased usage and lower marketing expenses, Globe's pre-tax operating results for the quarter ended September 2006 grew strongly by 65% year-on-year to S$56 million. Its pre-tax contribution, however, was stable compared to the S$57 million recorded in the June 2006 quarter. Globe benefited from a strong Peso this quarter which had resulted in significant forex and mark to market gains of S$18 million, boosting the Group's share of pre-tax profit to S$74 million, substantially higher than the S$46 million recorded in the June 2006 quarter.

Globe registered a net addition of 574,000 mobile subscribers this quarter. As at 30 September 2006, its subscribers reached 14.5 million, 17% higher than a year ago.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 September 2006, it was the fourth largest listed company on the Stock Exchange of Thailand in terms of market capitalisation.

AIS' performance in the quarter ended June 2006 declined 21% against the preceding quarter, as its mobile service revenue fell 13% due to seasonal factors as well as tariff declines in a competitive market.

Year-on-year, however, AIS' pre-tax contribution declined only 2.7% to S$57 million.

AIS' net mobile subscriber addition in the September 2006 quarter was 405,000, which was lower than 684,000 subscribers added in the June 2006 quarter. Year-on-year, its subscriber base grew by 10%, or 1.6 million, to 17.7 million. As at 30 September 2006, AIS continued to lead the market with approximately 50% market share.

Pacific Bangladesh Telecom Limited ("PBTL")

PBTL is the fourth largest mobile communications services provider in Bangladesh.

PBTL is aggressively rolling out its network to cater to the burgeoning demand in Bangladesh. It added 67,000 net mobile subscribers in this quarter, bringing the total subscriber base to 753,000 as at 30 September 2006, 9.8% higher from a quarter ago. Year-on-year, the increase in subscriber base was 138%, or 437,000 subscribers.

SECTION IV : ASSOCIATES/ JOINT VENTURES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since the associates are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	**Quarter 30 Sep**		**YOY Chge**	**Half Year 30 Sep**		**YOY Chge**
	2006 S$ m	**2005 S$ m**	**%**	**2006 S$ m**	**2005 S$ m**	**%**
Group operating revenue						
SingTel	1,047	1,057	-1.0	2,042	2,052	-0.5
Optus	2,230	2,244	-0.6	4,406	4,464	-1.3
	3,277	**3,301**	**-0.7**	**6,448**	**6,516**	**-1.0**
Proportionate share of operating revenue						
Regional mobile associates	1,107	873	26.8	2,371	1,733	36.8
Singapore associates	48	52	-7.8	93	99	-6.2
Other overseas' associates	55	77	-29.2	114	144	-21.1
	1,210	**1,002**	**20.7**	**2,577**	**1,976**	**30.4**
Enlarged revenue	**4,486**	**4,304**	**4.2**	**9,025**	**8,492**	**6.3**
% of overseas rev to Group revenue	***76%***	***74%***		***76%***	***75%***	
Contributions to enlarged revenue						
Australia	50%	52%		49%	53%	
Regional mobile associates	25%	20%		26%	20%	
Singapore	24%	26%		24%	25%	
Others	1%	2%		1%	2%	
	100%	**100%**		**100%**	**100%**	

Based on the Group's enlarged revenue, overseas revenue contribution was 76% for the quarter, up 2 percentage points from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Proportionate EBITDA [1]	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Group operational EBITDA						
SingTel	510	483	5.5	982	959	2.4
Optus	580	638	-9.2	1,147	1,293	-11.3
	1,090	**1,122**	**-2.8**	**2,130**	**2,252**	**-5.4**
Proportionate share of EBITDA						
Regional mobile associates	700	532	31.6	1,479	1,058	39.8
Singapore associates	21	23	-7.9	41	43	-5.6
Other overseas' associates	27	40	-32.4	53	73	-27.0
	748	**594**	**25.8**	**1,573**	**1,174**	**34.0**
Compensation from IDA	**84**	**84**	**-**	**169**	**169**	**-**
Total proportionate EBITDA	**1,922**	**1,800**	**6.8**	**3,871**	**3,594**	**7.7**
EBITDA margin on enlarged revenue	***43%***	***42%***		***43%***	***42%***	
Overseas EBITDA as a % to total EBITDA	***68%***	***67%***		***69%***	***67%***	
Contributions to total proportionate EBITDA						
Regional mobile associates	36%	30%		38%	29%	
Singapore	32%	33%		31%	33%	
Australia	30%	35%		30%	36%	
Others	1%	2%		1%	2%	
	100%	**100%**		**100%**	**100%**	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

In the preceding quarter, boosted by the additional quarter's contribution from Globe, the regional mobile associates contributed 40% to total proportionate EBITDA. In this quarter, the contribution from the regional mobile associates fell to 36%, compared to 30% a year ago.

Proportionate share of mobile subscribers [1]	Total Number 30 Sep 2006	Total Number 30 Jun 2006	Total Number 30 Sep 2005	Prorata Number 30 Sep 2006	Prorata Number 30 Jun 2006	Prorata Number 30 Sep 2005
(In 000s)						
SingTel Mobile	1,700	1,619	1,599	1,700	1,619	1,599
Optus	6,601	6,555	6,085	6,601	6,555	6,085
	8,301	**8,174**	**7,684**	**8,301**	**8,174**	**7,684**
Regional Mobile Associates						
- Telkomsel	32,466	29,270	23,483	11,363	10,245	8,219
- Bharti	27,061	23,073	14,068	8,134	6,934	4,246
- AIS	17,723	17,318	16,093	3,795	3,710	3,450
- Globe	14,468	13,894	12,409	6,445	6,193	5,536
- PBTL	753	686	316	339	309	142
	92,471	**84,241**	**66,369**	**30,076**	**27,391**	**21,593**
Group	**100,772**	**92,415**	**74,053**	**38,377**	**35,565**	**29,277**

SECTION IV : ASSOCIATES/ JOINT VENTURES

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

Telkomsel and Bharti continued to be the two largest regional mobile associates in terms of the number of mobile subscribers.

As at 30 September 2006, the Group's regional mobile subscriber base (including SingTel and Optus) rose 9.0% or 8.4 million to 101 million from a quarter ago. This is the highest quarterly increase ever. Year-on-year, it was up 36% or 27 million. On a proportionate share basis, the increase was 31% to 38 million subscribers.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES/ JOINT VENTURES (1)

Cash dividends from associates	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Regional mobile associates						
Telkomsel (2)						
- final dividend FY2005 / FY2004	343	98	250.3	343	198	72.9
AIS (3)						
- interim dividend FY2006 / FY2005	79	76	4.1	79	76	4.1
- final dividend FY2005 / FY2004	-	-	-	87	69	25.7
	79	76	4.1	167	146	14.4
Globe (4)						
- second semi-annual div FY2005 / FY2004	54	35	52.7	54	35	52.7
	476	**209**	**127.3**	**563**	**379**	**48.5**
SingPost	15	23	-36.5	15	23	-36.5
BSI	-	-	-	-	10	nm
Others	1	3	-64.3	1	3	-64.3
Total	**492**	**236**	**108.8**	**579**	**415**	**39.4**

Notes:
(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.
(2) Telkomsel declared a full year dividend of 85% on net profit for its 2005 financial year. The interim dividend was paid in December 2005 and the final dividend was paid in the current quarter. In the prior financial year, the dividend payout was 60% of net profit, paid over the June to August 2005 period.
(3) Currently, AIS does not have a fixed dividend policy. However, AIS can pay dividend at any payout ratio provided it obtains at least an 'AA' rating from a credit rating agency approved by the Office of Securities and Exchange Commission of Thailand. AIS declared a full year dividend of 98% on net profit for its 2005 financial year. The interim and final dividends of the last financial year were paid in September 2005 and May 2006 respectively. For FY2004, the dividend payout was 69% of net profit.
(4) On 31 July 2006, Globe obtained board approval to increase the dividend payout ratio from approximately 50% to 75% of prior year's net profit, payable semi-annually in March and September of each year.

In the current quarter, SingTel received S$343 million in final dividend from Telkomsel in respect of its profit for the previous financial year ended 31 December 2005. In the first half of last year, Telkomsel paid a total dividend of S$198 million, with S$100 million received in the June 2005 quarter, and S$98 million received in the September 2005 quarter.

SECTION IV : ASSOCIATES/ JOINT VENTURES

The dividend received from Singapore Post declined 37% attributable mainly to lower shareholding in SingPost following SingTel's partial disposal of its equity interest in December 2005.

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe	PBTL
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1993**	**2005**
Effective shareholding (%)	35.0%	30.49%	21.41%	44.55%	45.0%
Investment to date	S$1.93 bil	S$1.55 bil	S$870 mil	S$882 mil	S$204 mil
Closing market share price [1]	NA	INR 469.25	THB 90 [5] THB 90 [6]	PHP 1,080	NA
Market capitalisation					
- Total	NA	S$30.70 bil	S$11.23 bil	S$4.51 bil	NA
- SingTel holding	NA	S$9.36 bil	S$2.40 bil	S$2.01 bil	NA
Operational Performance :					
Mobile penetration rate [2]	26%	11%	58%	44%	12%
Market share [2]	55%	30%	50%	36%	4.0%
Market position [2] [3]	#1	#1	#1	#2	#4
Mobile subs ('000)					
- Aggregate	32,466	27,061	17,723	14,468	753
- Proportionate	11,363	8,134	3,796	6,445	339
Growth in mobile subs (%) [4]	38%	92%	10%	17%	138%
Credit ratings					
- Sovereign (Moody's/ S&P's)	B1/BB-	Baa3/BB+	Baa1/BBB+	B1/BB-	NA
- Company (Moody's/ S&P's)	NA/BB+	NA/BB+	NA/A-	Ba2/BB+	NA

Notes:

(1) Based on closing market price on 30 September 2006, in local currency.

(2) Based on latest data available as at 30 September 2006, except for Globe, which is based on data as at 30 June 2006. For Bharti, the data is based on GSM cellular subscribers only. If based on total number of mobile subscribers (GSM and CDMA), Bharti's market share would be 21.4%.

(3) Based on number of mobile subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is also ranked first based on overall mobile market.

(4) Compared against 30 September 2005 and based on aggregate mobile subscribers.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 4** for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ACCC"	Australian Competition And Consumer Commission.
"ARPU"	Average revenue per user.
"Associate"	Associated or joint venture company.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"C2C"	C2C Pte Ltd and its subsidiary companies.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"DSL"	Digital subscriber line.
"EI"	Exceptional items.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Financial Reporting Standard.
"Free Cash Flow"	Free cash flow refers to cash flow from operating activities less cash capital expenditure.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"ICT"	Information and communication technology.
"IP"	Internet protocol.
"MMS"	Multimedia messaging service.
"MOU"	Minutes of use.
"NA"	Not applicable.
"NCS"	NCS Pte Ltd, SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMB"	Small and medium business.
"SMS"	Short Message Service.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"ULL"	Unbundled Local Loop.
"Underlying net profit"	Defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.

RESTATEMENT – COMPARATIVE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2005

As stated in the Management Discussion & Analysis for the quarter ended 31 March 2006, Optus aligned its accounting treatment for operating lease expenditure to be consistent with the technical interpretation of IFRS in Australia. Under this interpretation, if the lease payments provide for fixed rate rent increases year-on-year, such increases are to be recognised on a straight-line basis over the entire lease term, compared to only expensing the contractual amounts paid every year.

The comparative figures for the quarter and half year ended 30 September 2005 have been restated to reflect the change as follows -

	Quarter			Half Year		
	30 Sep 2005			30 Sep 2005		
	Optus		Group	Optus		Group
	A$ m	S$ m	S$ m	A$ m	S$ m	S$ m
Selling & Administrative expenses						
- as previously reported	365	465	602	737	939	1,205
- change in accounting treatment	3	4	4	6	8	8
- restated	**368**	**469**	**606**	**743**	**946**	**1,213**
Net profit						
- as previously reported	150	191	809	300	383	1,605
- change in accounting treatment	(2)	(3)	(3)	(4)	(6)	(6)
- restated	**148**	**189**	**806**	**296**	**377**	**1,600**
Operational EDITDA margins						
- as previously reported	***28.6%***	***28.6%***	***34.1%***	***29.1%***	***29.1%***	***34.7%***
- restated	***28.4%***	***28.4%***	***34.0%***	***29.0%***	***29.0%***	***34.6%***

CONSOLIDATED INCOME STATEMENT
For The Half Year Ended 30 September 2006

	Half Year					
	30 Sep					
	2006 SingTel S$ m	2006 Optus S$ m	2006 Elimin S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Operating revenue	**2,042**	**4,406**	**-**	**6,448**	**6,516**	**-1.0**
Operating expenses	(1,092)	(3,294)	-	(4,386)	(4,300)	2.0
	951	1,111	-	2,062	2,216	-6.9
Other income	32	36	-	68	36	86.5
Operational EBITDA	**982**	**1,147**	**-**	**2,130**	**2,252**	**-5.4**
EBITDA margin	***48.1%***	***26.0%***		***33.0%***	***34.6%***	
Compensation from IDA	169	-	-	169	169	-
Share of results of associates						
-ordinary operations	1,013	(7)	-	1,005	747	34.6
-exceptional items	4	16	-	19	1	@
	1,016	9	-	1,025	748	@
EBITDA	**2,167**	**1,156**	**-**	**3,323**	**3,168**	**4.9**
Depreciation & amortisation	(248)	(695)	-	(942)	(996)	-5.3
EBIT	**1,919**	**461**	**-**	**2,380**	**2,173**	**9.6**
Net finance expense						
-net interest expense	(66)	(70)	-	(136)	(211)	-35.4
-other finance income [1]	(7)	-	(2)	(10)	64	nm
	(74)	(70)	(2)	(146)	(147)	-1.0
Profit before EI	**1,846**	**392**	**(2)**	**2,235**	**2,026**	**10.3**
Exceptional items [2]	60	326	(326)	60	36	67.7
Profit before tax	**1,906**	**717**	**(328)**	**2,295**	**2,061**	**11.3**
Tax expense	(391)	(107)	-	(499)	(464)	7.6
Profit after tax	**1,514**	**610**	**(328)**	**1,796**	**1,598**	**12.4**
Minority interests	*	-	-	*	2	nm
Net profit	**1,514**	**610.0**	**(328)**	**1,796**	**1,600**	**12.3**
Net profit	**1,514**	**610**	**(328)**	**1,796**	**1,600**	**12.3**
Exclude :						
Exceptional items	(60)	-	(326)	(60)	(36)	67.7
Exchange difference	-	-	-	-	(53)	nm
Underlying net profit	**1,454**	**610**	**(654)**	**1,736**	**1,511**	**14.9**

Notes:

(1) The intra-group elimination of S$2 million relates to currency translation loss on loan to Southern Cross Cable Holdings Limited, a 39.99% joint venture, recognised in income statement upon reclassification of the loan to short term as at 30 June 2006. The loan, together with the equity investment, was transferred to SingTel by Optus as at 30 June 2006. In prior periods, the loan was treated as a long term quasi-capital loan and hence the related currency translation difference was taken to equity.

(2) The exceptional gains recorded by Optus from the sale of Southern Cross Cable and an IT subsidiary to SingTel were eliminated upon consolidation.

CONSOLIDATED BALANCE SHEETS

	As at 30 Sep 2006 (Unaudited) S$ million	As at 30 June 2006 (Unaudited) S$ million	As at 31 Mar 2006 (Audited) S$ million
Current assets			
Cash and cash equivalents	746	3,079	2,770
Derivative financial instruments	57	73	70
Other financial assets at fair value through profit or loss	676	812	860
Trade and other receivables	2,344	2,502	2,047
Inventories	170	220	186
	3,992	6,685	5,934
Non-current assets			
Property, plant and equipment (net)	9,362	9,422	9,465
Goodwill on consolidation	9,557	9,557	9,553
Intangible assets	537	555	562
Associated companies	93	90	93
Joint venture companies	6,563	6,283	6,504
Available-for-sale financial assets	43	43	52
Derivative financial instruments	242	258	239
Deferred tax assets	1,095	1,122	1,111
Other non-current receivables	88	90	93
	27,580	27,420	27,672
Total assets	31,573	34,106	33,606
Current liabilities			
Trade and other payables	2,885	2,829	3,183
Provision	18	18	19
Derivative financial instruments	-	87	73
Current tax liabilities	394	427	360
Borrowings (unsecured)	935	1,427	1,493
Borrowings (secured)	1	1	1
	4,234	4,789	5,128
Non-current liabilities			
Borrowings (unsecured)	6,519	5,743	5,907
Derivative financial instruments	696	809	606
Deferred tax liabilities	364	371	376
Deferred income	17	18	19
Advance billings	328	356	312
Other non-current liabilities	172	169	166
	8,097	7,465	7,385
Total liabilities	12,330	12,254	12,513
Net assets	19,242	21,851	21,093
Share capital and reserves			
Share capital	2,525	4,781	4,775
Reserves	16,714	17,067	16,316
Interests of shareholders of the Company	19,239	21,849	21,091
Minority interests	3	3	3
Total equity	19,242	21,851	21,093

Certain comparatives have been reclassified to conform with the current quarter's presentation.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts and cross currency swaps are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

	As at		
Debt Currency Mix	**30 Sep 2006**	**30 Jun 2006**	**31 Mar 2006**
SGD	60%	59%	59%
AUD	40%	41%	41%
Total	**100%**	**100%**	**100%**

The debt currency mix is constantly being reviewed and aligned with the Group's cash flows. The USD debt was deconsolidated in the March 2006 quarter following loss of control over C2C.

CREDIT RATINGS

As at 30 Sep 2006	**SingTel**	**Optus**
Standard & Poor's	A+ (stable)	A+ (stable)
Moody's Investors Service	Aa2 (stable)	Aa3 (stable)

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
<u>SGD</u>							
FY2007	1.1864	1.1954			1.1909		
FY2006	1.2747	1.2731	1.2551	1.2031	1.2739	1.2294	1.2511
Change (last corresponding period)	***-6.9%***	***-6.1%***			***-6.5%***		
Underlying net profit							
<u>SGD</u>							
FY2007	1.1877	1.1954			1.1919		
FY2006	1.2750	1.2742	1.2558	1.2042	1.2746	1.2316	1.2531
Change (last corresponding period)	***-6.8%***	***-6.2%***			***-6.5%***		

Note:

(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY2007	5,747	5,780			5,755		
FY2006	5,747	5,960	5,917	5,714	5,856	5,813	5,831
Change (last corresponding period)	**	***-3.0%***			***-1.7%***		
Baht							
FY2007	24.0	23.9			23.9		
FY2006	24.2	24.6	24.3	24.2	24.4	24.2	24.3
Change (last corresponding period)	***-0.8%***	***-2.8%***			***-2.0%***		
Peso							
FY2007	32.9	32.5			32.8		
FY2006	33.0	33.4	32.3	31.8	33.2	31.9	32.5
Change (last corresponding period)	***-0.3%***	***-2.7%***			***-1.2%***		
Rupee							
FY2007	28.7	29.3			29.0		
FY2006	26.3	26.1	26.9	27.2	26.2	27.1	26.7
Change (last corresponding period)	***9.1%***	***12.3%***			***10.7%***		

*** represents less than 0.05%*

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) -

	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Operating revenue	**2,230**	**2,244**	**-0.6**	**4,406**	**4,464**	**-1.3**
Operating expenses	(1,669)	(1,612)	3.5	(3,294)	(3,186)	3.4
Other income	20	7	197.0	36	15	149.0
Operational EBITDA	**580**	**638**	**-9.2**	**1,147**	**1,293**	**-11.3**
- EBITDA margin	***26.0%***	***28.4%***		***26.0%***	***29.0%***	
Share of results of joint ventures	16	1	@	9	5	65.4
EBITDA	**596**	**639**	**-6.9**	**1,156**	**1,298**	**-10.9**
Depreciation & amortisation	(351)	(327)	7.3	(695)	(664)	4.5
EBIT	**244**	**312**	**-21.7**	**461**	**634**	**-27.2**
Net finance expense	(33)	(45)	-27.0	(70)	(96)	-27.4
Profit before exceptional item	**211**	**267**	**-20.8**	**392**	**538**	**-27.1**
Exceptional item	-	-	-	326	-	nm
Profit before tax	**211**	**267**	**-20.8**	**717**	**538**	**33.4**
Taxation	(56)	(78)	-28.6	(107)	(161)	-33.3
Net profit	**155**	**189**	**-17.6**	**610**	**377**	**61.8**
Net profit	**155**	**189**	**-17.6**	**610**	**377**	**61.8**
Exclude Exceptional item	-	-	-	(326)	-	nm
Underlying net profit	**155**	**189**	**-17.6**	**285**	**377**	**-24.5**

Note:
The monthly income statement of Optus was translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 4.**

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) -

	Quarter 30 Sep 2006 S$ m	Quarter 30 Sep 2005 S$ m	YOY Chge %	Half Year 30 Sep 2006 S$ m	Half Year 30 Sep 2005 S$ m	YOY Chge %
Operating revenue by service						
Mobile communications	1,059	1,067	-0.7	2,069	2,093	-1.2
National telephone	456	512	-11.0	915	1,026	-10.8
Data & Internet	335	326	2.9	665	648	2.5
Sale of equipment	159	161	-1.4	322	332	-3.2
IT & engineering	104	47	119.9	210	92	127.3
International telephone	62	77	-19.0	114	164	-30.7
Cable television	36	37	-2.7	73	77	-4.7
Others	18	17	3.5	39	32	23.7
Total	**2,230**	**2,244**	**-0.6**	**4,406**	**4,464**	**-1.3**

The Optus' contribution to certain Group balance sheet items -

	As at 30 Sep 2006 S$ m	As at 30 Jun 2006 S$ m	As at 31 Mar 2006 S$ m
Property, plant and equipment (net)	**6,778**	**6,719**	**6,651**
Gross debt [(1)]			
Current debt	823	871	927
Non-current debt	1,296	1,284	1,327
Gross debt as reported in balance sheet	2,118	2,154	2,253
Related net hedging liability	122	118	75
	2,240	2,272	2,328
Less: cash and bank balances	(207)	(81)	(140)
Net debt [(1)]	**2,033**	**2,190**	**2,189**
	A$ m	**A$ m**	**A$ m**
Property, plant and equipment (net)	**5,731**	**5,696**	**5,740**
Gross debt [(1)]			
Current debt	696	738	800
Non-current debt	1,095	1,088	1,145
Gross debt as reported in balance sheet	1,791	1,826	1,945
Related net hedging liability	103	100	65
	1,894	1,926	2,010
Less: cash and bank balances	(175)	(69)	(121)
Net debt [(1)]	**1,719**	**1,857**	**1,889**

Note:

(1) Excludes borrowing from SingTel.

OUTLOOK FOR THE CURRENT FINANCIAL YEAR ENDING 31 MARCH 2007

Singapore

- Operating revenue to be comparable to the previous financial year.
- Operational EBITDA margin for the telecoms business in Singapore is expected to remain above 50%.
- The overall operational EBITDA margin is expected to decrease slightly to mid 40% levels.
- Operational EBITDA is expected to be roughly comparable to the previous financial year.
- Capital expenditure is expected to be similar to the previous financial year.
- The cash capital expenditure to revenue ratio is to remain at high single digit levels.
- Free cash flow to be comparable to the previous financial year.

Australia

- Optus targets to exceed overall market growth.
- Revenue growth is expected to increase slightly.
- Operational EBITDA margin to decline but remain above 26%.
- Capital expenditure of approximately A$1.2 billion, consistent with cash capital expenditure to revenue ratio targets in the mid teens.
- Free cash flow is expected to decline slightly compared to the previous financial year.

Associates/ Joint Ventures

- The pre-tax contribution from the regional mobile associates is expected to grow at double digit levels, driving similar growth in the overall contribution from associates/ joint ventures.
- Cash dividends from the regional mobile associates are expected to increase.

Group

- Consolidated operating revenue and EBITDA are expected to be stable.

Lorinda Leung

From: Lim Li Ching
Sent: Wednesday, November 08, 2006 6:29 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, November 08, 2006 6:28:26 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 08-Nov-2006 06:27:41
Broadcast Date & Time :: 08-Nov-2006 06:28:26
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
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>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/11/2006

TIME: 09:40:54

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Management Discussion & Analysis re Half Year Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Wednesday, November 08, 2006 6:41 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 393944.pdf

393944.pdf (759 KB)

ASX confirms the release to the market of Doc ID: 393944 as follows:
Release Time: 08-Nov-2006 09:40:47
ASX Code: SGT
File Name: 393944.pdf
Your Announcement Title: MD&A

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Nov-2006 06:29:56
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the Second Quarter and Half Year Ended 30 September 2006 - SGX Appendix 7.2 Announcement and ASX Appendix 4D - Half Year Report
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SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
ASX APPENDIX 4D – HALF YEAR REPORT
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2006

Contents **Page**

RESULTS FOR ANNOUNCEMENT TO THE MARKET (APPENDIX 4D)

For the half year ended 30 September 2006

Group	2006 S$ Mil	2005 [(1)] S$ Mil	Percentage change
Revenue from ordinary activities	6,447.8	6,515.8	-1%
Profit from ordinary activities after taxation	1,795.9	1,599.8	12%
Net profit attributable to shareholders	1,795.9	1,599.8	12%
Net tangible assets per ordinary share	43.51¢	39.01¢	12%

Group	Amount per security [(2)] (SGD cents)	Franked amount per security (SGD cents)
Dividend per share		
- final dividend	Nil	Not applicable
- interim dividend	4.60	Nil [(3)]

Record date for determining entitlements to dividend	To be announced later

Notes:

(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

(2) Amount per security is gross of Singapore corporate tax of 20.0 per cent.

(3) Nil for Australian resident shareholders as they will not be able to obtain a tax credit or rebate in their Australian tax return for the tax deducted at source and therefore the net dividend that Australian resident shareholders will receive is SGD3.68 cents per security.

Important Notes:

This half year report should be read in conjunction with the audited annual report for the financial year ended 31 March 2006 and announcements to the market during the six months ended 30 September 2006.

The figures presented in this announcement have been reviewed by the auditors in accordance with Singapore Standard on Review Engagements 2410 – *Review of Interim Financial Information Performed by the Independent Auditor of the Entity.*

CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

For the second quarter and half year ended 30 September 2006

		Quarter 30 Sep		Half Year 30 Sep	
	Notes	2006 S$ Mil	2005 [(1)] S$ Mil	2006 S$ Mil	2005 [(1)] S$ Mil
Operating revenue		**3,276.8**	3,301.4	**6,447.8**	6,515.8
Operating expenses		**(2,229.4)**	(2,202.4)	**(4,385.8)**	(4,300.2)
Other income	3	**42.4**	22.6	**67.7**	36.3
Operational EBITDA		**1,089.8**	1,121.6	**2,129.7**	2,251.9
Compensation from IDA		**84.2**	84.2	**168.5**	168.5
Depreciation and amortisation	4	**(476.7)**	(492.8)	**(942.4)**	(995.5)
		697.3	713.0	**1,355.8**	1,424.9
Exceptional items	5	**57.2**	1.3	**59.7**	35.6
Profit on operating activities		**754.5**	714.3	**1,415.5**	1,460.5
Associated and joint venture companies					
- share of ordinary results		**509.9**	371.0	**1,005.2**	746.9
- share of exceptional results	6	**19.4**	(7.3)	**19.4**	1.0
- share of tax		**(134.1)**	(96.3)	**(270.5)**	(207.4)
		395.2	267.4	**754.1**	540.5
Profit before interest, investment income and tax		**1,149.7**	981.7	**2,169.6**	2,001.0
Interest and investment income	7	**23.4**	80.1	**56.7**	112.1
Interest on borrowings	8	**(99.8)**	(129.1)	**(202.2)**	(259.1)
Profit before tax		**1,073.3**	932.7	**2,024.1**	1,854.0
Taxation	9	**(116.8)**	(127.7)	**(228.0)**	(256.1)
Profit after tax		**956.5**	805.0	**1,796.1**	1,597.9
Attributable to:					
Shareholders of the Company		**956.4**	806.1	**1,795.9**	1,599.8
Minority interests		**0.1**	(1.1)	**0.2**	(1.9)
		956.5	805.0	**1,796.1**	1,597.9
Underlying net profit	11	**899.2**	751.9	**1,736.2**	1,511.3
EBITDA	12	**1,703.3**	1,569.5	**3,322.8**	3,168.3
Earnings per share attributable to shareholders of the Company					
- basic	13	**5.77¢**	4.84¢	**10.80¢**	9.61¢
- diluted	13	**5.76¢**	4.82¢	**10.78¢**	9.57¢

Note:

(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

The accompanying notes form an integral part of these interim financial statements.

BALANCE SHEETS

As at 30 September 2006

	Notes	Group As at 30 Sep 06 S$ Mil (Unaudited)	Group As at 31 Mar 06 [(1)] S$ Mil (Audited)	Company As at 30 Sep 06 S$ Mil (Unaudited)	Company As at 31 Mar 06 [(1)] S$ Mil (Audited)
Current assets					
Cash and cash equivalents		745.6	2,770.3	206.9	669.8
Trade and other receivables		2,344.3	2,047.2	840.8	752.5
Trading investments		675.6	860.3		
Derivative financial instruments		56.5	69.8	2.6	6.6
Inventories		170.4	186.3	6.9	7.5
		3,992.4	5,933.9	**1,057.2**	1,436.4
Non-current assets					
Property, plant and equipment		9,362.3	9,464.7	2,011.3	2,208.7
Intangible assets		10,093.7	10,115.6	3.5	3.6
Subsidiary companies				18,671.9	18,678.5
Associated companies		93.1	93.2	24.7	24.7
Joint venture companies		6,562.0	6,503.7	75.4	75.4
Available-for-sale investments		43.4	51.7	33.9	43.3
Derivative financial instruments		241.9	239.2	235.9	239.2
Deferred tax assets		1,095.1	1,111.2		
Other non-current receivables		88.1	93.0	25.8	26.2
		27,579.6	27,672.3	**21,082.4**	21,299.6
Total assets		**31,572.0**	33,606.2	**22,139.6**	22,736.0
Current liabilities					
Trade and other payables		2,885.2	3,183.0	1,005.7	1,150.6
Due to subsidiary companies				3,951.9	1,023.9
Provision		18.2	18.5		
Current tax liabiities		394.4	360.0	246.2	232.9
Borrowings (unsecured)	14	934.9	1,492.8		564.3
Borrowings (secured)	14	1.1	0.7		
Derivative financial instruments			72.8		72.8
		4,233.8	5,127.8	**5,203.8**	3,044.5
Non-current liabilities					
Borrowings (unsecured)	14	6,519.4	5,907.2	4,574.0	4,580.7
Advance billings		327.7	312.4		
Deferred income		17.3	18.5	8.4	9.0
Derivative financial instruments		696.2	605.7	522.2	474.0
Deferred tax liabilities		364.0	375.6	274.3	282.9
Other non-current liabilities		172.0	165.8	14.5	21.0
		8,096.6	7,385.2	**5,393.4**	5,367.6
Total liabilities		**12,330.4**	12,513.0	**10,597.2**	8,412.1
Net assets		**19,241.6**	21,093.2	**11,542.4**	14,323.9
Share capital and reserves					
Share capital	16	**2,525.2**	4,774.7	**2,525.2**	4,774.7
Reserves		**16,713.6**	16,315.9	**9,017.2**	9,549.2
Interest of shareholders of the Company		**19,238.8**	21,090.6	**11,542.4**	14,323.9
Minority interests		**2.8**	2.6	**-**	-
Total equity		**19,241.6**	21,093.2	**11,542.4**	14,323.9

Note:

(1) Prior period comparatives have been restated (see Note 2(b) to the interim financial report).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the second quarter ended 30 September 2006

	Group		Company	
	30 Sep 06 S$ Mil	30 Sep 05 [1] S$ Mil	30 Sep 06 S$ Mil	30 Sep 05 S$ Mil
Share Capital [2]				
Balance as at 1 Jul	**4,781.4**	2,498.0	**4,781.4**	2,498.0
Cancellation of shares	**(2,271.6)**	-	**(2,271.6)**	-
Issue of new shares	**15.4**	5.4	**15.4**	5.4
Balance as at 30 Sep	**2,525.2**	2,503.4	**2,525.2**	2,503.4
Share Premium [2]				
Balance as at 1 Jul	**-**	2,187.1	**-**	2,187.1
Issue of new shares	**-**	53.0	**-**	53.0
Balance as at 30 Sep	**-**	2,240.1	**-**	2,240.1
Capital Redemption Reserve [2]				
Balance as at 1 Jul and 30 Sep	**-**	9.2	**-**	9.2
Treasury Shares [3]				
Balance as at 1 Jul	**(16.8)**	-	**-**	-
Performance shares purchased by Trust [4]	**(14.2)**	-	**-**	-
Cancellation of shares	**1.5**	-	**-**	-
Balance as at 30 Sep	**(29.5)**	-	**-**	-
Capital Redemption - Performance Shares				
Balance as at 1 Jul	**10.0**	5.6	**(6.0)**	(0.9)
Equity settled performance shares (net of tax)	**8.1**	9.0	**4.2**	5.3
Performance shares purchased by Trust	**-**	(7.1)	**-**	-
Cash paid to employees under performance share plans	**(0.2)**	(0.8)	**-**	(0.8)
Contribution to Trust	**-**	-	**(6.9)**	(4.0)
Others	**0.1**	-	**-**	-
Balance as at 30 Sep	**18.0**	6.7	**(8.7)**	(0.4)
Currency Translation Reserve				
Balance as at 1 Jul	**97.6**	714.2	**-**	-
Currency translation differences [*]	**57.2**	(124.2)	**-**	-
Balance as at 30 Sep	**154.8**	590.0	**-**	-
Hedging Reserve				
Balance as at 1 Jul	**(54.3)**	(308.5)	**(35.6)**	(187.0)
Cash flow hedges (net of tax) [*]	**(27.2)**	139.7	**(16.9)**	80.2
Balance as at 30 Sep	**(81.5)**	(168.8)	**(52.5)**	(106.8)
Balance carried forward	**2,587.0**	5,180.6	**2,464.0**	4,645.5

Note:

(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
For the second quarter ended 30 September 2006

	Group		Company	
	30 Sep 06 S$ Mil	30 Sep 05 [(1)] S$ Mil	30 Sep 06 S$ Mil	30 Sep 05 S$ Mil
Balance brought forward	**2,587.0**	5,180.6	**2,464.0**	4,645.5
Fair Value Reserve				
Balance as at 1 Jul	**21.5**	64.0	**21.2**	22.7
Fair value changes on available-for-sale ("AFS") investments (*)	**0.4**	6.4	**0.6**	0.7
Balance as at 30 Sep	**21.9**	70.4	**21.8**	23.4
Retained Earnings				
Balance as at 1 Jul	**18,268.2**	15,800.5	**9,787.5**	10,348.5
Goodwill transferred from Other Reserves on dilution / disposal	**(8.9)**	(0.3)	-	-
Net profit for the period (*)	**956.4**	806.1	**606.3**	256.6
Dividends for 2005/ 2006	**(1,336.4)**	(1,733.8)	**(1,337.2)**	(1,735.1)
Balance as at 30 Sep	**17,879.3**	14,872.5	**9,056.6**	8,870.0
Other Reserves [(5)]				
Balance as at 1 Jul	**(1,259.0)**	(1,195.5)	-	-
Goodwill transferred to Retained Earnings on dilution / disposal	**8.9**	0.3	-	-
Share of associated and joint venture companies' reserve movements (*)	**0.7**	(0.4)	-	-
Balance as at 30 Sep	**(1,249.4)**	(1,195.6)	-	-
Equity attributable to shareholders of the Company	**19,238.8**	18,927.9	**11,542.4**	13,538.9
Minority Interest				
Balance as at 1 Jul	**2.7**	10.9	-	-
Net profit / (loss) for the period (*)	**0.1**	(1.1)	-	-
Balance as at 30 Sep	**2.8**	9.8	-	-
Total equity	**19,241.6**	18,937.7	**11,542.4**	13,538.9
Total recognised gains [(6)]	**987.6**	826.5	**590.0**	337.5

Notes:
(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).
(2) With the implementation of the Companies (Amendment) Act 2005, the balances in Share Premium and Capital Redemption Reserve as at 30 January 2006 had been transferred to the Company's Share Capital.
(3) "Treasury Shares" are accounted for in accordance with Singapore Financial Reporting Standard ("**FRS**") 32 (revised 2004).
(4) RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans.
(5) Other Reserves relate mainly to goodwill on acquisition completed prior to 1 April 2001.
(6) Total recognised gains comprise all items marked (*).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the half year ended 30 September 2006

	Group		Company	
	30 Sep 06 S$ Mil	30 Sep 05 [1] S$ Mil	30 Sep 06 S$ Mil	30 Sep 05 S$ Mil
Share Capital [2]				
Balance as at 1 Apr	**4,774.7**	2,496.2	**4,774.7**	2,496.2
Cancellation of shares	**(2,271.6)**	-	**(2,271.6)**	-
Issue of new shares	**22.1**	7.2	**22.1**	7.2
Balance as at 30 Sep	**2,525.2**	2,503.4	**2,525.2**	2,503.4
Share Premium [2]				
Balance as at 1 Apr	-	2,168.3	-	2,168.3
Issue of new shares	-	71.8	-	71.8
Balance as at 30 Sep	-	2,240.1	-	2,240.1
Capital Redemption Reserve [2]				
Balance as at 1 Apr and 30 Sep	-	9.2	-	9.2
Treasury Shares [3]				
Balance as at 1 Apr	**(38.1)**	-	-	-
Performance shares purchased by Company	**(9.6)**	-	**(9.6)**	-
Performance shares purchased by Trust [4]	**(19.2)**	-	-	-
Performance shares purchased by SingTel Optus Pty Limited ("**Optus**")	**(11.6)**	-	-	-
Performance shares vested to employees of the Company	**21.6**	-	**6.0**	-
Performance shares vested to employees of subsidiary companies	**25.9**	-	**3.6**	-
Cancellation of shares	**1.5**	-	-	-
Balance as at 30 Sep	**(29.5)**	-	-	-
Capital Redemption - Performance Shares				
Balance as at 1 Apr	**48.8**	3.2	**0.2**	(1.4)
Equity settled performance shares (net of tax)	**18.3**	15.6	**8.9**	8.2
Performance shares purchased by Trust	-	(11.2)	-	-
Cash paid to employees under performance share plans	**(1.7)**	(0.9)	**(1.5)**	(0.9)
Performance shares vested	**(47.5)**	-	**(6.0)**	-
Contribution to Trust	-	-	**(10.3)**	(6.3)
Others	**0.1**	-	-	-
Balance as at 30 Sep	**18.0**	6.7	**(8.7)**	(0.4)
Balance carried forward	**2,513.7**	4,759.4	**2,516.5**	4,752.3

Note:

(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the half year ended 30 September 2006

	Group		Company	
	30 Sep 06 S$ Mil	30 Sep 05 [1] S$ Mil	30 Sep 06 S$ Mil	30 Sep 05 S$ Mil
Balance brought forward	**2,513.7**	4,759.4	**2,516.5**	4,752.3
Currency Translation Reserve				
Balance as at 1 Apr				
- as previously reported	173.4	781.8	[illegible]	(1.3)
- effects of adopting FRS 21	[illegible]	[illegible]	[illegible]	1.3
- effects of adopting FRS 39	[illegible]	(53.4)	[illegible]	[illegible]
- restated	**173.4**	728.4	-	-
Currency translation differences (*)	**(18.6)**	(138.4)	-	-
Balance as at 30 Sep	**154.8**	590.0	-	-
Hedging Reserve				
Balance as at 1 Apr				
- as previously reported	(53.2)	[illegible]	(22.4)	[illegible]
- effects of adopting FRS 39	[illegible]	(161.7)	[illegible]	(108.0)
- restated	**(53.2)**	(161.7)	**(22.4)**	(108.0)
Cash flow hedges (net of tax) (*)	**(28.3)**	(7.1)	**(30.1)**	1.2
Balance as at 30 Sep	**(81.5)**	(168.8)	**(52.5)**	(106.8)
Fair Value Reserve				
Balance as at 1 Apr				
- as previously reported	20.7	[illegible]	21.2	[illegible]
- effects of adopting FRS 39	[illegible]	75.8	[illegible]	30.1
- restated	**20.7**	75.8	**21.2**	30.1
Fair value changes on available-for-sale ("AFS") investments (*)	**1.2**	(5.4)	**0.6**	(6.7)
Balance as at 30 Sep	**21.9**	70.4	**21.8**	23.4
Retained Earnings				
Balance as at 1 Apr				
- as previously reported	17,429.2	15,014.2	9,550.2	10,110.4
- effects of adopting FRS 21	[illegible]	[illegible]	[illegible]	(1.3)
- effects of adopting FRS 39	[illegible]	(0.6)	[illegible]	(53.4)
- restated	**17,429.2**	15,013.6	**9,550.2**	10,055.7
Goodwill transferred from Other Reserves on dilution / disposal	**(9.4)**	(7.1)	-	-
Net profit for the period (*)	**1,795.9**	1,599.8	**843.6**	549.4
Dividends for 2005 / 2006	**(1,336.4)**	(1,733.8)	**(1,337.2)**	(1,735.1)
Balance as at 30 Sep	**17,879.3**	14,872.5	**9,056.6**	8,870.0
Balance carried forward	**20,488.2**	20,123.5	**11,542.4**	13,538.9

Note:

(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the half year ended 30 September 2006

	Group		Company	
	30 Sep 06 S$ Mil	30 Sep 05 [1] S$ Mil	30 Sep 06 S$ Mil	30 Sep 05 S$ Mil
Balance brought forward	**20,488.2**	20,123.5	**11,542.4**	13,538.9
Other Reserves [5]				
Balance as at 1 Apr	**(1,264.9)**	(1,201.7)	-	-
Goodwill transferred to Retained Earnings on dilution / disposal	**9.4**	7.1	-	-
Share of associated and joint venture companies' reserve movements (*)	**6.1**	(1.0)	-	-
Balance as at 30 Sep	**(1,249.4)**	(1,195.6)	-	-
Equity attributable to shareholders of the Company	**19,238.8**	18,927.9	**11,542.4**	13,538.9
Minority Interest				
Balance as at 1 Apr	**2.6**	11.5	-	-
Currency translation differences (*)	-	0.2	-	-
Net profit / (loss) for the period (*)	**0.2**	(1.9)	-	-
Balance as at 30 Sep	**2.8**	9.8	-	-
Total equity	**19,241.6**	18,937.7	**11,542.4**	13,538.9
Total recognised gains [6]	**1,756.5**	1,446.2	**814.1**	543.9

<u>Notes</u>:

(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

(2) With the implementation of the Companies (Amendment) Act 2005, the balances in Share Premium and Capital Redemption Reserve as at 30 January 2006 had been transferred to the Company's Share Capital.

(3) "Treasury Shares" are accounted for in accordance with Singapore Financial Reporting Standard ("**FRS**") 32 (revised 2004).

(4) RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans.

(5) Other Reserves relate mainly to goodwill on acquisition completed prior to 1 April 2001.

(6) Total recognised gains comprise all items marked (*).

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
For the second quarter and half year ended 30 September 2006

	Quarter 30 Sep		Half year 30 Sep	
	2006 S$ Mil	2005 (1) S$ Mil	2006 S$ Mil	2005 (1) S$ Mil
Cash Flows from Operating Activities				
Profit before tax	**1,073.3**	932.7	**2,024.1**	1,854.0
Adjustments for				
Depreciation and amortisation	**476.7**	492.8	**942.4**	995.5
Exceptional items	**(57.2)**	(1.3)	**(59.7)**	(35.6)
IDA compensation	**(84.2)**	(84.2)	**(168.5)**	(168.5)
Interest and investment income	**(23.4)**	(80.1)	**(56.7)**	(112.1)
Interest on borrowings	**99.8**	129.1	**202.2**	259.1
Net loss / (gain) on disposal of property, plant and equipment	**3.5**	(9.1)	**5.4**	(8.2)
Share of results of associated and joint venture companies (post tax)	**(395.2)**	(267.4)	**(754.1)**	(540.5)
Other non-cash items	**6.2**	9.3	**15.3**	16.9
	26.2	189.1	**126.3**	406.6
Operating cash flow before working capital changes	**1,099.5**	1,121.8	**2,150.4**	2,260.6
Changes in operating assets and liabilities				
Trade and other receivables	**(104.3)**	(107.8)	**(153.3)**	(175.3)
Trade and other payables	**(5.6)**	94.7	**(169.4)**	(95.4)
Inventories	**47.9**	(23.7)	**12.9**	(52.4)
Provisions	**(0.1)**	0.9	**(0.2)**	0.2
Currency translation adjustments of subsidiary companies	**1.0**	1.5	**(4.6)**	(2.4)
Cash generated from operations	**1,038.4**	1,087.4	**1,835.8**	1,935.3
Cash paid to employees under performance share plans	**(0.2)**	-	**(5.1)**	-
Dividends received from associated and joint venture companies	**491.7**	235.5	**578.8**	415.3
Income tax paid	**(165.9)**	(163.9)	**(178.4)**	(190.5)
Net cash inflow from operating activities	**1,364.0**	1,159.0	**2,231.1**	2,160.1
Cash Flows from Investing Activities				
Dividends received from other investments	**2.7**	2.3	**4.0**	4.7
Interest received	**33.2**	19.9	**81.4**	41.5
Payment for acquisition of subsidiary companies, net of cash acquired *(see **Note 1**)*	**-**	(0.2)	**(0.1)**	(0.5)
Refund of deposit for potential investment *(see **Note 2**)*	**-**	67.4	**-**	-
(Investment in) / Adjustment to investment in associated and joint venture companies	**-**	0.4	**(3.1)**	(625.6)
Balance carried forward	**35.9**	89.8	**82.2**	(579.9)

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the second quarter and half year ended 30 September 2006

	Quarter 30 Sep		Half year 30 Sep	
	2006 S$ Mil	2005 [(1)] S$ Mil	2006 S$ Mil	2005 [(1)] S$ Mil
Cash Flows from Investing Activities (continued)				
Balance brought forward	**35.9**	89.8	**82.2**	(579.9)
(Adjustment to long term loans repaid) / Long term loans repaid by associated and joint venture companies	**-**	(1.4)	**-**	14.9
Investment in AFS investments	**(0.3)**	(0.3)	**(0.6)**	(0.6)
Proceeds from sale of AFS investments	**0.4**	0.3	**10.9**	0.3
Net sale / (purchase) of trading investments	**158.6**	(54.9)	**185.1**	(54.5)
Payment for purchase of property, plant and equipment	**(426.5)**	(404.2)	**(832.1)**	(811.5)
Proceeds from sale of property, plant and equipment	**135.5**	57.1	**137.2**	57.6
Purchase of intangible assets	**(2.0)**	(48.4)	**(3.6)**	(51.5)
Net cash outflow from investing activities	**(98.4)**	(362.0)	**(420.9)**	(1,425.2)
Cash Flows from Financing Activities				
Proceeds from term loans	**947.3**	324.6	**1,132.2**	324.6
Repayment of term loans	**(228.4)**	-	**(492.4)**	(69.3)
Increase/ (decrease) in finance lease liabilities	**0.7**	(17.9)	**0.4**	(18.3)
Bonds repaid	**(638.3)**	(387.9)	**(640.7)**	(391.4)
Net interest paid on borrowings and swaps	**(72.9)**	(94.8)	**(208.1)**	(220.3)
Payment to employee in cash under performance share plans	**-**	(0.8)	**-**	(0.9)
Purchase of performance shares	**(14.2)**	(7.1)	**(42.4)**	(11.2)
Dividends paid to shareholders	**(1,336.4)**	(1,733.8)	**(1,336.4)**	(1,733.8)
Payment for cancellation of shares on capital reduction	**(2,271.6)**	-	**(2,271.6)**	-
Proceeds from issue of shares	**15.4**	58.4	**22.1**	79.0
Net cash outflow from financing activities	**(3,598.4)**	(1,859.3)	**(3,836.9)**	(2,041.6)
Net change in cash and cash equivalents	**(2,332.8)**	(1,062.3)	**(2,026.7)**	(1,306.7)
Exchange effects on cash and cash equivalents	**(0.4)**	1.5	**1.8**	2.7
Cash and cash equivalents at beginning of period	**3,078.6**	3,059.7	**2,770.3**	3,302.9
Cash and cash equivalents at end of period	**745.4**	1,998.9	**745.4**	1,998.9

Note:

(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the second quarter and half year ended 30 September 2006

For the purposes of the consolidated cash flow statements, cash and cash equivalents comprise:

	As at 30 Sep	
	2006	2005
	S$ Mil	S$ Mil
Fixed deposits	**478.1**	1,693.7
Cash and bank balances	**267.5**	305.8
Less: Bank overdrafts	**(0.2)**	(0.6)
	745.4	1,998.9

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

As at 30 September 2006, there was no fixed charge or pledge on the Group's cash and cash equivalents. Included in the cash and cash equivalents of the Group as at 30 September 2005 was US$3.3 million (S$5.5 million) pertaining to C2C Pte Ltd ("**C2C**") and its subsidiary companies which were subject to a fixed charge and fixed deposits of US$2.6 million (S$4.4 million) which were pledged to banks as security for banking facilities.

Notes:

(1) Acquisition of subsidiary company

In the current period, Optus made further payments in respect of Alphawest Limited, which was acquired in November 2005.

In the previous corresponding period, Optus made further payments in respect of Reef Networks Pty Ltd, which was acquired in March 2005. In addition, NCS Pte Ltd, a wholly owned subsidiary of the Group, acquired the remaining 30% equity interest in Shanghai Zhong Sheng Information Technology Co., Ltd. and Guangzhou Zhong Sheng Information Technology Co., Ltd.

(2) Deposit for a potential investment

As at 30 June 2005, the Group had placed a refundable deposit of US$40 million (S$67.4 million) in relation to its bid for Pakistan Telecommunication Co. Ltd. This deposit was refunded in the September 2005 quarter.

NOTES TO THE INTERIM FINANCIAL REPORT

For the second quarter and half year ended 30 September 2006

1. BASIS OF PREPARATION

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current quarter as the most recent audited financial statements as at 31 March 2006, except for the adoption of certain revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2006. The adoption did not result in substantial changes to the Group's accounting policies except for the revenue recognition policy for sales of network capacity pursuant to the indefeasible rights to use ("**IRU**") agreements.

INT FRS 104, ***Determining Whether an Arrangement Contains a Lease,*** gives guidance in determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with FRS 17, ***Leases.*** In prior periods, sales of network capacity pursuant to the IRU agreements were classified as operating leases and revenues were recognised evenly over the lease periods. With effect from 1 April 2006, the Group accounts for sales of network capacity as finance lease where –

(a) the purchaser's right of use is exclusive and irrevocable;
(b) the asset is specific and separable;
(c) the term of the contract is for the major part of the asset's useful economic life;
(d) the attributable costs or carrying value can be measured reliably; and
(e) no significant risks are retained by the Group.

Revenue arising from other sales of network capacity is recognised evenly over the lease periods.

The change in accounting policy does not have a material impact on the financial statements of the Group or the Company.

2. COMPARATIVE FIGURES

(a) As stated in the Management Discussion & Analysis of the Group for the quarter ended 31 March 2006, Optus aligned its accounting treatment for operating lease expenditure to be consistent with the technical interpretation of International Financial Reporting Standards in Australia. Under this interpretation, if the lease payments provide for fixed rate rent increases year on year, such increases are to be recognised on a straight-line basis over the entire lease term, compared to only expensing the contractual amounts paid every year.

The comparative figures for the second quarter and half year ended 30 September 2005 have been restated to reflect the change as follows:

Group	Quarter 30 Sep 05 S$ Mil (Unaudited)	Half year 30 Sep 05 S$ Mil (Unaudited)
Operating expenses		
- as previously reported	2,198.5	4,292.4
- effects of change	3.9	7.8
- restated	2,202.4	4,300.2
Tax		
- as previously reported	128.8	258.4
- effects of change	(1.1)	(2.3)
- restated	127.7	256.1

NOTES TO THE INTERIM FINANCIAL REPORT

For the second quarter and half year ended 30 September 2006

2. COMPARATIVE FIGURES (continued)

(b) Certain associated companies have been reclassified as joint venture companies as the Group has determined that it is able to exercise joint control over these entities.

The comparative figures for the year ended 31 March 2006 have been restated to reflect the change as follows:

As at 31 Mar 06	Group S$ Mil	Company S$ Mil
Associated companies		
- as previously reported (audited)	5,203.1	25.7
- effects of change	(5,109.9)	(1.0)
- restated	93.2	24.7
Joint venture companies		
- as previously reported (audited)	1,393.8	74.4
- effects of change	5,109.9	1.0
- restated	6,503.7	75.4

3. OTHER INCOME

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)
Rental income	**1.2**	1.4	**2.5**	2.7
Bad trade debts recovered	**0.6**	1.8	**1.3**	3.0
Net exchange gain / (loss) - trade related	**7.1**	(3.5)	**11.1**	(4.0)
Net (loss) / gain on disposal of property, plant and equipment	**(2.4)**	9.1	**(4.3)**	8.2
Debt recovered from an ex-venture partner	**16.6**	-	**16.6**	-
Others	**19.3**	13.8	**40.5**	26.4
	42.4	22.6	**67.7**	36.3

4. DEPRECIATION AND AMORTISATION

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)
Depreciation of property, plant and equipment	**459.5**	489.1	**908.1**	987.9
Amortisation of intangibles	**17.9**	8.3	**35.5**	15.4
Amortisation of sales and leaseback income	**(0.7)**	(6.4)	**(1.2)**	(12.9)
Other amortisation	**-**	1.8	**-**	5.1
	476.7	492.8	**942.4**	995.5

NOTES TO THE INTERIM FINANCIAL REPORT
For the second quarter and half year ended 30 September 2006

5. EXCEPTIONAL ITEMS

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)
Exceptional gains				
Gain on sale of land and buildings	65.9	-	65.9	-
Gain on dilution of interest in asociated and joint venture companies	1.9	1.3	4.4	35.6
Gain on sale of investment in non-current investments	0.2	-	0.2	-
	68.0	1.3	70.5	35.6
Exceptional losses				
Provision for impairment of a joint venture company	(10.8)	-	(10.8)	-
	(10.8)	-	(10.8)	-
	57.2	1.3	59.7	35.6

6. EXCEPTIONAL ITEMS – ASSOCIATED AND JOINT VENTURE COMPANIES

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)
Share of exceptional results (pre-tax) relating to -				
Write-back of equity losses previously recognised	**15.9**	-	**15.9**	-
Reversal of impairment of non-current investment	**3.5**	-	**3.5**	-
Impairment of property, plant and equipment	-	(7.3)	-	(7.3)
Others	-	-	-	8.3
	19.4	(7.3)	**19.4**	1.0

NOTES TO THE INTERIM FINANCIAL REPORT
For the second quarter and half year ended 30 September 2006

7. INTEREST AND INVESTMENT INCOME

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)
Interest income from				
- associated and joint venture companies	1.1	0.9	2.3	1.8
- others	32.0	21.5	63.9	46.7
	33.1	22.4	**66.2**	48.5
Gross dividends from trading investments	**2.1**	2.0	**2.8**	2.6
Net (loss) / gain on sale of trading investments	**(0.4)**	-	**0.6**	-
Fair value changes of trading investments	**0.1**	0.3	**(0.2)**	0.6
Net exchange (loss) / gain	**(12.1)**	2.4	**(13.3)**	7.4
Exchange gain on loan to Optus, net of hedging	**-**	52.9	**-**	52.9
Others	**0.6**	0.1	**0.6**	0.1
	23.4	80.1	**56.7**	112.1

8. INTEREST ON BORROWINGS

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)
Interest expense on				
- bonds	119.1	134.1	237.7	271.7
- bank loans	1.2	21.0	1.6	37.1
- others	1.9	1.9	5.5	5.9
Effects of interest rate swaps	(16.7)	(26.7)	(33.6)	(53.4)
Amortisation of bonds and related costs	0.2	1.9	2.0	3.6
	105.7	132.2	**213.2**	264.9
Less: Amounts capitalised in balance sheet	**(5.9)**	(3.1)	**(11.0)**	(5.8)
	99.8	129.1	**202.2**	259.1

NOTES TO THE INTERIM FINANCIAL REPORT
For the second quarter and half year ended 30 September 2006

9. TAXATION

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 (1) S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 (1) S$ Mil (Unaudited)
Current and deferred tax expense attributable to current period's profits	**147.5**	157.1	**299.8**	316.7
Recognition of deferred tax assets on other temporary differences (2)	**(30.7)**	(29.7)	**(72.2)**	(59.2)
Current and deferred tax adjustments in respect of prior years	**-**	0.3	**0.4**	(1.4)
	116.8	127.7	**228.0**	256.1

Notes:
(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).
(2) This relates to deferred tax asset recognised on interest expenses arising from inter-company loans.

10. OTHER INCOME STATEMENT ITEMS

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)
Impairment of				
- trade receivables	**23.1**	20.0	**32.7**	38.4
- other receivables	**0.1**	0.4	**0.1**	0.7
Allowance for inventory obsolescence	**0.4**	3.9	**1.0**	10.2
Bad trade receivables written off	**0.2**	0.8	**0.3**	1.0
Inventory written off	**0.2**	0.6	**0.3**	0.9

11. UNDERLYING NET PROFIT

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 (1) S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 (1) S$ Mil (Unaudited)
Profit attributable to shareholders	**956.4**	806.1	**1,795.9**	1,599.8
Adjustments for				
Exceptional items	**(57.2)**	(1.3)	**(59.7)**	(35.6)
Exchange gain on loan to Optus, net of hedging	**-**	(52.9)	**-**	(52.9)
Underlying net profit	**899.2**	751.9	**1,736.2**	1,511.3

Note:
(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

NOTES TO THE INTERIM FINANCIAL REPORT
For the second quarter and half year ended 30 September 2006

12. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 (1) S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 (1) S$ Mil (Unaudited)
Profit before tax	**1,073.3**	932.7	**2,024.1**	1,854.0
Adjustments for				
Depreciation and amortisation	**476.7**	492.8	**942.4**	995.5
Exceptional items	**(57.2)**	(1.3)	**(59.7)**	(35.6)
Interest and investment income	**(23.4)**	(80.1)	**(56.7)**	(112.1)
Interest on borrowings	**99.8**	129.1	**202.2**	259.1
Share of tax of associated and joint venture companies	**134.1**	96.3	**270.5**	207.4
EBITDA	**1,703.3**	1,569.5	**3,322.8**	3,168.3

Note:
(1) Prior period comparatives have been restated (see Note 2(a) to the interim financial report).

13. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Group	Quarter 2006 '000 (Unaudited)	Quarter 2005 '000 (Unaudited)	Half year 2006 '000 (Unaudited)	Half year 2005 '000 (Unaudited)
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	**16,565,567**	16,669,793	**16,627,820**	16,652,782
Adjustment for dilutive effect of share options	**14,059**	29,484	**16,611**	36,126
Adjustment for dilutive effect of SingTel Performance Share Plan	**15,855**	14,106	**15,855**	14,106
Weighted average number of ordinary shares for calculation of diluted earnings per share	**16,595,481**	16,713,383	**16,660,286**	16,703,014

The weighted average number of ordinary shares in issue had been adjusted to exclude the number of performance shares held by the Trust.

NOTES TO THE INTERIM FINANCIAL REPORT
For the second quarter and half year ended 30 September 2006

14. GROUP'S BORROWINGS AND DEBT SECURITIES

Group	As at 30 Sep 06 S$ Mil (Unaudited)	As at 31 Mar 06 S$ Mil (Audited)
Unsecured borrowings		
Repayable within one year	934.9	1,492.8
Repayable after one year	6,519.4	5,907.2
	7,454.3	7,400.0
Secured borrowings		
Repayable within one year	1.1	0.7
	7,455.4	7,400.7

Secured borrowings comprise finance lease liabilities.

15. DETAILS OF MATERIAL ASSOCIATED AND JOINT VENTURE COMPANIES

Group	Quarter 2006 S$ Mil (Unaudited)	Quarter 2005 S$ Mil (Unaudited)	Half year 2006 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)
Profit before tax				
- ordinary activities	509.9	371.0	1,005.2	746.9
- exceptional items	19.4	(7.3)	19.4	1.0
	529.3	363.7	1,024.6	747.9
Income tax				
- ordinary activities	(134.1)	(96.3)	(270.5)	(207.4)
	(134.1)	(96.3)	(270.5)	(207.4)
Share of results of associated and joint venture companies	395.2	267.4	754.1	540.5

Group	Equity interest As at 30 Sep 2006 % (Unaudited)	Equity interest As at 30 Sep 2005 % (Unaudited)	Contribution to net profit after tax Quarter 2006 S$ Mil (Unaudited)	Contribution to net profit after tax Quarter 2005 S$ Mil (Unaudited)
Equity accounted associated and joint venture companies				
PT Telekomunikasi Selular	35.0	35.0	182.9	126.0
Bharti Airtel Limited (formerly known as Bharti Tele-Ventures Limited)	30.5	30.7	96.5	61.6
Globe Telecom, Inc.	44.6	44.6	48.8	26.7
Advanced Info Service Public Co. Ltd	21.4	21.4	40.2	41.1
Others			26.8	12.0
			395.2	267.4

NOTES TO THE INTERIM FINANCIAL REPORT
For the second quarter and half year ended 30 September 2006

15. DETAILS OF MATERIAL ASSOCIATED AND JOINT VENTURE COMPANIES (continued)

Group	Contribution to net profit after tax Half year 2006 S$ Mil (Unaudited)	 2005 S$ Mil (Unaudited)
Equity accounted associated and joint venture companies		
PT Telekomunikasi Selular	**338.9**	247.3
Bharti Airtel Limited (formerly known as Bharti Tele-Ventures Limited)	**176.5**	104.0
Globe Telecom, Inc.	**124.1**	67.3
Advanced Info Service Public Co. Ltd	**89.9**	93.9
Others	**24.7**	28.0
	754.1	540.5

The details of associated and joint venture companies are set out in Note 27 and Note 28 to the interim financial statements respectively.

16. SHARE CAPITAL AND OTHER EQUITY INFORMATION

Group and Company	30 Sep 06 Number of shares Mil (Unaudited)	 Share capital S$ Mil (Unaudited)
Balance as at 1 Jul 06	**16,707.1**	**4,781.4**
Issue of shares on exercise of share options	**9.4**	**15.4**
Cancellation of shares pursuant to capital reduction	**(829.0)**	**(2,271.6)**
Balance as at 30 Sep 06	**15,887.5**	**2,525.2**

(a) Changes to share capital

In the current quarter ended 30 September 2006, the Company issued 9,402,900 ordinary shares upon the exercise of 9,402,900 share options at the exercise price of between S$1.33 and S$2.22 per share.

In addition, the Company cancelled 829,023,436 ordinary shares at the price of S$2.74 per share pursuant to a capital reduction.

NOTES TO THE INTERIM FINANCIAL REPORT

For the second quarter and half year ended 30 September 2006

16. SHARE CAPITAL AND OTHER EQUITY INFORMATION (continued)

(b) Outstanding share options

The number of outstanding share options under the Singapore Telecom Share Option Scheme 1999 as at 30 September 2006 was 55,122,687 (30 September 2005: 83,177,337).

The number of share options under the Optus Executive Option Plan as at 30 September 2006 was 3,211,000 (30 September 2005: 3,666,900). Under the Optus Executive Option Plan, on the exercise of these options, Optus will discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 30 September 2006 was 60,452,947 (30 September 2005: 89,264,391).

(c) Performance shares

As at 30 September 2006, the number of outstanding performance shares under the SingTel Executives' Performance Share Plan and SingTel Performance Share Plan was 93,853,882 (30 September 2005: 91,898,962).

17. NET ASSET VALUE

	Group As at		Company As at	
	30 Sep 06 (Unaudited)	31 Mar 06 (Audited)	30 Sep 06 (Unaudited)	31 Mar 06 (Audited)
Net asset value per ordinary share	**121.18¢**	126.27¢	**72.65¢**	85.75¢

As at balance sheet date, the number of ordinary shares used for the above calculation for the Group had been adjusted to exclude the number of performance shares held by the Trust.

18. CONTINGENT LIABILITIES

(a) Guarantees

As at 30 September 2006

(i) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary for its obligations and liabilities under a S$45.0 million (31 March 2006: S$45.0 million) contract to provide information technology services.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$153.2 million and S$18.8 million (31 March 2006: S$154.0 million and S$18.4 million) respectively.

(iii) A subsidiary company provided performance guarantees amounting to US$64.0 million (S$101.5 million) (31 March 2006: US$64.0 million) to a third party in respect of a joint venture company. These performance guarantees were extinguished pursuant to the disposal of the joint venture company on 19 October 2006.

NOTES TO THE INTERIM FINANCIAL REPORT

For the second quarter and half year ended 30 September 2006

18. CONTINGENT LIABILITIES (continued)

(a) <u>Guarantees</u> **(continued)**

As at 30 September 2006

(iv) The Company provided a guarantee for a S$650 million loan facility entered into by a wholly owned subsidiary in September 2006. The facility matures on 21 September 2009 and S$650 million was fully drawn down as at 30 September 2006.

(b) **<u>Claim by Seven Network Limited</u>**

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("**Seven**") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 and concluded in October 2006. The judge has reserved his decision.

(c) **<u>Disputes with international service providers</u>**

As previously reported, Optus is in dispute with certain international service providers regarding amounts due under contracts. Optus is vigorously defending all these claims.

(d) **<u>Other commercial disputes</u>**

Optus (and certain subsidiary companies) is in dispute with third parties regarding certain transactions entered into in the ordinary course of business. Some of these disputes involve legal proceedings relating to the contractual obligations of the parties and / or representations made, including the amounts payable by Optus' companies under the contracts and claims against Optus' companies for compensation for alleged breach of contract and/or representations. Optus is vigorously defending all these claims.

19. GROUP SEGMENT INFORMATION
For the half year ended 30 September 2006

Primary Reporting Format – Geographical Segment

Group - 2006 (Unaudited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,943.7	4,429.3	74.8	-	6,447.8
Inter-segment revenue	29.8	-	44.6	(74.4)	-
Operating revenue	1,973.5	4,429.3	119.4	(74.4)	6,447.8
Segment results	714.2	419.5	(14.1)	-	1,119.6
Other income	28.7	36.3	2.7	-	67.7
Compensation from IDA	168.5	-	-	-	168.5
Profit / (Loss) before exceptional items	911.4	455.8	(11.4)	-	1,355.8
Exceptional items	66.3	-	(6.6)	-	59.7
Profit / (Loss) on operating activities	977.7	455.8	(18.0)	-	1,415.5
Share of results of associated and joint venture companies	27.3	8.6	718.2	-	754.1
Profit before interest, investment income and tax	1,005.0	464.4	700.2	-	2,169.6
Interest and investment income					56.7
Interest on borrowings					(202.2)
Profit before tax					2,024.1

19. GROUP SEGMENT INFORMATION (continued)
For the half year ended 30 September 2006

Primary Reporting Format – Geographical Segment (continued)

Group - 2005 (Unaudited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,925.2	4,489.3	101.3	-	6,515.8
Inter-segment revenue	21.3	-	50.8	(72.1)	-
Operating revenue	1,946.5	4,489.3	152.1	(72.1)	6,515.8
Segment results	626.8	617.5	(49.5)	25.3	1,220.1
Other income	43.6	14.5	2.3	(24.1)	36.3
Compensation from IDA	168.5	-	-	-	168.5
Profit / (Loss) before exceptional items	838.9	632.0	(47.2)	1.2	1,424.9
Exceptional items	0.6	-	35.0	-	35.6
Profit / (Loss) on operating activities	839.5	632.0	(12.2)	1.2	1,460.5
Share of results of associated and joint venture companies	18.7	5.3	516.5	-	540.5
Profit before interest, investment income and tax	858.2	637.3	504.3	1.2	2,001.0
Interest and investment income					112.1
Interest on borrowings					(259.1)
Profit before tax					1,854.0

19. GROUP SEGMENT INFORMATION (continued)
For the half year ended 30 September 2006

Secondary reporting format – Business Segment

Group - 2006 (Unaudited)	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	**2,942.9**	**2,999.0**	**493.3**	**12.6**	**6,447.8**

Group - 2005 (Unaudited)	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	3,113.3	2,978.5	403.6	20.4	6,515.8

20. C2C RESTRUCTURING

On 20 June 2003, the Company announced that it had notified C2C, its then subsidiary, of the cancellation of its commitment to C2C under a convertible loan agreement entered into in conjunction with a secured credit facility made available to C2C. The undrawn portion of the convertible loan stood at US$164 million (S$261 million) (31 March 2006: US$164 million). The Company had also announced that, on a without prejudice basis and subject to agreeing terms, it was prepared to consider committing additional funds to C2C if it was in the interests of all parties, including the Company.

Despite the Company's proposal and whilst the lenders indicated that they would continue to work towards a consensual restructuring, the lenders of C2C issued a notice to the Company calling upon it to disburse to C2C the US$164 million under the convertible loan agreement. The Company announced that it was not obliged to so disburse in view of the cancellation.

On 12 January 2004, the Company announced that SingTel and C2C had reached agreement-in-principle with C2C's lenders regarding the consensual restructuring of C2C's secured credit facility. Since the date the agreement-in-principle was reached, there has been a material change to the composition of the lenders. The new lenders appointed receivers and managers (the "Receivers") over all the shares of C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of the lenders. Following the exercise by the Receivers of their powers of sale, C2C Holdings' shares in C2C were sold by the Receivers to C2C Group Limited, which is owned by the major creditors of C2C. The sale of C2C's shares was completed in early August 2006. Following the sale, C2C is no longer a subsidiary of the Company.

Discussions with the lenders on a consensual restructuring are continuing.

21. DIVIDENDS

On 7 November 2006, the directors approved an interim ordinary dividend of 4.6 cents per share less tax at 20.0 per cent amounting to S$585 million in respect of the financial year ending 31 March 2007. No interim dividend was declared in the previous financial year.

The financial statements for the period ended, and as at, 30 September 2006 do not reflect this interim dividend. The dividend will be accounted for in the shareholders' equity as an appropriation of Retained Earnings in the quarter ending 31 December 2006.

In the half year ended 30 September 2006, a final ordinary dividend of 10.0 cents per share, less tax at 20.0 per cent totalling S$1,336.4 million and S$1,337.2 million for the Group and Company respectively, was paid in respect of the financial year ended 31 March 2006. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

22. The financial position as at 30 September 2006 and the results and cash flows for the second quarter and half year ended 30 September 2006 presented in this announcement have not been audited, but have been reviewed by Deloitte & Touche in accordance with the Singapore Standard on Review Engagements 2410 – *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. Deloitte & Touche report their review opinion on page 29 of this announcement.

23. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2006.

24. WHERE A FORECAST, OR A PROSPECT STATEMENT, HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS.

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2006.

25. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT OPERATING PERIOD AND THE NEXT 12 MONTHS.

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2006.

26. SUBSEQUENT EVENT

On 20 October 2006, the Company announced that it has accepted the offer made by Kajima-Lehman (Robinson) Development Pte Ltd to purchase the property at No. 71 Robinson Road, formerly known as Crosby House, for a total cash price of S$163.4 million. The net gain on disposal of this property of approximately S$144 million will be recorded upon legal completion in December 2006.

27. ASSOCIATED COMPANIES OF THE GROUP

Name of Company	Percentage of effective equity held by the Group as at 30 Sep 06 %	30 Sep 05 %
ADSB Telecommunications B.V.	25.6	25.6
APT Satellite Holdings Limited	20.3	20.3
APT Satellite International Company Limited	28.6	28.6
Globe Telecom Holdings, Inc.	-	47.6
Infoserve Technology Corp. (Cayman Islands)	25.0	25.0
Singapore Post Limited	25.8	30.9

28. JOINT VENTURE COMPANIES OF THE GROUP

Name of Company	Percentage of effective interest held by the Group as at 30 Sep 06 %	30 Sep 05 %
Abacus Travel Systems Pte Ltd (1)	30.0	30.0
Acasia Communications Sdn Bhd	14.3	16.7
ACPL Marine Pte Ltd	41.7	41.7
Advanced Info Service Public Co. Ltd (1)	21.4	21.4
APT Satellite Telecommunications Limited (2)	56.2	56.2
Arus Dimensi Sdn Bhd	49.0	49.0
ASEAN Cableship Pte Ltd	16.7	16.7
ASEAN Telecom Holdings Sdn Bhd	14.3	16.7
Asiacom Philippines, Inc.	40.0	40.0
Bharti Airtel Limited (1) (formerly known as Bharti Tele-Ventures Limited)	30.5	30.7
Bharti Aquanet Limited	49.0	49.0
Bharti Telecom Limited (1)	32.8	32.8
Bridge Mobile Pte. Ltd.	38.8	38.8
Digital Network Access Communications Pte Ltd	50.0	50.0
Globe Telecom, Inc.	44.6	44.6
ILJIN C2C Ltd	-	29.2
Indian Ocean Cableship Pte Ltd	50.0	50.0

28. JOINT VENTURE COMPANIES OF THE GROUP (continued)

Name of Company	Percentage of effective interest held by the Group as at 30 Sep 06 %	30 Sep 05 %
Integrated Payment Venture Pte Ltd	-	50.0
International Cableship Pte Ltd	45.0	45.0
Main Event Television Pty Limited	33.3	33.3
Network i2i Limited	50.0	50.0
New Century Infocom Tech. Co. Ltd (1)	24.5	24.5
Pacific Bangladesh Telecom Limited	45.0	45.0
Pacific Carriage Holdings Limited	40.0	40.0
PT Bukaka SingTel International (3)	40.0	40.0
PT Telekomunikasi Selular (1)	35.0	35.0
Radiance Communications Pte Ltd	50.0	50.0
Southern Cross Cable Holdings Limited	40.0	40.0
TeleTech Park Pte Ltd	40.0	40.0
VA Dynamics Sdn Bhd (1)	49.0	49.0
Virgin Mobile (Australia) Pty Limited (4)	-	25.9

Notes:

(1) These companies were reclassified from associated companies to joint venture companies retrospectively as the Group exercises joint control over these entities.

(2) The Group regards this company as a joint venture company, notwithstanding that it has more than 50% of the company's issued share capital, because it exercises joint control.

(3) The Group has sold the entire 40 per cent in this company on 19 October 2006.

(4) In the quarter ended 31 March 2006, the Group increased its equity interest in this company from 25.9 per cent to 100 per cent. Following this increase, this company was reclassified from a joint venture company to a subsidiary company.

CONFIRMATION BY THE BOARD

We, Nicky Tan Ng Kuang and Lee Hsien Yang, being two directors of Singapore Telecommunications Limited ("the Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the financial results for the second quarter and half year ended 30 September 2006 to be false or misleading.

On behalf of the board of directors

Nicky Tan Ng Kuang
Chairman of Audit Committee

Lee Hsien Yang
Director

Singapore
7 November 2006

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732

7 November 2006

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES
REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION AS OF AND FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2006

Introduction

We have performed a review on certain interim financial information of Singapore Telecommunications Limited ("SingTel" or the "Company") and its subsidiaries (collectively known as the "Group") as of 30 September 2006 and for the Second Quarter and Half Year ended 30 September 2006. Such interim financial information has been prepared by SingTel for announcement on the Singapore Exchange and for lodging its Appendix 4D with the Australian Stock Exchange.

The Directors are responsible for the preparation and presentation of the interim financial information in accordance with Financial Reporting Standard 34 *Interim Financial Reporting* ("FRS 34"). Our responsibility is to express a conclusion to this interim financial information based on our review.

The interim financial information for the Second Quarter and Half Year ended 30 September 2006 includes comparative information for the Second Quarter and Half Year ended 30 September 2005 and the balance sheets as of 31 March 2006, and that information was reviewed and audited respectively by other auditors. The other auditors' review opinion, dated 9 November 2005, stated that nothing came to their attention that would cause them to believe that the interim financial information was not presented fairly in all material respects, in accordance with FRS 34. The Group's financial statements for 31 March 2006 included an unqualified audit opinion, dated 3 May 2006.

The interim financial information is set out in the attached pages of SingTel's announcement and comprises the following:-

- Consolidated Income Statements for the Second Quarter and Half Year ended 30 September 2006;
- Balance Sheets of the Group and Company as at 30 September 2006;
- Statements of Changes in Equity for the Group and the Company for the Second Quarter and Half Year ended 30 September 2006;
- Consolidated Cash Flow Statements for the Second Quarter and Half Year ended 30 September 2006;
- Selected notes to the interim financial statements for the Second Quarter and Half Year ended 30 September 2006 (comprising Basis of Preparation, Comparative Figures, Other Income, Depreciation and Amortisation, Exceptional Items, Exceptional Items – Associated and Joint Venture Companies, Interest and Investment Income, Interest on Borrowings, Taxation, Other Income Statement Items, Details of Material Associated and Joint Venture Companies);
- Additional information on the Group's Borrowings and Debt Securities as at 30 September 2006;
- Additional information on the Group's and Company's Share Capital and Other Equity Information and Net Asset Value as at 30 September 2006;
- Earnings Per Share of the Group (basic and diluted) for the Second Quarter and Half Year ended 30 September 2006;
- Contingent Liabilities;
- Segment Information for the Half Year ended 30 September 2006;

- Dividends;
- Subsequent Event;
- Associated Companies of the Group; and
- Joint Venture Companies of the Group.

Scope of Review

We conducted our review in accordance with the Singapore Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Singapore Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with FRS 34.

Yours faithfully

Deloitte & Touche
Certified Public Accountants

Singapore

Lorinda Leung

From: Lim Li Ching

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ASX

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FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/11/2006

TIME: 09:39:30

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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Half Yearly Report

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Lorinda Leung

From:	ASX.Online@asx.com.au
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Attachments:	393941.pdf

393941.pdf (261 KB)

ASX confirms the release to the market of Doc ID: 393941 as follows:
Release Time: 08-Nov-2006 09:39:17
ASX Code: SGT
File Name: 393941.pdf
Your Announcement Title: SGX App 7.2 and ASX App 4D announcement

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Nov-2006 06:28:26
Announcement No.	00007

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Announcement Title *	SingTel Group's Unaudited Results for the Second Quarter and Half Year Ended 30 September 2006 - News Release
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SingTel

News Release

The SingTel Group's results for the second quarter and half year ended 30 September 2006

Strong earnings growth for the Group
Net profit after tax up 19 per cent
Interim dividend payout of S$731 million

Singapore, 8 November 2006 -- Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the second quarter and half year ended 30 September 2006.

Highlights

	Quarter		YOY	Half Year		YOY
	Sep 2006 (S$m)	Sep 2005 (S$m)	Change	Sep 2006 (S$m)	Sep 2005 (S$m)	Change
Operating revenue	3,277	3,301	-0.7%	6,448	6,516	-1.0%
Operational EBITDA	1,090	1,122	-2.8%	2,130	2,252	-5.4%
Share of associates' ordinary earnings	510	371	37.4%	1,005	747	34.6%
EBITDA	1,703	1,570	8.5%	3,323	3,168	4.9%
Net profit attributable to shareholders	956	806	18.6%	1,796	1,600	12.3%
Underlying net profit [1]	899	752	19.6%	1,736	1,511	14.9%
Earnings per share (cents)	5.77	4.84	19.2%	10.80	9.61	12.4%

Group

During the quarter, the Group registered strong earnings growth. Net profit after tax increased 19 per cent to S$956 million, or earnings per share of 5.77 cents.

The increase in profit was driven mainly by the continued robust growth from associates[2] which contributed 44 per cent or S$395 million of the Group's underlying net profit.

The Group's operating revenue was stable at S$3.28 billion. Revenue from the Group's Australian operations in Australian Dollar terms grew 5.8 per cent but was stable in Singapore Dollar terms due to the weaker Australian currency. Singapore's operating revenue was stable.

[1] Underlying net profit is defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging, if any.
[2] Associates refer to both associated or joint venture companies.

SingTel

Operational EBITDA fell 2.8 per cent to S$1.09 billion. The operational EBITDA margin declined 0.7 percentage points to 33.3 per cent as the margin in Australia was affected by the tough operating conditions which more than offset the improved margin in Singapore.

The Group's EBITDA was up 8.5 per cent to S$1.70 billion mainly due to the strong operational performance of Bharti, Telkomsel and Globe.

In the quarter, free cash flow[3] was S$938 million, with S$285 million from Singapore's operations, S$442 million from the associates and S$211 million from the Australian operations.

Dividend

SingTel is pleased to announce that its Board of Directors has approved an interim ordinary dividend of 4.6 cents per share less tax at 20 per cent amounting to S$585 million in respect of the financial year ending 31 March 2007.

Going forward, SingTel will adopt a semi-annual payment schedule.

Mr Lee Hsien Yang, SingTel's Group CEO, said: "The Group has delivered strong earnings growth. In Singapore, we are winning share in growth segments while protecting our market leadership. Optus is resilient in a difficult Australian market. Its performance is in line with guidance."

He added: "Our associates, especially Bharti and Telkomsel, continue to perform strongly. We see strong potential for further growth in our associates."

SingTel

SingTel's operating revenue for the quarter was stable at S$1.05 billion. On a sequential basis, operating revenue grew 5.3 per cent, largely from the growth in the Singapore telco business. The Singapore business also benefited from improved margins. Compared to a year ago, the telecom business margin increased by 2.3 percentage points to 54.8 per cent. Operational EBITDA margin improved by 3 percentage points to 48.7 per cent, reflecting strong cost control.

During the quarter, the telco business notched up further market share increases in mobile and broadband, both key growth drivers of the Singapore business. SingTel also successfully protected its leadership position in corporate data, postpaid mobile and local loop.

Data & Internet revenue for the quarter was S$313 million, an increase of 2.1 per cent from a year ago and 5.7 per cent from a quarter ago. On a comparable basis, excluding C2C's capacity sales in the first quarter of last year, revenue grew at a higher 9.6 per cent. In the quarter, data revenue grew 6.7 per cent and Internet revenue grew 17 per cent. The fastest data revenue growth segment, Managed Services, grew 27 per cent, attributed mainly to

[3] Free cash flow refers to cash flow from operating activities less cash capital expenditure.

higher sales of global corporate IP services. Revenues from local leased circuits and international leased circuits were largely stable.

In broadband, SingTel's no-frills price plans and other promotions were well received by the market, capturing 19,000 new customers or 71 per cent of the net additions in the quarter. Despite intense market competition, SingTel firmly established its lead in the broadband Internet market with 391,000 lines or 54.7 per cent market share as at 30 September 2006.

The IDA has accepted SingTel's proposal to be one of the three service providers to turn Singapore into a giant wireless hotspot. From May 2007, SingTel's new wireless network will provide over 2,400 access points to those located in the North region, including Bishan, Novena, Orchard Road and Woodlands.

Revenue from **mobile communications** grew 8.1 per cent year on year and was up 4.3 per cent from a quarter ago. As at 30 September 2006, the number of mobile subscribers increased by 81,000 – a record quarterly addition – to 1.70 million. Prepaid accounted for 66,000 of the additions. This increase followed the completion of the compulsory deregistration exercise in June 2006 and was boosted by the good response to SingTel's *Hot$100* promotion whereby subscribers pay S$28 to get S$100 worth of call value. Prepaid market share increased to 29.5 per cent as at 30 September 2006, up nearly 1 percentage point from 30 June 2006.

SingTel's postpaid market share remained stable at 43.7 per cent. Its customer churn and data usage continued to be among the best-in-class with postpaid churn of 0.9 per cent and data usage at 26 per cent of average revenue per user (ARPU).

The demand for 3G services continued to be strong, reaching 259,000 subscribers at end-September 2006. To date, SingTel has invested approximately S$157 million on its 3G network rollout and S$98 million on the licence fee.

Revenue from **IT & engineering** for the quarter grew 8.5 per cent over the preceding quarter, although it fell 12 per cent year on year to S$148 million, attributed mainly to a decline in network integration revenue in the Singapore market.

International telephone revenue fell 3.3 per cent to S$147 million in this quarter largely due to lower inpayments and net transit revenue. International call revenue was stable year on year and against the preceding quarter. The impact on revenue from the 23 per cent increase of international telephone outgoing traffic was offset by the continued fall in call collection rates caused mainly by change in sales mix.

For the current quarter, revenue from **national telephone** declined 7.1 per cent to S$115 million, reflecting a decline of 2.1 per cent or 37,000 in the number of fixed lines and lower fixed-line and payphone traffic. The decline was largely due to increase in broadband usage, mobile substitution and competition. Despite the decline, SingTel continues to retain a 97.0 per cent share of fixed lines in Singapore.

Operating expenses fell 5.1 per cent or S$30 million year on year.

SingTel

Staff costs decreased 4.9 per cent, reflecting the reduced headcount. Compared to a year ago, headcount declined by 575 or 5.8 per cent.

Selling and administrative expenses increased 7.0 per cent due to higher expenses incurred in winning customers and growing share in the market.

Cost of sales fell 19 per cent, faster than the decline in IT and Sale of Equipment revenues, due to change in sales mix.

SingTel continued to generate strong cash flows. Free cash flow, excluding dividends from associates, was up 22 per cent to S$285 million.

SingTel Optus

Optus' second quarter results showed the company is stabilising its competitive position, attacking costs and investing for growth.

Operating revenue for the Company grew 5.8 per cent, including Alphawest and Virgin Mobile, and 2.3 per cent excluding acquisitions.

Operational EBITDA increased by 1.4 per cent from the first quarter of this financial year but declined year on year by 3.2 per cent mainly due to lower consumer fixed line earnings. Operational EBITDA margin was at 26.0 per cent from 28.4 per cent a year ago as a result of higher uptake of mobile caps, decline in fixed line margins and the impact of acquisitions.

In the quarter, Optus successfully defended its subscriber market share in Mobile which increased to 33.3 per cent. Optus Mobile's EBITDA margin was up 1 percentage point compared to the June quarter, reflecting slowing revenue erosion from capped plans.

Net profit after tax for the second quarter declined 12 per cent to A$130 million. Free cash flow was down 27 per cent to A$176 million, primarily due to higher cash capital expenditure related to Optus' 3G mobile and ULL network rollouts, D-series satellites and its new Sydney headquarters fitout.

Mr Paul O'Sullivan, Optus Chief Executive, said the company's results reflected Optus' position of taking decisive action in a highly aggressive and competitive market.

"We remain committed to our strategy of maintaining market share, managing costs and investing for growth. We are showing our resilience in an intensely competitive market.

"For the first six months of our financial year, we have seen a 5.6 per cent increase in operating revenue to A$3.70 billion and recorded an underlying net profit of A$239 million," Mr O'Sullivan said.

"Growth in operating revenue was achieved despite increased mobile cap penetration, decline in fixed telephony and the negative impact of lower mobile termination rates.

SingTel

"To mitigate margin pressure, we continue to implement cost management and productivity initiatives across the company including lower commission rates, reduced headcount and call centre offshoring. The positive impact of these initiatives on EBITDA margins is now crystallising," Mr O'Sullivan said.

Optus Mobile continued to contribute the largest proportion of Optus' earnings, growing revenue by 4.8 per cent to A$1.04 billion, driven mainly by higher outgoing service revenue.

Outgoing service revenue grew by 7.4 per cent in the quarter despite greater mobile cap penetration. This increase reflected the continuing growth in prepaid, solid SMS traffic and the inclusion of Virgin Mobile. ARPU increased compared to the preceding quarter.

Incoming service revenue decreased by 2.1 per cent to A$216 million as a result of lower termination rates mandated by the ACCC. Average inbound mobile termination rates fell 22 per cent from a year ago reflecting the reduction in the ACCC's mandated rate to 15 cents and higher commercially negotiated rates last year which have expired. Equipment revenue increased by 3.2 per cent to A$130 million.

"We continue to grow our mobile subscriber base with an increase of 46,000 subscribers this quarter and, despite lower termination rates, Mobile EBITDA increased by 1.4 per cent. This was a pleasing result, reflecting higher usage, with rising data volumes playing a significant part. We have 184,000 subscribers provisioned with 3G services," Mr O'Sullivan said.

"We recently expanded the Turbocharge products to offer a broader range of prepaid capped plans and greater value to our prepaid customers. Strong take-up of on-net offers including 'My Time' continued, rewarding customers with lower call costs."

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. In this quarter, around 32 per cent of new and recontracted customers chose capped plans, similar to recent quarters. Approximately 24 per cent of the total Optus postpaid mobile base are now under capped plans, up from 10 per cent a year ago.

Business mobile subscribers have increased by 11 per cent; SMS and other data revenue increased to 23 per cent of ARPU from 21 percent in the preceding quarter; and Optus stabilised its market position with strong prepaid revenue growth as well as an increase in postpaid customers.

Optus Business & Wholesale fixed revenue grew 14 per cent, or 1.6 per cent excluding Alphawest, with Optus Business fixed revenue increasing by 2.0 per cent and Optus Wholesale returning to positive growth this quarter.

Combined operational EBITDA decreased slightly to A$78 million. Excluding Alphawest, EBITDA margins were stable at 21 per cent.

Optus Business experienced higher voice traffic which drove fixed voice revenue growth of 6.8 per cent - reflecting increased market share in a declining voice revenue environment.

Business Data and IP revenue increased 2.7 per cent to A$96 million, with IP growth offsetting decline in traditional data. Uecomm delivered a strong 19 per cent revenue increase in the quarter.

Growth in Wholesale data and IP revenue of 28 per cent was largely driven by increasing internet bandwidth sales and higher transmission capacity.

Revenue from Information and Communication Technology (ICT) and Managed Services more than doubled to A$78 million for the quarter due to the inclusion of Alphawest. Satellite revenue grew 4.1 per cent in the quarter with higher Very Small Aperture Terminal (VSAT) sales.

"We launched the first satellite in our D-series satellite program in October to provide fixed communication and direct television broadcast services to Australia and New Zealand," Mr O'Sullivan said.

Optus Business, Alphawest and Uecomm continued to win major contracts throughout the quarter including: Insurance Australia Group, National Foods, and Medibank Private.

Optus Consumer and Small & Medium Business (SMB) revenue was stable compared to the same quarter of the previous year, as growth in broadband revenue offset declines in traditional products.

EBITDA for the quarter was down by A$20 million on the same quarter last year largely due to declining revenues in both HFC and off network voice. The lower operational EBITDA margin reflected revenue mix changes as the proportion of revenue from higher margin voice products declined.

Optus SMB continued to focus on growing market share, resulting in a 3.6 per cent increase in fixed revenue, while total SMB revenues grew 4.5 per cent to A$255 million, compared to the same quarter last year.

Broadband revenue grew by 36 per cent and Optus added another 58,000 subscribers to its broadband base in the quarter. Optus had 676,000 broadband subscribers as at 30 September 2006 which represented an increase of 43 per cent from a year ago.

As at 30 September 2006, Optus had 175 exchanges and approximately 44,000 subscribers provisioned with services on its ULL network. Once this network is complete and combined with Optus' HFC network, it will cover approximately 3.9 million Australian homes.

"We will continue to dispute the pricing of ULL services with Telstra. We are pleased that the ACCC has announced its interim determination to reduce the price that Optus pays in 'band 2' metropolitan areas, from A$22.00 per line per month to A$17.70 per line per month," Mr O'Sullivan said.

"This will improve the economics of the ULL-based services delivered by our Consumer Fixed division. We anticipate further improvement when the ACCC makes its final determination."

Associated companies

SingTel's associated companies continued to contribute very strong earnings. In the current quarter, the pre-tax ordinary results from associates were up 37 per cent to S$510 million and on a post-tax basis, earnings from associates grew 48 per cent to S$395 million. In particular, Telkomsel, Bharti and Globe registered strong growths.

The Group's share of **Telkomsel** pre-tax profit increased by 45 per cent to S$261 million in the quarter ended 30 September 2006. This was due to strong operational performance on the back of strong subscriber growth. Telkomsel added a record 3.2 million net mobile subscribers in the quarter. With its superior coverage, strong brand and wide distribution, Telkomsel maintained its market leadership position with a 55 per cent market share. Its total subscriber base of 32.5 million, comprising 30.9 million prepaid and 1.6 million postpaid, increased by 9.0 million from a year ago.

In the quarter, despite the weaker Rupee, SingTel's share of pre-tax operating profit from **Bharti** increased 47 per cent to S$105 million. However, after including the fair value gains on financial liabilities and derivatives, Bharti's pre-tax contribution grew at a higher rate of 62 per cent. Bharti added a new record 4.0 million net mobile subscribers in the quarter and as at 30 September 2006, its total subscriber base was 27.1 million. In this quarter, Bharti signed an estimated US$1 billion network expansion contract with Ericsson to rapidly expand its mobile network footprint further.

Globe's pre-tax operating results for the quarter ended September 2006 grew strongly by 65 per cent year on year to S$56 million and was stable compared to the S$57 million recorded in the June 2006 quarter. It benefited from a strong Peso this quarter which resulted in significant forex and mark-to-market gains of S$18 million, boosting the Group's share of pre-tax results to S$74 million, substantially higher than the S$46 million recorded in the June 2006 quarter. Globe registered a net addition of 574,000 mobile subscribers this quarter, bringing its total base to 14.5 million.

AIS' performance in the quarter ended June 2006 declined 21 per cent against the preceding quarter, as its mobile service revenue fell 13 per cent due to seasonal factors as well as tariff declines in a competitive market. Year on year, however, pre-tax contribution declined by 2.7 per cent to S$57 million. AIS continued to be the market leader with a total of 17.7 million mobile subscribers or about 50 per cent market share.

Pacific Bangladesh Telecom Limited (PBTL), the fourth largest mobile communications service provider in Bangladesh, is aggressively rolling out its network to cater for burgeoning demand for mobile services. In the quarter, it added 67,000 net mobile subscribers, bringing the total to 753,000 as at 30 September 2006.

SingTel

As at 30 September 2006, the Group's regional mobile subscriber base, including SingTel and Optus, rose 8.4 million in the quarter to 101 million, the largest in Asia outside China. The increase was mainly driven by subscriber growth from Bharti and Telkomsel. This is the highest quarterly increase ever. Year on year, it was up 36 per cent or 27 million. Excluding SingTel and Optus, the five regional associates' combined mobile subscriber base grew 39 per cent from a year ago to more than 92 million.

Cash flow and balance sheet

In the quarter, the Group's free cash flow increased 24 per cent to S$938 million, boosted by higher dividend from associates, particularly Telkomsel. Cash capital expenditure to operating revenue ratio was 13 per cent, stable compared to the preceding quarter and up 1 percentage point compared to a year ago.

SingTel has improved its capital structure and continues to retain significant flexibility for further investments. Net debt was S$7.12 billion as at 30 September 2006 after paying out S$3.61 billion in dividends and capital reduction. Net debt was 1.08 times of EBITDA and the EBITDA interest cover was 24.4 times, well within the leverage commitments.

Outlook

The guidance issued earlier with the results for the financial year ended 31 March 2006 is affirmed.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's results for the quarter and half year.

Media contacts:

Singapore

Peter Heng
Phone: +65-6838 2007
Mobile: +65-9125 0023
Email: peterheng@singtel.com

Australia

Melissa Favero
Phone: +61-2-9342 5030
Mobile: +61-412 001 487
Email: melissa.favero@optus.com.au

Lorinda Leung

From: Lim Li Ching

Sent: Wednesday, November 08, 2006 6:33 AM

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ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
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Sydney NSW 2000

PO Box H224
Australia Square
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Internet http://www.asx.com.au
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Department: COMPANY ANNOUNCEMENTS OFFICE

11/8/03

DATE: 08/11/2006

TIME: 09:40:34

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Half Yearly Report

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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, November 08, 2006 6:41 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 393938.pdf

393938.pdf (151 KB)

ASX confirms the release to the market of Doc ID: 393938 as follows:
Release Time: 08-Nov-2006 09:40:27
ASX Code: SGT
File Name: 393938.pdf
Your Announcement Title: News Release on Unaudited Results for the Second Quarter and

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* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2006 20:11:24
Announcement No.	00126

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Announcement Title *	News Release - SingTel bids for broadcast rights to EPL
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SingTel

News Release

SingTel bids for broadcast rights to EPL

Singapore, 7 November 2006 -- Singapore Telecommunications Ltd (SingTel) today announced that it has submitted a bid for the broadcast rights to the English Premier League matches (from August 2007 to May 2010).

Our intention is to offer Pay TV services to deliver High Definition content over SingTel's telecommunications network.

SingTel has been given a trial licence by Media Development Authority (MDA) to test the new service. We will be starting a technical trial using High Definition format with content from partners such as MediaCorp Studios and MegaMedia from November 2006.

We are also working with other content partners to provide entertainment services.

SingTel has applied to MDA for a commercial Pay TV licence, which will complement our existing commercial Video-On-Demand licence.

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, November 07, 2006 8:11 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
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Submitted By :: Chan Su Shan (Ms)
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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, November 08, 2006 5:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 393874.pdf

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ASX confirms the release to the market of Doc ID: 393874 as follows:
Release Time: 08-Nov-2006 08:29:40
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Your Announcement Title: News Release on SingTel bids for broadcast rights to EPL

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/11/2006

TIME: 08:29:46

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Bids for broadcast rights for EPL

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
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Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2006 12:43:58
Announcement No.	00023

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Announcement Title *	News Release - SingTel's regional mobile subscriber base crosses 100-million mark
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Attachments:	NR-071106.pdf Total size = **104K** (2048K size limit recommended)

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SingTel

News Release

SingTel's regional mobile subscriber base crosses 100-million mark

Highest quarterly increase of 8.4 million subscribers
Largest increase from Bharti and Telkomsel
Growth in Singapore and Australia despite intense competition

Singapore, 7 November 2006 -- Singapore Telecommunications Limited (SingTel) today announced that the aggregate number of its mobile subscribers in the region has exceeded 100 million as at 30 September 2006. This is the largest mobile customer base in Asia outside of China.

The combined mobile subscriber base of SingTel, SingTel Optus and the Group's five regional associates grew 36 per cent to reach **100.8 million customers** from about 74 million customers a year ago.

Compared to the previous quarter, this figure represents an increase of 8.4 million customers. It is the highest quarterly growth in mobile numbers registered by the SingTel Group.[1]

On a proportionate basis, SingTel's subscriber base in the seven markets – Australia, Bangladesh, India, Indonesia, the Philippines, Singapore and Thailand – increased 31 per cent from a year ago to more than 38 million.

The strongest growth came from Bharti and Telkomsel. As at 30 September 2006, Bharti's total subscriber base was 27.1 million. On a year-on-year basis, this is a record subscriber growth of 92 per cent. Telkomsel also added a record 3.2 million in net new subscribers in the current quarter. Its total mobile subscriber base of 32.5 million represents a 38 per cent increase from a year ago.

In Australia, SingTel Optus added 46,000 customers for the quarter, increasing its mobile customer base to 6.60 million. This represents an 8.5 per cent rise year-on-year. The growth was achieved in a highly competitive market. As of 30 September 2006, there were 184,000 subscribers provisioned with 3G services.

SingTel saw an increase of 81,000 mobile subscribers - a record quarterly addition – to reach 1.70 million mobile customers in Singapore as at 30 September 2006. The rise was largely boosted by the good response to SingTel's "Hot $100" promotion where prepaid mobile subscribers pay only $28 for $100 worth of call value. The number of 3G subscribers also increased to 259,000 from 191,000 a quarter ago.

[1] The previous record increase was 7.4 million subscribers for the quarter ended 30 June 2006.

SingTel

At a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Sep 06	Jun 06	Sep 05	Sep 06	Jun 06	Sep 05
Optus	6.60	6.56	6.09	6.60	6.56	6.09
SingTel	1.70	1.62	1.60	1.70	1.62	1.60
SingTel's regional associates	92.47	84.24	66.37	30.08	27.39	21.59
Total	**100.77**	**92.42**	**74.06**	**38.38**	**35.57**	**29.28**

More details of the market and financial performance of the seven mobile operations will be available when SingTel announces its results for the second quarter and half year ended 30 September 2006 on 8 November 2006.

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$10 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is a strategic investor in four of the region's most successful mobile operations. It has a 21.41 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, it has a 30.49 per cent effective interest in Bharti, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.55 per cent stake in the company. SingTel has a 35 per cent stake in Indonesia's largest mobile operator, Telkomsel. It also has a 45 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL).

The SingTel Group had a turnover of S$13.14 billion (US$8.12 billion) and net profit after tax of S$4.16 billion (US$2.57 billion) for the year ended 31 March 2006. More information can be found @ www.singtel.com.

Ong Winn Nie

From: Lim Li Ching

Sent: Tuesday, November 07, 2006 12:44 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, November 07, 2006 12:43:58 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00023
Submission Date & Time :: 07-Nov-2006 12:43:22
Broadcast Date & Time :: 07-Nov-2006 12:43:58
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/11/2006

TIME: 15:57:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTels regional mobile subscriber base cross

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Tuesday, November 07, 2006 12:58 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 393781.pdf

393781.pdf (142 KB)

```
ASX confirms the release to the market of Doc ID: 393781 as follows:
Release Time: 07-Nov-2006  15:57:54
ASX Code: SGT
File Name: 393781.pdf
Your Announcement Title: News Release SingTels regional mobile subscriber base cross
```

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2006 07:00:35
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2006 - Presentation by Mr Wong Soon Nam, VP Business Marketing
Description	
Attachments:	NR-071106-final-WongSoonNam.pdf Total size = **2310K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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SingTel

asia's leading communications company

ANALYST

7 NOVEMBER 2006

Winning Through Marketing Innovation

07 November 2006



Wong Soon Nam
VP Business Marketing

SingTel

Important Note: Forward looking statements

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

SingTel

Growth Strategies - A Four-Pronged Approach



- Growth through Focused Industry & Market Segments
- Growth through Business Partner
- Growth Through Collaboration with JVs
- Growth Through M&A

SingTel

Global Markets Segmentation

Global Markets

ORIGINATING MARKET
(Singapore, USA & Europe)
Position SingTel as the most preferred & credible Asia Pac carrier for connectivity into Asia Pac

DEVELOP "originating / aggregating" MARKET
(Japan, Hong Kong, Taiwan & Korea)
Implement cross border marketing campaigns for specific segments eg. Trade route: Taiwan –Vietnam for manufacturing

TERMINATING MARKET
(China & India)
Enhance our competitive advantage by having alternative suppliers

EMERGING MARKET
(ASEAN & Middle East)
Implement Niche marketing strategies
Eg: Engaging Home grown companies, Channel Marketing

SingTel

Penetrating into the Originating Markets - USA/Europe


Strategic Forum
Frankfurt


Strategic Forum
San Francisco


US
ASIA
Japan
Asia
partner
Over 125 years of experience
37 offices worldwide
SEA-ME-WE 3
SEA-ME-WE 4
EDM in USA


more resilient
with our latest investment in SEA-ME-WE 4
SingTel
EDM in Europe

SingTel

Growing the North Asia Open Markets – Hong Kong/Taiwan/Japan



Executive Briefing - Hong Kong



Executive Briefing - Japan



Executive Briefing - Taiwan



Demo Workshop - Hong Kong



Research Seminar - Japan



Cross Border Event: Taiwanese in Ho Chi Minh City

SingTel

Emerging & Closed Markets - Key Differentiator

Closed Market



Strong In-country support

Multiple Partnership

SingTel

Infrastructure & Service Readiness in China


Signing Ceremony
中企通信
CHINAENTERCOM


Signing Ceremony
中国电信
CHINA TELECOM

- **Bandwidth on multiple cables into China**
- **Managed PoPs* in Beijing, Shanghai, Guangzhou**
- **Choice of multiple partners in China**
  - extend network reach
- **Choice of different services & connectivity**
  - FR, ATM, IPLC, IPVPN, HK-China Land cable, etc
  - Agreement with CT to roll out VPLS once CT's domestic Ethernet network is ready

中国电信 CHINA TELECOM

CNC 中国网通

中企通信 CHINAENTERCOM

CPCNet

SingTel

* with redundancy

Reaching out to the Chinese Market


SingTel

SingTel exhibition - Tianjin



Executive Briefing - Suzhou


信息网络技术研讨会

Executive Briefing - ShangHai


Expand your business in
China with the Asian Expert

eDM - China

SingTel

SingTel wins more global data networks from Chinese originated companies....



- A leader in providing next generation telecommunications networks
- Serves 28 of the world's top 50 operators, as well as over one billion users worldwide.
- Employs > 40,000 employees worldwide with 19 offices across AsiaPac

Customer Challenges

- 18 sites across 17 countries in Asia Pac
- Of which 50% are closed markets

Why they chose SingTel

- Strong partnership with in-country provider
- Extensive Asia Pac coverage
- High quality, robust & reliable network cost

SingTel

Inroads into India



Customer event
India



Upcoming
Customer Event
Mumbai (15 Nov)
Bangalore (16 Nov)

- SEA-ME-WE 3, SEA-ME-WE 4, i2i
  - cable redundancy
  - i2i restoration arrangement with TIC
- PoPs* in Mumbai, Chennai & Bangalore
  - Supplemented by Bharti's own network
  - Planting new PoPs* in New Delhi & Calcutta
- Gaining grounds in the BPO industry
  - More than 80% of the Top 50 BPO's are on SingTel's network
- Equity stake in Bharti
  - access to domestic coverage & extensive local support
- Currently in talks with BSNL to resell Domestic connectivity in India

* with redundancy

Partners in ASEAN

All 1st & 2nd tier service providers are our partners



Vietnam
VNPT
Thailand
Philippines
PLDT
innOve
COMMUNICATIONS
Brunei
TelBru
TELEKOM BRUNEI BERHAD
Malaysia
TM
TIME
AIMS
APPLIED INFOR MANAGEMENT
VADS
FIBRECOMM NETWORK
THE MULTIMEDIA PROVIDER OVER POWER LINES
maxis.
Indonesia
indosat
TELKOM INDONESIA
SingTel

First mover advantage – Middle East & Vietnam



Launch event with VDC - Hanoi



25-08-200

Launch event with SPT - Ho Chi Minh



Dubai's DGCX picks SingTel data service
國際商報
International Business Daily
新加坡电信助力中阿交易平台

1st major win IP-VPN - Dubai

SingTel joint venture to provide managed network services in Vietnam

05 Oct 2006

Channel NewsAsia

Vietnam Posts and Telecommunication Group or VNPT has appointed SingTel's ASEAN joint venture, ACASIA to provide managed network services in the region.

VNPT will work with ACASIA to supply a number of managed network services.

These include support, data transmission and value-added services.

VNPT joined Acasia – SingTel JV

SingTel

Serving the Untapped Markets – Eg. Maldives



Joint event & media interview - Maldives




be connected
Ride on the bandwagon with the leading
Satellite-based Broadband Access Solution!
Date
Venue
Time
ROL
SingTel

SingTel

Global Markets: Thought-Leadership Forums


CxO Roundtable -
Hong Kong Elites

Business Process Outsourcing
– Risks & Rewards


CxO Roundtable –
India

Upcoming……


CIO
MIS
From the Editor
October 2006
CxO Roundtable -
London


Reaching
International Markets
– The Golden Rules
Event Details:
Date: 21st November 2006 (Tuesday)
Venue: Grand Hyatt Beijing (Grand Salon I)
CxO Roundtable -
Beijing/ShangHai

SingTel

Global Market - Be Heard & Seen Globally


Singapore Telecom veut se développer à l'international

Media Coverage - France


GOING GLOBAL
THE VIEW FROM HERE
All parts of a global system must be considered equally important

Media Coverage - UK


データ通信に焦点

Media Interview - Japan


新加坡電信在香港

Media Interview - Hong Kong



Media Coverage - Germany

SingTel

Large Enterprise Segmentation

- Healthcare
- Government & Education
- Manufacturing & Logistics
- Financial Service Institution
- Media & Entertainment

Large Enterprise

SingTel

Vertical Segments: Our Efforts


Consolidation, Collaboration, Communications
Logistics: CILT-SingTel
Thought Leadership Forum
SMS FOR A DOCTOR
Healthcare:
Pager to Mobile Migration
Finance:
ABS Industry Wide
Business Continuity Exercise
Business Continuity to the Financial Services Industry
Logistics Seminar:
Transport
Security Management
Logistics in China Making
Conference: Logistics
Opportunities in China
SingTel cameras enable virtual visits to babies in SGH
Virtual Visit:
SGH NICU
The SingTel
Resilent Comms Pack
Mission to address Indonesian
Banks in Jakarta
SingTel

Vertical Segments: Innovative Solutions

Financial Services

Financial Services

Business Continuity

Wide Area Network
SingTel offers you a full suite of solutions from WAN local connectivity for voice and data recovery in times of crises.

i-PhoneNet
A cost-effective telephony service to conduct multimedia interactions with your customers on one platform. You can achieve high quality customer service at a low cost.

Security

Two factor authentication
The two layers of verifications is a secure and cost effective solution for online banking to tighten security against fraud. It is easy to deploy and low in operational cost.

Customer Service

Self Banking
The implementation of self banking service kiosks gives you the competitive advantage by providing better customer service and reduces operational costs.

Healthcare

Healthcare

Cluster Image Storage Solution
PACS cluster image solution provides a support for distribution and mass storage of data that is scalable and cost effective. TOPs lets you prioritise the bandwidth for optimal data flows of medical images.

Clinic Management Solution
CMS via broadband allows family physicians to electronically submit Medisave claims and patient health records to MOH and CPF. It tracks medical records to better diagnose patients.

Virtual Visit
eSurveillance allows parents and family members to monitor patients via 3G mobile phones or through a secured website via broadband connection.

BizLive SMS
- Make simultaneous information broadcast and updates to alert health officials during emergency
- Provide 2-way messaging platform to broadcast SMS to many recipients at one go

creating your business advantage

Log & Mfg

Logistics

Visibility

Fleet/Workforce Visibility
Monitor vehicles and personnel on the move and enjoy the advantage of security and efficiency with such visibility.

RFID Cold Chain Solution
Improve enterprise resource and inventory management with real-time location tracking and temperature monitoring.

eSurveillance
SingTel eSurveillance lets you monitor warehouses or office premises anytime, anywhere via a 3G mobile phone or internet. Receive SMS alert of any unauthorized intrusion instantly.

creating your business advantage

SingTel

Vertical Segments: Business Solutions Centre


business
solutions
centre
creating your business advantage

SingTel

Small Medium Enterprise Segmentation



Marketing @dvantage
Security @dvantage
Mobility @dvantage
Connectivity @dvantage
Small, Medium Enterprise

SingTel

SME Segment: Our Efforts

OCBC Event



"成功之道"座谈会
华侨银行副总裁刘世杰：弥补资本不足
中小企业行销应具创意



Expect Results
"I expected SingNet BizWeb SmartOffice to give my business an edge. But what I didn't expect was getting 512kbps Unlimited Broadband for FREE!"
SingTel

SingTel

SingTel's Leadership


Industry & Market Segments
Through Business Partners
Collaborating with JV
Thru Mergers & Acquisitions
Growth Strategies


Vertical Industry
Originating Markets
Multi-segmented approach
SME
Terminating Markets
Emerging Markets
Aggregating Markets

Carving out uncontested markets ...

Growth =(Vision+ Strategy)[Execution]


Biz Transformation ICT Projects
Thought Leadership Driven activities
New Biz models To Provide E2E solution
Deepen reach Via Channel engagement
Execution Milestones

SingTel

Thank You

SingTel

SingTel

asia's leading communications company

ANALYST

LEADERS ... H INNOVATION & ... ERS

7 NOVEMBER 2006

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Tuesday, November 07, 2006 7:01 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, November 07, 2006 7:00:35 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00005
Submission Date & Time :: 07-Nov-2006 06:59:46
Broadcast Date & Time :: 07-Nov-2006 07:00:35
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/11/2006

TIME: 10:46:04

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2006-Presentation by Wong Soon Nam VP

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, November 07, 2006 7:46 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 393642.pdf

393642.pdf (2 MB)

ASX confirms the release to the market of Doc ID: 393642 as follows:
Release Time: 07-Nov-2006 10:45:57
ASX Code: SGT
File Name: 393642.pdf
Your Announcement Title: SingTel Analyst Day 2006 - Presentation by Wong Soon Nam, VP

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2006 07:09:46
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2006 - Presentation by Mr Tan Tian Seng, Director (Marketing), SingTel Satellite
Description	
Attachments:	NR-071106-final-TanTianSeng.pdf Total size = **1654K** (2048K size limit recommended)

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SingTel
asia's leading communications company
ANALYST
7 NOVEMBER 2006

SingTel Satellite

IP Connectivity without Boundaries



Presented By:

Tan Tian Seng

Director (Marketing), SingTel Satellite

SingTel

Important Note: Forward looking statements

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

SingTel

IP Connectivity without Boundaries

Broadband IP connectivity:

- To users in remote areas
- To users on the move

Leadership in:

- Industry Transformation
- Product Innovation
- Customer enablement
- Mobility Applications

SingTel

Extending SingTel's IP Capability Globally


Accessing > 30
Satellites
ST-1, Apstar V
Outside the Cities
Multiple IP remote Sites
IP services to the Oceans
We Have The World Covered
More than 11
IP POPs globally
SingTel
IP
Backbone
STIX
IP
Hub
VoIP
Phone
Email/IP
Applications
Internet
Global Mobile IP
services via BGAN

SingTel Satellite-IP Capability

STiX ranks 8th in the World

*From www.netconfigs.com/general/ranks.htm (2/5/06)


Internet
High Capacity Backbone Network
NMS Server
High Quality Monitoring System
Satellite Hub System
Downlink
Uplink
Portable VSAT – iDirect service
Video Conference, Remote Education
LAN
Corporate LAN for MNC
Wireless Network i.e. Internet Service Provider
SingTel

Extending SingTel's IP Capability Globally


Accessing > 30 Satellites
ST-1, Apstar V
Outside the Cities
Multiple IP remote Sites
IP services to the Oceans
We Have The World Covered
More than 11
IP POPs globally
SingTel IP Backbone STIX
IP Hub
VoIP Phone
Email/IP Applications
Internet
Global Mobile IP services via BGAN

SingTel Maritime VSAT Set Up



ST-1, Apstar V
VoIP Phone
Fax
Email
Internet
SIP Phone
Internet Backbone
Internet Gateway
SIP Gateway
IP Hub
SingTel 24 x 7 Customer Service Centre
Small Size Stabilised Antenna
Mux / DeMux
Mux / DeMux
IP Satellite Modem
ACU
Ethernet Switch
Control PC
Ship
VoIP Phone
Email
Internet
SIP Phone
Overseas
Singapore
Ship Services
Maritime VSAT
SingTel

Broadband Leadership in....


Reshaping business operations
Industry Transformation
Product Innovation
MVSAT- Broadband IP for the ships
Global IP
GSM on ship VoIP/SIP
Mobility Applications
Customer Engagement
Broadband IP to remote areas

SingTel

Leadership in



Reshaping business operations
Industry Transformation
Product Innovation
Global IP Mobility
Mobility Applications
Customer Enablement

SingTel

Case Study : Mobile Broadband IP via BGAN Hong Kong

SingTel

Successfully delivered live broadcast via BGAN

- Customer profile: TV Broadcaster
- Needs: Mobility and Broadband IP connectivity for news gathering
- Current mode of communication: VSAT- low in mobility and speed of deployment
- Solution: BGAN service – Broadband IP deployment within minutes



Live Broadcast via BGAN

SingTel

Leadership in



Product Innovation
Industry Transformation
Global IP Mobility
Customer Enablement
Mobility Applications
MVSAT- Broadband IP for the ships

SingTel

Case Study 2: Broadband for the Maritime Industry via MVSAT - Korea

SingTel

Successfully delivered Broadband to the ship

- Customer profile: Marine Heavy Industries
- Needs: Always on Broadband connectivity to support data & voice applications
- Current mode of communication: Traditional maritime narrowband voice & data services
- Solution: Maritime VSAT – Broadband connectivity on the move



SingTel

Leadership in



Product
Innovation
Industry
Transformation
Global
IP
Mobility
Mobility
Applications
Broadband to
remote areas

Case Study 3:
Broadband IP to Remote Sites via Stellite IP - Maldives

SingTel

Successfully deliver Broadband IP to the Islands of Maldives

- Customer profile: Broadband service provider
- Current mode of communication: Microwave
- Needs: Rapid deployment of Broadband for multi remote Hotel sites
- Solution: Satellite IP – cost effective Broadband service using small and low cost satellite terminals



SingTel

Leadership in


Product Innovation
Industry Transformation
Global IP Mobility
Customer Enablement
Mobility Applications
GSM on ship VoIP/SIP

Mobility Applications Across Multiple Platforms

Applications runs over
- Inmarsat Maritime services
- Broadband Global Area Network (BGAN)
- Iridium voice services
- Satellite IP



Others
ST-1, Apstar V
VoIP Phone
Fax
Email
Internet
SIP Phone
Internet Backbone
Internet Gateway
SIP Gateway
IP Hub
SingTel 24 x 7 Customer Service Centre
Small Size Stabilised Antenna
Mux / DeMux
Ethernet Switch
Control PC
Ship
VoIP/SIP
GSM
Email
Internet
Multiple Sites
Overseas
Singapore
Ship Services

SingTel

 INFORMATION IS CONFIDENTIAL AND PROPRIETARY

Mobility Applications

E-Transactions

Passenger transactions on cruise ships

eg VISA, NETS, ATM


NETS
Life made easier

GSM/GPRS

- Onboard vessels and remote sites
- SMS, roaming, online booking, Blackberry, etc



VoIP

- SIP infrastructure allows voice calls over Internet using laptop or handset
- Prepaid or post-paid options


PC
Conventional phone
SIP Adapter
Internet

Remote Surveillance

Security monitoring at remote locations with limited terrestrial infrastructure

Eg. oil rigs, construction sites





IP Connectivity without Boundaries

Broadband IP Connectivity

Anytime and Anywhere

with

SingTel Satellite

SingTel

SingTel

asia's leading communications company

ANALYST

INNOVATION

7 NOVEMBER 2006

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Tuesday, November 07, 2006 7:10 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, November 07, 2006 7:09:46 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
Submission Date & Time :: 07-Nov-2006 07:09:04
Broadcast Date & Time :: 07-Nov-2006 07:09:46
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/11/2006

TIME: 10:48:07

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2006: Presentation by Mr Tan Tian Seng D

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

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In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, November 07, 2006 7:48 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 393644.pdf

393644.pdf (2 MB)

ASX confirms the release to the market of Doc ID: 393644 as follows:
Release Time: 07-Nov-2006 10:48:07
ASX Code: SGT
File Name: 393644.pdf
Your Announcement Title: SingTel Analyst Day 2006-Presentation by Mr Tan Tian Seng, D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2006 07:27:42
Announcement No.	00010

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2006 - Presentation by Mr Goh Boon Huat, Director (IP Services)
Description	
Attachments:	NR-071106-final-GohBoonHuat.pdf Total size = **3632K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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SingTel

asia's leading communications company

SINGTEL ANALYST DAY 2006

7 NOVEMBER 2006

ConnectPlus IP-VPN & ICT Product Updates

07 November 2006



Goh Boon Huat

Director (IP Services)

SingTel

Important Note: Forward looking statements

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

SingTel

Agenda

- SingTel ConnectPlus IP-VPN Product Performance
- IP-VPN market outlook
- ConnectPlus IP-VPN Strategy
- Coverage Propositions
- NNI Propositions
- ICT Propositions
- Key Customer Wins

SingTel

SingTel ConnectPlus IP-VPN Performance

ConnectPlus IP Revenue Growth		Excess of 70% in 2006
ConnectPlus IP Ports Growth		Excess of 200% In 2006
Market Share		From <5% to 10% in 2005, 2nd in Asia Pacific International IP-VPN
Key Wins		▪ Across multiple customer segments ▪ With Value Added Services

SingTel

IP-VPN Will Continue To Grow Strongly For The Next 3-5 Years



IP
VPN





Asia Pacific ex. Japan International Data Revenue
US$m

	2002	2003	2004	2005	2006	2007	2008	2009	2010
Dedicated/Leased Line	980.4	836.3	814.6	866.0	893.2	922.9	930.3	936.8	939.7
Frame Relay	507.7	497.0	445.3	408.2	372.6	342.0	312.1	284.7	298.0
ATM	197.1	188.0	186.3	189.4	185.1	180.5	174.6	188.5	182.1
IP-VPN	145.0	254.0	371.2	573.0	662.2	838.5	997.0	1224.1	1503.6

Superior technology

- Supports any-to-any Network
- Simplicity for customers
- Facilitate Convergence/ outsourcing of Network

Replaces traditional technology

- More flexible
- Cheaper for multi-sites





Strong growth in Internet & data

- Facilitate adoption of technology
- Need secure Internet-like solution

Globalization of Businesses

- Need for multi-site connections

SingTel

IP-VPN Market In Asia Pacific

- Highly fragmented :
  - Number 1 player with only 14% market share
  - Top 3 players accounted for only 30 % of market share
  - Many small players with 5 - 10% market share
- Regulated market : Many closed markets with in-country operators
- GSP presence is there but not dominant
- Many Tier 2 cities with smaller international requirements

Provide A Unique Opportunity For SingTel

SingTel

What are IP-VPN Customers Looking For?

Coverage: A hygiene factor
- The right coverage is critical and in most cases the first filter for short-listing providers
- Enterprises expect providers to have presence in most of their key locations and not necessarily in all locations

Relationships: The tipping point
- Customers are more likely to work with providers whom they have existing relationship
- In most cases the relationship at the decision location was the key tipping point

How do enterprises buy IP-VPN

Price:
- Price is the second filtering criteria in most RFPs

Services suite:
- Services are critical for positioning and creating a buzz around the offerings
- In the future, when bandwidth becomes a complete commodity, services could be the differentiating factor

Source: Customer interviews, team analysis

ConnectPlus IP Strategy :

Leading Asian Capabilities & Strong Ability To Connect Customers "To & From" Asia To Their Global Hubs

- Develop ConnectPlus IP to be the leading IP-VPN player in Asia/Middle East, able to out compete all GSPs in Asia
- Make use of Asia strength as "Spring Board" to up-sell into US/Europe/ROW key cities. Node presence in key cities is a critical proposition
- Build up presence in key cities in US and Europe to improve the proposition
- This competitive advantage is sustainable because it is harder to be good in Asia for the GSPs

GSP Leverage On Strength In US / Europe To Sell Into Asia

ConnectPlus IP Can Do The Same To US And Europe Based On Asia Strength

SingTel

Strategic Focus In ConnectPlus IP-VPN

Enhance coverage

- Aggressive node deployment
- Strategic NNI partners/Global Delivery Platform


SingTel IP
Strategy

New Technology / Access Technologies

- VPLS
- Ethernet Access
- Dedicated DSL
- Remote non-DSL

ICT Services

- VoIP solution
- Business IT Solutions

Invest more than S$150 Million In The Next Two Years on ConnectPlus IP

To Become Leading Asian IP-VPN Provider With Ability To Connect To Key Business Cities Of The World

SingTel

Leading Asian Capability & Connecting Customers "To & From" Asia To Their Global Hubs



ConnectPlus IP
Asia / Middle East
Nodes
Asia Leader
ConnectPlus IP
European
Nodes
ConnectPlus IP
US Nodes
C+ IP Network
Robust Diverse Back Bone

Leverage On Strength Of Asia To Sell Connections To Key Europe/US/ROW Cities

SingTel

Coverage Enhancement Plan

Region	Phase 1 – 17 Nodes (By Sep 07)		Phase 2 – 26 Nodes (By Sep 08)	
Asia & Middle East	Key Focus On Asia To Strengthen SingTel Leadership In Asia	11 nodes	Continue to Focus On Asia Extend to tier 2 cities Strengthen SingTel Leadership In Asia	15 nodes
US / Canada	Strengthen US / Canada Presence In Key Cities	3 nodes	Continue to Strenghen US / Canada Presence	4 nodes
Europe	Strengthen Europe Presence In Key Cities	2 nodes	Continue To Strengthen Europe presence	6 nodes
South America & Africa	Support Key Customer	1 node	Support Key Customer	1 node

Grow Node Presence From 29 to 72 Nodes

SingTel

Extended Coverage via NNI partners (existing)



Level 3
Global Crossing
Telefonica
kpn
etisalat
bharti
VADS
CPCNet
JAPAN TELECOM
NCIC
VDC
yes! OPTUS

SingTel

Strategic Partners – Global Delivery Platform

- NNI is an integrated component for ConnectPlus IP coverage strategy
- The vision is to enhance NNIs to elevate some of these key NNI into strategic partnerships
- A technical framework will be implemented to enable node-to-node SLG across NNI – **Global Delivery Platform**



Ownership
Global Delivery Platform
NNI
Ownership of Infrastructure
Customer Perception Of Integrated Network



Integrated Marketing
Integrated Process
Integrated Network

SingTel

Global Delivery Platform – Technical Framework



Regional Partner 1
PAA
Global Delivery Platform

Performance Assurance Agent (PAA)

SingTel

Global Delivery Platform – Sample Screen


HTML Reference - Mozilla Firefox
File Edit View Go Bookmarks Yahoo! Tools Help
SingTel
go to EU map
go to NA map
go to matrix
Metrics from Singapore
To Latency Loss Jitter
Munich 106.20 0.61 20.80
Beijing 106.66 0.61 5.71
Hong Kong 104.63 0.28 6.39
Perth-Optus 93.63 0.60 23.47
Kolkatta 111.18 0.41 19.40
Mumbai 88.97 0.35 20.67
New York 115.45 0.01 6.35
London 123.86 0.13 15.78
Kazakhstan
Uzbekistan
Turkmenistan
Afghanistan
Iran
Pakistan
Saudi Arabia
Oman
Yemen
India
Somalia
Indonesia
Papua New Guinea
Global POPs:
Asia/Australia
Beijing
Beijing 2
Hong Kong
Kolkatta
Mumbai
Singapore
Kuala Lumpur
Perth
Europe
North America
Rest of the World
Select Cities
SingTel Internal Use Only - Strictly Confidential
Main Map
By Location
Matrix
Done

SingTel

Global Delivery Platform – Sample Screen

HTML Reference - Mozilla Firefox

File Edit View Go Bookmarks Yahoo! Tools Help

SingTel

SingTel POP to POP Measurements - Latency - Business Class

May 2006

Beijing	Beijing2	Hong Kong	Perth	Kolkatta	Mumbai	London	Munich	New York	
52	60	45	88	140	150	90	95	110	Singapore
	50	77	130	190	200	110	113	170	Beijing
		80	111	188	210	140	133	180	Beijing 2
			90	160	170	95	104	122	Hong Kong
				177	154	97	114	109	Perth
					65	120	130	144	Kolkatta
						134	140	150	Mumbai
							80	111	London
								121	Munich

Global POPs:
- Asia/Australia
  - Beijing
  - Beijing 2
  - Hong Kong
  - Kolkatta
  - Mumbai
  - Singapore
  - Kuala Lumpur
  - Perth
- Europe
- North America
- Rest of the World

Select Cities

SingTel Internal Use Only - Strictly Confidential

Main Map | By Location | Matrix

Applet PopupMenuApplet started

SingTel

Strategic Partnering: Unique Network Visibility Across Multiple Domestic Networks Via GDP


America
Europe
China
Japan
India
Australia
Strategic Partnering
Integrated Marketing
Integrated Process
Integrated Network

SingTel

Strategic Focus Of ConnectPlus IP

Enhance coverage

- Aggressive node deployment
- Strategic NNI partners/Global Delivery Platform


SingTel IP
Strategy

New Technology / Access Technologies

- VPLS
- Ethernet Access
- Dedicated DSL
- Remote non-DSL

ICT Services

- VoIP solution
- Business IT Solutions

SingTel

VPLS Coverage


New York
London
San Jose
Los
Angeles
Dallas
Seoul
Tokyo
Osaka
Taipei
Hong Kong
Singapore

▲ VPLS Enable PoPs

11 PoPs Enabled With VPLS
Presence Will Be Doubled By end FY06/07

SingTel

ConnectPlus IP-VPN Access Strategy



PE
Leased Line
ATM
Ethernet
DSL
ConnectPlus
IP-VPN
Non-DSL internet
DSL Internet
SSL VPN
Available
New Initiaitves

Dedicated Access
- Direct connection to ConnectPlus IP Nodes
- **Implement newer cost effective access method**

Remote Access
- Leverage on Internet to reach remote location
- Internet for nomadic users
- **Remote DSL to >100 countries**

Ethernet Access Is Available At:
Singapore, Malaysia, Hong Kong, Japan, Taiwan, US, UK, Australia

All ConnectPlus IP PoPs will support Ethernet before end 2006, subject to local loop availability

SingTel

Strategic Focus of ConnectPlus IP

Enhance coverage

- Aggressive node deployment
- Strategic NNI partners/Global Delivery Platform


SingTel IP
Strategy

New Technology / Access Technologies

- VPLS
- Ethernet Access
- Dedicated DSL
- Remote non-DSL

ICT Services

- Managed Services Solution
- VoIP solution

SingTel

ConnectPlus IP – ICT Framework



Class of Services
Router Management
Network Reporting
CPE Service
Managed IP-PBX
Professional Services
LAN Management
Multimedia Conferencing
VoIP VPN
Hosted IP-PBX
IT Integration/
Outsourcing
QoS Regulation
Bandwidth Management
Security Management
Media over IP
ConnectPlus
IP VPN
Community Networks
TOPS
WAN Optimization
ASP / CP
Contact Centres
Network Firewall
Managed Security
(dedicated FW, IPS)

ConnectPlus IP – ICT Strategy

- It is complementary to SingTel Info Com Technology (ICT) strategy whereby ConnectPlus IP-VPN provides the delivery platform to sell ICT while ICT creates stickiness and differentiation to IP-VPN

■ Existing Services

SingTel

SingTel ICT Solutions



Increasing Customer Fronting
Data Centre Services
WAN services
LAN services
IT services
BPO
Increasing Level of Service Content
Outsourcing Services
Managed Services
Integrated Solutions
Enhanced Network Services
Basic Data / Voice Solutions
Managed IP-PBX (with IP Applications), Managed Security Solutions
Routers, Switches, Servers, Storage, etc incorporated with Basic and Enhanced Network Services
RMS, TOPs, Remote LAN Service (RLAN), In the Cloud Security Services, OBR.
Expan, ConnectPlus, DigiNet, Voice Solutions
SingTel ICT Solutions
• Moving up through to Managed IT Services
• Does not include Desktop Support, IT Applications (ERP, CRM, etc) and Full Outsourcing Services

SingTel

SingTel ICT Solutions

VoIP VPN Service

- Provides end-to-end **managed VoIP VPN** service over the ConnectPlus Voice enabled IP network
- Enables enterprise customers whose sites are connected to the VoIP VPN network to have seamless **intra-corporate (on-net) telephone calls**
- Provides access to a pool of value added services such as **off-net access, audio conferencing, multiple access options and voice performance reports**


On-Net Call Services (Recurring Fixed Charge)
Off-Net Call Services (Usage Based)
Web Based Utility
Call Details Record
Private Numbering Plan
Advanced Call Routing
Multiple Access Options
Audio Conference
Performance Report
Router Management
CPE Sales / Rental
Voice Class IP Transport

SingTel

SingTel ICT Solutions

Managed IP-PBX


Configuration
Maintenance
SingTel Managed IP PBX
Assessment
Security
Reporting

Configuration
- Hard / Soft MAC
- User attributes
- Configuration Changes

Assessment
- Traffic Study
- Network & Systems Assessment

Reporting
- Fault statistics reports

Security
- Security Profile
- Toll Fraud Checks
- Security Patches

Maintenance
- Software patches
- O/S patches
- Bug fixes
- Software troubleshooting
- Hardware troubleshooting
- Hardware replacement
- Preventive Maintenance
- Technical Support Enquiries

SingTel

SingTel ICT Solutions

Traffic Optimization and Profiling (TOPs)


The Network
SAP
i2
SIEBEL
The World Network
Application Discovery
all applications are identified
Detailed breakdown can be derived and named
Optimisation
prioritisation of inbound & outbound traffic to achieve optimum application performance vs objectives set
Rightsizing of Network
recommends upgrade or downgrade of bandwidth to maximise server utilisation & performance & optimise costs

SingTel ICT Solutions

Hosted & Network based security solutions

Multi tier approach by combining Data Center, Network, Technology, and Management Expertise into Three Hosting Solutions to Meet Varying Business Needs for maximum protection

Increasing Level of Service Content ↑

MSS CPS & CPE	Outsourcing for Security Services for customers out side the datacenter
Hosted Security Services	Shared Firewall, IDPS Antivirus, anti-spam
Secure Data Centre Service	Colocation in a Secure Environment with Robust Network Connectivity

SingTel

Leadership In Customers Acquisitions



Coverage
Non Asia Pacific Centric
Asia Pacific Centric
Value Added Service
DGCX
ERICSSON
Borouge
Tetra Pak
Virtela
VENTURE
HUAWEI
exel
SCHENKER Logistics
PEPSICO
SIEMENS
DECATHLON
PHILIPS
freescale
innOve
PRUDENTIAL
AirAsia
ncs
SAMSUNG
TNT
ZTE中兴
OOCL
ModusLink
Kodak
VISA
Sun
TOYOTA
nwa.

IP-VPN* + RMS / TOPS + VoIP/ICT

* Also includes network services such as Class of Service and Multicast support

SingTel

Philips RFP Win

PHILIPS

Requirements	▪ Migrate the existing ATM/FR circuits to MPLS IP-VPN
Solution	▪ ConnectPlus IP-VPN solution – 11 international sites– 2x Hong Kong, Taipei, Malaysia, Thailand, Japan, Korea, Philippines, Singapore, Australia and New Zealand ▪ 70 over extended Domestic sites with domestic MPLS for Japan and extended Local leased line connecting to major in-country hub sites ▪ Redundant PoPs and diverse local loop for important sites ▪ Domestic ISDN backup to hub site ▪ RMS
Revenue	▪ 1 year contract
Competitors	▪ BT, AT&T and Equant

SingTel was able to win against GSPs with its good Asia Pacific Coverage with comprehensive backup

SingTel

TNT RFP Win

Requirements	▪ TNT required an MPLS network for its global network. They were looking at a single provider that can manage their entire Corporate IP VPN requirements. Special emphasis were put on back up solutions to ensure high availability
Solution	▪ SingTel proposed ConnectPlus IP for all the 16 sites, with Remote DSL as Backup ▪ UK, Australia, New Zealand, Thailand, Korea, Singapore, Philippines, Malaysia, Japan, Taiwan, Indonesia, India, Hong Kong, China ▪ Router Management Service (RMS) ▪ Traffic Optimisation Profiling Service (TOPS) ▪ CPE routers
Revenue	▪ 3 Years Contract
Competitors	▪ AT&T, BT, and Telstra
Winning Factor	▪ Ability to provide complete network solution, especially the Remote DSL for backup and TOPS for network visibility ▪ Successfully implemented TNT AP network comprising 29 circuits at 15 international sites. TNT is delighted with SingTel's project management and support capabilities

SingTel was able to provide TOPS, RMS, good Asia Pacific coverage with backup service, a win against GSPs

SingTel

A Leading Semiconductor Manufacturer RFP Win

Requirements	▪ Migrate the existing ATM/FR circuits to MPLS IP-VPN
Solution	▪ ConnectPlus IP-VPN solution – 11 sites – 2x Hong Kong, Taipei, 2x Malaysia, Japan, Korea, 2x US, Singapore and China ▪ Provided the popular FE interface to customer where available ▪ Redundant PoPs and diverse local loop for important sites ▪ Proposed internal wiring instead of local loop in Korea as their site is located within the same premises as our PoP to save cost for the customer ▪ RMS
Revenue	▪ 2 Years Contract
Competitors	▪ ANC & Sprint

Example where SingTel has offered its RMS and FE interface to its advantage

SingTel

Middle East Centric Network – Dubai Gold Exchange RFP

DGCX

Requirements	▪ Client sites located in 6 countries and 15 offices (Phase 1), Singapore, New Zealand, India (8), Pakistan (3), USA & UK ▪ Use Multicast protocol to transmit stock trading info
Solution	▪ S'pore, NZ, US and UK connect directly to ConnectPlus IP ▪ Pakistan - local hub & spoke to aggregation router in Co-location ▪ India – Bharti MPLS NNI to ConnectPlus ▪ ConnectPlus and Bharti NNI will support the multicast
Revenue	▪ 1 year contract
Competitors	▪ BT

SingTel was willing to customise our services to support customer requirement. Endorsement of SingTel plan to expand into the Middle East

SingTel

VoIP Win –
Northwest Airlines RFP Win

Requirements	▪ Route inbound and outbound call centre voice traffic from China, Taiwan, Hong Kong and US to Singapore Call Centre
Solution	▪ Integration with customer voice gateways in Singapore, HK, Taiwan and China ▪ ConnectPlus VoIP VPN at 3 sites – Singapore (with Backup IP Port), Hong Kong & Taipei ▪ Co-location of customer's VoIP Gateway in SingTel EXPAN Data Center in HK and Taiwan ▪ SingTel provide CPE and Router Management Service
Contract	▪ 3 years Contract
Competitors	▪ Equant

A VoIP VPN win for SingTel

SingTel

ICT Win - Moduslink

ModusLink

- With eight regional data centres across the US, Europe and Asia Pacific:
  - ModusLink's Mission Critical ERP applications are decentralised
  - Synchronisation of data and versions upgrade at each Data Centre location cost ModusLink millions of dollars to maintain every year

- SingTel Team identified the opportunity and position itself as a Telco ICT service provider by tailoring its suite of Managed Services to host ModusLink Global ERP applications for US, Europe and Asia Pacific.

- The Breakthrough into ICT Market :
  - E-commerce hosting
  - Computer operations
  - Network management
  - Customer services/Helpdesk
  - Reliability, Recoverability, Security, and Disaster Recovery

A major deal involving extensive ICT services

SingTel

Thank You

SingTel

SingTel

asia's leading communications company

SINGTEL ANALYST DAY 2006

7 NOVEMBER 2006

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Tuesday, November 07, 2006 7:28 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, November 07, 2006 7:27:42 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00010
Submission Date & Time :: 07-Nov-2006 07:26:44
Broadcast Date & Time :: 07-Nov-2006 07:27:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/11/2006

TIME: 10:49:02

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2006-Presentation by Mr Goh Boon Huat D

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, November 07, 2006 7:49 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 393645 as follows:
Release Time: 07-Nov-2006 10:48:58
ASX Code: SGT
File Name: 393645.pdf
Your Announcement Title: SingTel Analyst Day 2006 - Presentation by Mr Goh Boon Huat,

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2006 07:36:23
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2006 - Presentation by Mr Bill Chang, Executive Vice President (Business)
Description	
Attachments:	NR-071106-final-BillChang.pdf Total size = **2266K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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SingTel
asia's leading communications company
ANALYST
7 NOVEMBER 2006

Leadership Through Innovation & Delivering Value To Customers

7 November 2006



Bill Chang
EVP (Business)

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It *should be noted* that the actual performance of SingTel may vary significantly from such targets.

"S$" *means Singapore* dollars *and* "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Agenda

- Business Group Overview
- Growth Engines
- Maintaining the Innovation Lead
- Large Enterprise and SME Strategy
- iN2015
- Key Takeaways

SingTel

Agenda

- Business Group Overview
- Growth Engines
- Maintaining the Innovation Lead
- Large Enterprise and SME Strategy
- iN2015
- Key Takeaways

Overview of Business Group

Products Revenue Responsibility (>$1B^n)


Satellite
(7%)
Int'l Voice
(28%)
Data & Internet
(66%)
Revenue Ratios

Customers Revenue Responsibility (>$1B^n)


SMEs (30%)
(≃ 120K A/Cs)
Large Enterprises (70%)
(≃ 2500 A/Cs)
Revenue Ratios

SingTel

Financial Performance of Corporate Products: Data

Sustained Rebound in Data Revenues


Revenue $
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
FY01/02
FY02/03
FY03/04
FY04/05
FY05/06
FY06/07

***Figures indicated are 4 quarters moving average**

High growth from IP products & Managed Services compensating lackluster traditional data performance



IP-VPN (Domestic & Int'l)
(52% growth YOY*)
Strong growth
Managed Service
(15% growth YOY*)
Revenue $
2Q FY05
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07



Local Leased Circuit
(1% growth YOY*)
Flat Growth
Int'l Leased Circuit
(-7.2% growth YOY*)
Declining
Revenue $
2Q FY05
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07

* Gwth computed based on 1QFY07 vs 1QFY06

SingTel

Financial Performance of Satellite Products

Strong rebound in Satellite Revenues as well


Revenue $
FY01/02
FY02/03
FY03/04
FY04/05
FY05/06

Industry trends in Asia Pacific
From SingTel's perspective

- **IP migration is accelerating**
  - Manufacturing / Logistics / Automotive already heavy users
  - Non-banking financial institutions migrating e.g. insurance, credit card companies
  - Banks in evaluation / RFP stage
  - World remains divided between Regional Provider / Global Provider for IP VPN
- **VoIP & Multimedia over IP growing strongly in APAC**
- **IT & Telco convergence like :**
  - Managed Networks, Voice, Security, LAN services are increasingly important
  - Large Enterprise WOB requirements increasing
  - Opportunities also promising in SME segment, driving a need for OSS
- **Data centre consolidation increasing pace & more demanding specifications**
- **Fixed – Mobile convergence stepping up**
  - Mobility solutions must be integrated with office, home, public WiFi environment
    - e.g. conferencing, integrated office solution

Agenda

- Business Group Overview
- **Growth Engines**
- Maintaining the Innovation Lead
- Large Enterprise and SME Strategy
- iN2015
- Key Takeaways

Growth Engines:




Asia



VoIP
"Round One to the Incumbent"

IP-VPN
"1-in-3" Goal

Managed Services / Data Centre
Strong Beachhead Established

Leadership in IP

SingTel

Confidential

Voice over Broadband
From Defensive Position to Offensive Mode



EXPORT
rid of overseas call charges with SingNet VoIP
SingNet VoIP
SINGnet BUSINESS

***"MediaRing's service will only roll out later this quarter, while SingTel's is ready now. Round One to the** New SingTel"*

"Dialing up the changes for Telcos"
4 August 2006
Business Times

"SingNet the first ISP in Singapore to offer ... Businesses can now use SingNet VoIP service to make and receive calls from all prefix-6, prefix-8 and prefix-9 numbers"

6 Nov 2006
Straits Times

Accelerate Leadership in IP
Delivering an unrivalled suite of IP solutions


C+IP
(Int'l IP-VPN)
MoIP
Office Solutions
(ISR)
Meg@Pop
(Domestic IP-VPN)
SingTel
IP Solution
Voice over IP
(C+ VoIP, VoBB
i-PN, IP PBX)
Satellite IP
(BGAN / VSAT)
Wireless IP
(Wifi/Wimax)

SingTel

IP-VPN "1 in 3" Goal

- Aim to be APAC #1 IP VPN provider in next 3 years
- Strongest IP-VPN coverage in Asia with extensive reach to key business cities of the world
- Enhanced performance management to achieve unique network visibility across multiple domestic networks
- Delivering more value through managed services for customers


1st
Asia

IP-VPN to ICT Development Path



IP-VPN
QoS Regulation
Bandwidth Management
Security Management
Media over IP
I.T. Integration / Outsourcing
Community Networks
Class of Services
Router Management
Network Reporting
TOPS
WAN Optimization
CPE Service
Managed IP BBX
Professional Services
LAN Management
ASP / CP
Contact Centres
Multimedia Conferencing
VoIP VPN
Hosted IP PBX
Network Firewall
Managed Security (dedicated FW, IPS)

Managed Services
Productisation Strategy


be on top
SingTel

TOPS Service


DO NOT ENTER
be operational
even when your office is not
XPAN
SingTel

Offsite Backup & Restore


A good manager reacts to adversity. A great manager prepares for it.
SingTel

Business Continuity Pack

SingTel

Foray into ICT Market
Multi Million Dollar ICT Wins Established

- Won landmark deal with CAAS
- Built Secured Wireless Solution to transmit data from cockpit to control tower
- Broke through StarHub monopoly
- Secured SIA as anchor customer
- More airlines in the pipeline


AIRPORT SINGAPORE

Powered by SingTel


sentosa
Singapore's Island Resort

Powered by SingTel

- Built Sentosa's intelligent island network
- Integrated Wifi-Meg@Pop network
- Multi year – Multi Million Dollar contract
- Won bid against 6 system integrators

SingTel

BG-NCS ICT engagements yielding results…

Over $85M of contracts won over last 12 months

MINDEF SINGAPORE

MHA - NS Portal

iDA SINGAPORE

BIG Infrastructure

Singapore Police Force

Coastal surveillance

RGM INTERNATIONAL

Hosting Services

SINGAPORE AIRLINES

SIA Gatelink

Land Transport Authority

ERP II trial

CAAS

Fiber Network for Changi Airport
Budget terminal infrastructure

sentosa

Islandwide wireless network

SingTel

Agenda

- Business Group Overview
- Growth Engines
- Maintaining the Innovation Lead
- Large Enterprise and SME Strategy
- iN2015
- Key Takeaways

SingTel

Product Innovation
First to Market over last 6 mths



Business Continuity Pack
(Oct-06)


RS3100
RS3100 VPLS
Hierarchical QoS
RS3200 ASM
E-Line/E-LAN

E-Line (Nov-05)
VPLS (Jun-06)



TOPS
(Jun-06)



BizWeb SmartOffice
(Oct-06)

Innovation Leadership


Cut overseas call charges with SingNet VoIP

VOIP
(Aug-06)



Multimedia Desktop Conferencing
(Oct-06)



SOHO-Link
(Sept-06)


be powered further
with ConnectPlus Ethernet VPN

C+ Ethernet VPN
(Aug-06)

Agenda

- Business Group Overview
- Growth Engines
- Maintaining the Innovation Lead
- Large Enterprise and SME Strategy
- iN2015
- Key Takeaways

SingTel

Segment GTM Strategies

Small, Medium Enterprise

- Mass Customization Approach
- Redefining Customer Experience
- Office, Security & Mobility
- "CIO-in-box" solutions


SMEs
PORTAL

Large Enterprise

- Vertical industries focus
- Leverage on Partnerships for Solns
- Drive whole of biz relationships
- Proactive shaping of industry towards iN2015



SingTel

SME Strategy
Redefining Customer Experience


SMEs
PORTAL


Simplicity
Customer Care
Cost Effectiveness
Customer Experience

Integrated Battle Plan

- Sales
- Channel
- Marketing
- Processes
- Networks
- Customer Services
- Product

Individual Solutions

Mobility Advantage	Security Advantage	Connectivity Advantage	Marketing Advantage
Work on the move	Protecting your business	Business Connectivity	Customer Management Solutions

Descriptors

Horizontal Connectivity Solution

Business Essentials Pack

Innovative SME Office Solutions


Expect
your office productivity to balloon
SingTel


Expect
your staff to work closer no matter where they are
SingTel


Expect
closer customer interaction
SingTel

$98/mth

SingNet BizWeb SmartOffice


Expect Results
SingTel

FREE

- 512kbps unlimited Broadband
- 550MB email & webhosting space
- Outdoor Wireless Surf Account
- Domain name

Large Enterprise Strategy

Drive Whole of Business

- Beyond Connectivity to Managed Services to ICT…


Large
Enterprise
Strategy

Vertical Focus

- FSI
- Government & Education
- Healthcare
- Hospitality
- Manufacturing & Logistics
- Retail

iN2015

- Leading & shaping industry towards iN2015

Partnerships/Alliances

e.g.
- NCS / Radiance
- IBM / HP in EXPAN
- Datacraft / 3D / Netstar
- Malifax / Frontline / Crimson Logic

SingTel

Business Solution Centre
A vertical showcase


SingTel
business solutions centre

SingTel opens business solutions centre

By AMIT ROY CHOUDHURY

SINGAPORE Telecommunications (SingTel) has opened a $1 million business solutions centre at its Comcentre premises where the company can give practical demonstrations of integrated communications solutions tailored for the needs of different industries.

"Our corporate customers can see for themselves how they can harness and benefit from the newest, integrated vertical solutions."

Business Times
18th September 2006


SingTel
Be Connected Globally





Agenda

- Business Group Overview
- Growth Engines
- Maintaining the Innovation Lead
- Large Enterprise and SME Strategy
- iN2015
- Key Takeaways

SingTel

iN2015 Vision & Strategy

Vision

An Intelligent Nation, A Global City, Powered By Infocomm

Desired Outcomes:

- Enriched lives through infocomm
- Enhanced economic competitiveness and innovation through infocomm
- Increased growth and competitiveness of the infocomm industry


iNternationalisation
iNnovation
IN2015

iN2015 Targets

#1 in the world in harnessing infocomm to add value to the economy and society	80,000 additional jobs
2-fold increase in value-added of infocomm industry to S$26 billion	90% of homes using broadband
3-fold increase in infocomm export revenue to S$60 billion	100% computer ownership in homes with school-going children

SingTel

iN2015 - Healthcare & Biomedical
SingTel shaping government thrust toward intelligent nation

SingTel's Initiatives


GP (A)
GP (B)
MINISTRY OF HEALTH SINGAPORE
General Practitioner Network
GP (D)
GP (C)

(Partners: Frontline / Crimson Logic)

Virtual Visit in SGH NICU



(Partner: AXIS)

Pager to Mobile Migration


SMS FOR A DOCTOR

(Partners: Global Mobility / Various hospitals)

My Health Folder


My Health Folder
Myself, My Health
Introduction

(Partners: Nanyang Polytechnic, ORACLE, Jurong Healthconnect, INTEL)

Enabling Government's iN2015 aspiration

- Integrated healthcare value chain to enable holistic care
- Greater ability of public to manage their health
- Enable cross sharing between healthcare & biomedical research communities

SingTel

iN2015 – Manufacturing & Logistics Solution

SingTel shaping government thrust toward intelligent nation

SingTel's Initiatives


Logistics

Visibility

Fleet/Workforce Visibility
Monitor vehicles and personnel on the move and enjoy the advantage of security and efficiency with such visibility.

RFID Cold Chain Solution
Improve enterprise resource and inventory management with real-time location tracking and temperature monitoring.

eSurveillance
SingTel eSurveillance lets you monitor warehouses or office premises anytime, anywhere via a 3G mobile phone or internet. Receive SMS alert of any unauthorized intrusion instantly.

Partner: NCS


Shipping company (A)
Shipping company (B)
PSA
The World's Port of Call
PortNet
Shipping company (D)
Shipping company (C)

Partner: NCS

Enabling Government's iN2015 aspiration

- Building Adaptive Supply Chain
- National Integrated Infocomm Platform
- World Class status
- Enable Complex Manufacturing Capabilities

SingTel

iN2015 – FSI
SingTel shaping government thrust toward intelligent nation

SingTel's Initiatives


Securities companies
Banks (local)
KE Trade
GK
GOH
OCBC Bank
DBS
Foreign Financial Institution
SGX
SGX Net
NYSE Group
Morgan Stanley
Goldman Sachs
London Stock Exchange
Foreign Stock Exchanges
Investment Banks

Partner: OMX

Enabling Government's iN2015 aspiration

- Establish S'pore for Infocomm innovation in Financial Services
- Enable commerce through a Next-generation e-Payment Infrastructure
- Develop S'pore into a trusted gateway for financial services in Asia

SingTel

iN2015 - Education
SingTel shaping government thrust toward intelligent nation

SingTel's Initiatives


Primary School
Secondary School
MOE
Educonnect
• Backpack.net
• Broadband for needy students
Junior College
Polytechnics
Partners: IDA, Microsoft, Various S.I

Enabling Government's iN2015 aspiration

- Creating an enriching and personalized learner-centric environment in our educational institutions
- Building a nation-wide Education and Learning infrastructure
- Positioning Singapore as a centre for innovation in the use of infocomm technologies for the Education and Learning sector

iDA's Wireless Broadband Program

SingTel to champion development of mobility solutions


iDA
SINGAPORE
Wireless@SG Program

- Offers Ent/SMEs office-on-the-move
- Move into content/apps biz
- Advertising Revenue/LBS



Mobile VPN



Mobile VoIP



Wireless security





Integrated Wifi-3G-Wimax Solns

Agenda

- Business Group Overview
- Growth Engines
- Maintaining the Innovation Lead
- Large Enterprise and SME Strategy
- iN2015
- Key Takeaways

Key Takeaways

- Extend Leadership in Domestic Market
- IP Leadership
- Beyond Connectivity into Managed Services
- Accelerate Innovation – 1st to market with relevant and impactful solutions
- Differentiating Customer Experience
- Leading and Shaping Industries towards iN2015

SingTel

SingTel Leadership in Asia Pacific
Growing from Strength to Strength

Traditional Strength

- Operational Excellence
- Reliability
- Performance
- Customer Focus

"New SingTel" Strength

- Operational Excellence
- Reliability & Performance
- Innovation : Technology & Business model
- Differentiated Customer Experience
- Customer Success


SingTel
asia's leading communications company

Leadership in Asia Pacific 2006 & Beyond

SingTel

SingTel

asia's leading communications company

ANALYST

INNOVATION

7 NOVEMBER 2006

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Tuesday, November 07, 2006 7:36 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%
SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, November 07, 2006 7:36:22 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00013
Submission Date & Time :: 07-Nov-2006 07:35:45
Broadcast Date & Time :: 07-Nov-2006 07:36:23
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/11/2006

TIME: 10:51:55

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Analyst Day 2006: Presentation by Mr Bill Chang EVP

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, November 07, 2006 7:52 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 393647.pdf

393647.pdf (2 MB)

ASX confirms the release to the market of Doc ID: 393647 as follows:
Release Time: 07-Nov-2006 10:51:48
ASX Code: SGT
File Name: 393647.pdf
Your Announcement Title: *SingTel Analyst Day 2006 - Presentation by Mr Bill Chang, EV*